As filed with the Securities and Exchange Commission on January 2, 2003.
                                                           File No. 333-_____
                                                                    811-08173

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO. 1

                 Allstate Life Variable Life Separate Account A
                           (Exact Name of Registrant)

                         Allstate Life Insurance Company
                               (Name of Depositor)

                                3100 Sanders Road
                              Northbrook, IL 60062
              (Address of Depositor's principal executive offices)

                            Michael J. Velotta, Esq.
                         Allstate Life Insurance Company
                                3100 Sanders Road
                              Northbrook, IL 60062
                                 1-847-402-2400
                     (Name and address of agent for service)

                                   Copies to:

Richard T. Choi, Esq.               Charles Smith, Esq.                      Daniel J. Fitzpatrick, Esq.
Foley & Lardner                     Allstate Life Insurance Company          Morgan Stanley DW Inc.
3000 K Street, Ste. 500             3000 Sanders Road                        1585 Broadway
Washington, DC 20007                Northbrook, IL 60062                     New York, New York 10036

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

TITLE OF SECURITIES BEING REGISTERED: Interests in modified single premium variable life insurance policies.

                                Explanatory Note

Registrant is filing this registration statement to register interests under the Morgan Stanley Variable Life Contracts described herein ("Contracts") on new Form N-6. Interests under the Contracts were previously registered on Form S-6 (File No. 333-25057). Allstate Life Insurance Company ("Allstate Life") became the issuer of the Contracts following the merger of its wholly-owned subsidiary, Northbrook Life Insurance Company, with and into Allstate. As a result of the merger, Northbrook Life Variable Life Separate Account A was transferred to Allstate and changed its name to Allstate Life Variable Life Separate Account A.

                          MORGAN STANLEY VARIABLE LIFE

Allstate Life Insurance Company
300 N. Milwaukee Avenue
Vernon Hills, IL 60061
Telephone number: (800) 654-2397                Prospectus dated January 2, 2003

This prospectus describes the "Morgan Stanley Variable Life," a modified single premium variable life insurance contract ("Contract") offered by Allstate Life Insurance Company ("we" or "Allstate Life") for prospective insured persons age 0-85. The Contract lets you, as the Contract Owner, pay a significant single premium and, subject to restrictions, additional premiums.

The minimum initial premium Allstate Life will accept is $10,000. We allocate premiums to Allstate Life Variable Life Separate Account A ("Variable Account"). The Variable Account invests exclusively in shares of the following mutual funds ("Funds"):

         The Morgan Stanley Variable Investment Series
         Van Kampen Life Investment Trust (Class X Shares)
         The Universal Institutional Funds, Inc.

Each Fund has multiple investment portfolios ("Portfolios"). Not all of the Funds and/or Portfolios may be available with your Contract. You should check with your Morgan Stanley Financial Advisor for further information on the availability of the Funds and/or Portfolios. Your Contract application will list all available Portfolios.

There is no guaranteed minimum account value ("Account Value") for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which you have allocated premiums. You will bear the investment risk for all amounts so allocated. The Contract continues in effect so long as the cash surrender value ("Cash Surrender Value") is sufficient to pay the monthly charges under the Contract ("Monthly Deduction Amount"). It may not be to your advantage to purchase variable life insurance either as a replacement for your current life insurance or if you already own a variable life insurance contract.



                         The Securities and Exchange Commission has not approved or disapproved the securities described in this prospectus, nor has it passed on the accuracy or the adequacy of this prospectus. Any one who tells you otherwise is committing a federal crime.
       IMPORTANT
        NOTICES Investment in the contracts involves investment risks, including possible loss of principal.

TABLE OF CONTENTS
------------------------------------------------------------------

                                                                          Page
Overview
         Glossary
         Summary
         Fee Table
Buying a Contract
         Application
         Premiums
         Allocation of Premiums
Investment Choices
         Portfolios
         Transfer of Account Value
         Dollar Cost Averaging
         Automatic Portfolio Rebalancing Program
         Voting Rights
Account Value
         Accumulation Units
         Accumulation Unit Values
         Account Statements
Deductions and Charges
         Monthly Deductions
                  Cost of Insurance Charge
                  Tax Expense Charge
                  Administrative Expense Charge
         Other Deductions
                  Mortality and Expense Risk Charge
                  Annual Maintenance Fee
                  Taxes Charged Against the Variable Account
                  Charges Against the Funds
                  Withdrawal Charge
                           Confinement Waiver Benefit
                  Due and Unpaid Premium Tax Charge
Death Benefit
         Accelerated Death Benefit
         Beneficiary
Access to Your Money
         Contract Loans
         Surrender of the Contract
         Partial Withdrawals
         Payment Options
         Suspension of Payments
Contract Terms
         Changes to Contract Terms
         State Exceptions
         Change of Owner or Beneficiary
         Assignment
         Last Survivor Contracts
         Limit on Right to Contest
         Misstatement as to Age and Sex
         Dividends
         Lapse and Reinstatement
         Cancellation and Exchange Rights
Federal Tax Matters
Other Information
         Allstate
         The Variable Account
         Performance Information
         Legal Matters
         Financial Statements
Obtaining Additional Information

GLOSSARY
------------------------------------------------------------------


As used in this prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The aggregate value under a Contract of the Variable Sub-Accounts and the Loan Account.

ACCUMULATED INCOME: The Account Value less premiums paid (assuming no loans have been made.)

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Variable Sub- Account.

AGE: The Insured's age at the Insured's last birthday.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness and the annual maintenance fee, if applicable.

CASH VALUE: The Account Value less any (1) applicable withdrawal charges and (2) due and unpaid Premium Tax Charges.

CODE OR INTERNAL REVENUE CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY: The same day and month as the Contract Date for each subsequent year the Contract remains in force.

CONTRACT DATE: The date on or as of which coverage under a Contract becomes effective and the date from which Contract Anniversaries, Contract Years and Contract months are determined.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS: Annual periods computed from the Contract Date.

DEATH BENEFIT: The greater of (1) the Specified Amount or (2) the Account Value on the date of death multiplied by the death benefit ratio as specified in the Contract.

FREE WITHDRAWAL: The amount of a surrender or partial withdrawal that is not subject to a AMOUNT: Withdrawal Charge. This amount in any Contract Year is 15% of total premiums paid to date.

FUNDS: (1) The Morgan Stanley Variable Investment Series (Class X Shares), (2) The Universal Institutional Funds, Inc., or (3) Van Kampen Life Investment Trust.

INDEBTEDNESS: All Contract loans, if any, and accrued loan interest.

INITIAL DEATH BENEFIT: The Initial Death Benefit under a Contract is shown on the Contract data page.

INSURED: The person whose life is insured under a Contract.

LOAN ACCOUNT: An account in Allstate's General Account, established for any amounts transferred from the Variable Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Variable Account.

MONTHLY ACTIVITY DATE: The day of each month on which the Monthly Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date. If there is no date equal to the Monthly Activity Date in a particular month, the Monthly Activity Date will be the last day of that month.

MONTHLY DEDUCTION AMOUNT: A deduction on each Monthly Activity Date for the cost of insurance charge, the tax expense charge and the administrative expense charge.

SPECIFIED AMOUNT: The minimum death benefit under a Contract, equal to the Initial Death Benefit on the Contract Date. Thereafter it may change in accordance with the terms of the partial withdrawal and the subsequent premium provisions of the Contract. A withdrawal reduces the Specified Amount in the same proportion that the withdrawal reduces Account Value. A subsequent premium payment increases the Specified Amount only to the extent necessary for the Contract to remain within the definition of a life insurance contract under the Internal Revenue Code.

VALUATION DATE: Every day the New York Stock Exchange is open for trading. The value of the Variable Account is determined at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on each Valuation Date.

VALUATION PERIOD: The period between the close of regular trading on the New York Stock Exchange on successive Valuation Dates.

VARIABLE ACCOUNT: Allstate Life Variable Life Separate Account A, an account established by Allstate to separate the assets funding the Contracts from other assets of Allstate.

VARIABLE SUB-ACCOUNT: The subdivisions of the Variable Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios of the Funds.

SUMMARY

-------------------------------------------------------------------------------

The following highlights certain features of the Contract. Please read the remainder of this prospectus for more information.

THE CONTRACT
The Contract is a life insurance contract with death benefits, cash values, and other traditional life insurance features. Because the Contract provides for an accumulation of Cash Value as well as a Death Benefit, described below, you can use the Contract for various individual and business financial planning purposes.

The Contract is "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will increase or decrease based on the investment experience of the Portfolios of the Funds to which you have allocated premiums. Similarly, the Death Benefit may increase or decrease under some circumstances. However, so long as the Contract remains in effect, the Death Benefit will not decrease below the Initial Death Benefit if you make no withdrawals or loans. We credit each Contract with units ("Accumulation Units") to calculate Account Values. You may transfer the Account Value among the Variable Sub-Accounts.

 We issue the Contract on either a single life or a "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page __. In some states, the Contracts may be issued in the form of a group Contract. In those states, we will issue a certificate evidencing your rights under the group Contract. The terms "Contract" and "Contract Owner", as used in this Prospectus, refer to and include such a certificate and certificate owner, respectively.

INVESTMENT CHOICES
The Contract currently offers 20 Variable Sub-Accounts to which you may allocate your premiums. Each Variable Sub-Account invests in shares of a corresponding Portfolio of one of the Funds. Please refer to the Fund prospectuses for more information about the Portfolios. We have briefly summarized the investment objectives of the Portfolios below under "Investment Choices --Funds," page __.

PREMIUMS
The Contract requires the Contract Owner to pay an initial premium of at least $10,000. You may make additional premium payments of at least $500 once in each Contract year, subject to certain additional conditions (see "The
Contract-Premiums" at page __).

We reserve the right to obtain satisfactory evidence of insurability before accepting any additional premium payments requiring an increase in Specified Amount. We also reserve the right to reject an additional premium payment for any reason. Additional premium payments may require an increase in the Specified Amount in order for the Contract to meet the definition of a life insurance contract under the Internal Revenue Code. Additional premiums may also be paid at any time and in any amount necessary to avoid termination of the Contract.

DEATH BENEFIT
The Contract provides for an Initial Death Benefit shown on the Contract data page. The death benefit ("Death Benefit") payable under the Contract may be greater than the Initial Death Benefit. However, so long as the Contract continues in effect and if no withdrawals or loans are made, the Death Benefit will never be less than the Initial Death Benefit. At the death of the Insured while the Contract is in force, we will pay the Death Benefit (less any Indebtedness and certain due and unpaid Monthly Deduction Amounts) to the beneficiary. The Death Benefit, which is determined at the date of the Insured's death is the greater of (1) the Specified Amount, which is the then current value of the guaranteed death benefit under the Contract, or (2) the Account Value multiplied by the death benefit ratio set forth in the Contract. See " Death Benefits," page __.

ACCOUNT VALUE
The Account Value of the Contract will increase or decrease to reflect (1) the investment experience of the Portfolios underlying the Variable Sub-Accounts to which you have allocated Account Value; (2) interest credited to the Loan Account; and (3) deductions for the mortality and expense risk charge, the Monthly Deduction Amount, and the annual maintenance fee. There is no minimum guaranteed Account Value. You bear the risk of investment in the Variable Sub-Accounts. See "Contract Benefits and Rights-Account Value," page __.

CONTRACT LOANS
You may obtain one or both of two types of cash loans from Allstate Life. Both types of loans are secured by your Contract. The maximum amount available for such loans is 90% of the Contract's Cash Value, less the sum of: the amount of all loans existing on the date of the loan request (including loan interest to the next Contract Anniversary), plus any annual maintenance fee due on or before the next Contract Anniversary, plus any due and unpaid Monthly Deduction Amounts. See "Access to Your Money-Contract Loans," page __. Amounts received as a loan are subject to current taxation to the extent of accumulated earnings in the Contract and may be subject to a 10% penalty tax. See "Federal Tax Matters," page__ .

WITHDRAWALS
You may make partial withdrawals from your Contract. See "Access to Your Money--Partial Withdrawals," on page__. Withdrawals may be subject to a withdrawal charge and unpaid premium tax charge. Partial withdrawals may reduce your Death Benefit. Earnings withdrawn will be subject to current taxation and may be subject to a 10% penalty tax.

LAPSE
Your Contract may terminate if its Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. We will give you written notice of the circumstance and 61 day grace period during which additional amounts may be paid to continue the Contract. See "Access to Your Money-Contract Loans," page __ and "Lapse and Reinstatement," page __.

CANCELLATION AND EXCHANGE RIGHTS
You have a limited period of time in which you may return your Contract for cancellation after you purchase it. We call this period of time the "cancellation period." The cancellation period (which varies by state) is specified in your Contract. If you choose to exercise this right, we may require that you return your Contract to us within the cancellation period following delivery of the Contract to you. We will then return to you, within 7 days thereafter, any premiums paid for the Contract adjusted, if applicable law permits, to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation. In those states where Allstate is required to return the premiums paid without such adjustment we reserve the right, if state law so permits, to allocate all premium payments made prior to the expiration of the cancellation period to the Money Market Variable Sub-Account of the Variable Account.

In addition, once the Contract is in effect, you may be able to exchange it during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. Allstate Life reserves the right to make available such a contract that is offered by Allstate Life's parent or by any affiliate of Allstate Life. See " Cancellation and Exchange Rights," page __.

TAX CONSEQUENCES
Current federal tax law generally excludes all Death Benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of Death Benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract are taxed to the extent of gain in the Contract (generally, the excess of Account Value over premiums paid) and may be subject to a 10% federal tax penalty. See "Federal Tax Matters," page __.


CERTAIN RISKS OF INVESTING IN THE CONTRACT
Purchasing the Contract entails certain risks. For example, the Account Value of your Contract will rise or fall depending on the investment performance of the Variable Sub-Accounts (and their corresponding Portfolios) that you have selected. If the investment performance of Variable Sub-Accounts is poorer than expected or if sufficient premiums are not paid, the Contract may lapse, that is, terminate without value. Even if it does not lapse, it may not accumulate sufficient Account Value to fund the purpose for which you purchased the Contract.

Withdrawals and Contract loans may significantly affect current and future Account Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Variable Sub-Account investment performance and the amount of a withdrawal or Contract loan, the withdrawal (and the charges imposed thereon) or loan may cause a Contract to lapse. Withdrawals and Contract loans may have tax consequences. See "Contract Loans" and "Partial Withdrawals" under "Access to Your Money" on page __.

Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract for a particular purpose you should consider whether the long-term nature of the Contract is consistent with the purpose for which you are considering it. Using a Contract for a particular purpose may have tax consequences. (See "Federal Tax Matters," page __.)

Please refer to the Fund prospectuses for a discussion of the risks of each Portfolio.

FEE TABLE
------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, making a withdrawal, or surrendering the Contract. The first table describes the fees and expenses that you will pay when you make a withdrawal, surrender the Contract, or transfer Account Value among the Variable Sub-Accounts.

-----------------------------------------------------------------------------------------------------------------------
                                                        TRANSACTION EXPENSES
------------------------------------------------------------------------------------------------------------------------
-------------------------- ------------------------- -------------------------------- ----------------------------------
Charge                                                   When Charge is Deducted               Amount Deducted
-------------------------------------------------- -------------------------------------- ------------------------------
-------------------------- ------------------------- -------------------------------- ----------------------------------
Withdrawal Charge                                              Upon each
(% of initial premium withdrawn)                         withdrawal or surrender                Maximum 7.75%*
-------------------------------------------------- -------------------------------------- ------------------------------
-------------------------- ------------------------- -------------------------------- ----------------------------------
Due and Unpaid Premium Tax Charge                    Upon each withdrawal or surrender          Maximum 2.25%**
(% of initial premium withdrawn)
-------------------------------------------------- -------------------------------------- ------------------------------
-------------------------- ------------------------- -------------------------------- ----------------------------------
Transfer Charges                                            Upon each transfer                       $25***
-------------------------------------------------- -------------------------------------- ------------------------------
-------------------------- ------------------------- -------------------------------- ----------------------------------

*Declines to 0.0% after 9 Contract Years. The applicable withdrawal charge depends on the Contract Year in which the withdrawal is made. See "Withdrawal Charge," for more details. Each Contract Year, you may withdraw up to 15% of the total amount of your premiums paid as of the date of withdrawal without incurring a Withdrawal Charge.

**Declines to 0.0% after 9 Contract Years. See "Due and Unpaid Premium Tax Charge" for more details. The applicable due and unpaid premium tax charge depends on the Contract Year in which the withdrawal is made. Each Contract Year, you may withdraw up to 15% of the total amount of your premiums paid as of the date of withdrawal without incurring a Due and Unpaid Premium Tax Charge.

*** Applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging or automatic portfolio rebalancing. Currently, we are waiving the transfer fee.

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Portfolio fees and expenses.

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Portfolio fees and expenses.

-------------------------------------------------------------------------------------------------------------------------------
             PERIODIC CHARGES, OTHER THAN PORTFOLIO ANNUAL EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
                                   When Charge is Deducted    Current Amount Deducted (Annual    Maximum
Charge                                                        Rate)                              Amount Deducted
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Mortality and Expense Risk Charge                             0.90% of average daily net assets
                                   Daily                                                         Same as current.
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Administrative Expense Charge                                 0.25% of Account Value on the
                                   Monthly                    Monthly Activity Date              Same as current.
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Tax Expense Charge                 Monthly (Contract Years    0.40% of Account Value on the
                                   1-10 only)                 Monthly Activity Date              Same as current.
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Cost of Insurance(1)                                          1.00% of Account Value on the      Ranges from $0.06 to $82.50
For Single Life Contract(2)        Monthly                    Monthly Activity Date(3)           per $1,000 of net amount at
                                                              (Contract Years 1-10);             risk (4)(5)
                                                              0.90% of Account Value on the
                                                              Monthly Activity Date(3)
                                                              (Contract Years 11+)
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Cost of Insurance for                                         1.00% of Account Value on the      $0.76 per $1,000 of net
Representative Owner (male,        Monthly                    Monthly Activity Date(3)           amount at risk (4)
non-smoker, age 53)                                           (Contract Years 1-10);
                                                              0.90% of Account Value on the
                                                              Monthly Activity Date(3)
                                                              (Contract Years 11+)
---------------------------------- -------------------------- ---------------------------------- ------------------------------
---------------------------------- -------------------------- ---------------------------------- ------------------------------
Contract Maintenance Fee           Each Contract Anniversary
                                                              $30 (6)                            Same as current.
---------------------------------- -------------------------- ---------------------------------- ------------------------------

(1) Cost of insurance charges vary based on the Insured's age, sex, underwriting class, policy year, net amount at risk, and face amount. The maximum cost of insurance varies based on the Insured age, sex and underwriting class. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Contract data page will indicate the guaranteed cost of insurance charge applicable to your Contract, and more detailed information concerning your cost of insurance charges is available on request by calling us at 1-800-654-2397.

(2) The Cost of Insurance Charge shown above assumes a special rating class single-life Contract. Contracts with standard rating class and/or joint-life
Contracts would have lower expenses as follows:

------------------------- --------------- -------------------------- ------------------------ -----------------------------
Cost of Insurance (1)     When Charge     Current amount deducted    Maximum amount deducted  Maximum amount deducted for
                          is Deducted     (annually as a % of        (per $1,000 of net       representative owner (per
                                          Account Value on Monthly   amount at risk) (3)      $1,000 net amount at risk)
                                          Activity Date)
------------------------- --------------- -------------------------- ------------------------ -----------------------------
------------------------- --------------- -------------------------- ------------------------ -----------------------------
    Special* - Single                     Contract Years 1-10:       Ranges from:             $1.52 for male, age 53.
Life Contract(7)                          0.65%                      $0.11 to $82.92
                          Monthly         Contract Years 11+: 0.55%


------------------------- --------------- -------------------------- ------------------------ -----------------------------
------------------------- --------------- -------------------------- ------------------------ -----------------------------
    Standard - Joint                      Contract Years 1-10:       Ranges from:             $0.05673 for attained joint
Life Contract(8)                          0.30%                      $0.000145 to $79.1667    equal age 53
                                          Contract Years 11+: 0.20%
------------------------- --------------- -------------------------- ------------------------ -----------------------------
------------------------- --------------- -------------------------- ------------------------ -----------------------------
    Special* -  Joint                     Contract Years 1-10:       Ranges from:             $0.11346 for attained joint
Life Contract(9)                          0.65%                      $0.00061 to $79.5833     equal age 53.
                                          Contract Years 11+: 0.55%
------------------------- --------------- -------------------------- ------------------------ -----------------------------


* In some states, this underwriting classification is called "Rated."

(3) The current cost of insurance charge under the Contracts will never exceed the guaranteed maximum cost of insurance charge shown in your Contract.

(4) The net amount at risk is equal to the death benefit on the Monthly Activity
Date minus the Account Value on that same date prior to assessing the Monthly
Deduction Amount.

(5) Charge of $0.06 per $1,000 net amount at risk assumes a male insured age 8 to 10, or a female age 4 to 13. Charge of $82.50 per $1,000 net amount at risk assumes a male insured age 99 or higher. Charge of $1.52 per $1,000 net amount at risk for representative owner assumes a male insured age 53.

(6) We will waive this fee if total premiums paid to date are $40,000 or more.

(7) Charge of $0.11 per $1,000 net amount at risk assumes a female insured age
10. Charge of $82.92 per $1,000 net amount at risk assumes a male insured age 99 or higher.

(8) Charge of $0.000145 per $1,000 net amount at risk assumes an attained joint equal age 18. Charge of $78.71083 per $1,000 net amount at risk assumes an attained joint equal age 99 or higher. Charge of $0.05673 per $1,000 net amount at risk for representative owner assumes an attained joint equal age 53.

(9) Charge of $0.00061 per $1,000 net amount at risk assumes an attained joint equal age 18. Charge of $79.1667 per $1,000 net amount at risk assumes an attained joint equal age 99 or higher. Charge of $0.11346 per $1,000 net amount at risk for representative owner assumes an attained joint equal age 53.

We assess a tax expense charge as described above. However, we do not currently assess a charge for federal income taxes that may be attributable to the operations of the Variable Account, although we may do so in the future. See
"Deductions and Charges - Other Deductions - Taxes Charged Against the Variable
Account," page __.


The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

----------------------------------------------------------------------------------------------------------------------
                                              ANNUAL PORTFOLIO EXPENSES
----------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------- -------------- --------------
                                                                                            Minimum        Maximum
---------------------------------------------------------------------------------------- -------------- --------------
---------------------------------------------------------------------------------------- -------------- --------------
Total Annual Portfolio Operating Expenses*
(expenses that are deducted from Portfolio assets, including management fees and other       0.46%          2.12%
expenses)
---------------------------------------------------------------------------------------- -------------- --------------

* Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2001.


The following table shows the fees and expenses as a percentage of average daily net assets (before waiver or reimbursement) charged by each Portfolio for the fiscal year ended December 31, 2001.

----------------------------------------------------------------------------------------------------------------------------
                                                 ANNUAL PORTFOLIO EXPENSES
----------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
                                                                                                         Total Portfolio
                                                                 Management Fees                         Annual Expenses
Portfolio                                                                             Other Expenses
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Aggressive Equity Portfolio                                           0.75%               0.09%               0.84%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Dividend Growth Portfolio                                             0.54%               0.01%               0.55%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Equity Portfolio                                                      0.49%               0.02%               0.51%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
European Growth Portfolio                                             0.95%               0.07%               1.02%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Global Advantage Portfolio                                            0.65%               0.05%               0.70%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Global Dividend Growth Portfolio                                      0.75%               0.05%               0.80%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
High Yield Portfolio                                                  0.50%               0.09%               0.59%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Income Builder Portfolio                                              0.75%               0.06%               0.81%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Limited Duration Portfolio                                            0.45%               0.20%               0.65%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Money Market Portfolio                                                0.50%               0.01%               0.51%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Pacific Growth Portfolio                                              0.95%               0.78%               1.73%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Quality Income Plus Portfolio                                         0.50%               0.03%               0.53%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
S&P 500 Index Portfolio                                               0.40%               0.06%               0.46%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Strategist Portfolio                                                  0.50%               0.02%               0.52%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Utilities Portfolio                                                   0.65%               0.02%               0.67%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Morgan Stanley UIF Emerging Markets Equity Portfolio(1)               1.25%               0.87%               2.12%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Morgan Stanley UIF Equity Growth Portfolio(1)                         0.55%               0.36%               0.91%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Morgan Stanley UIF International Magnum Portfolio (1)                 0.80%               0.54%               1.34%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Morgan Stanley UIF U.S. Real Estate Portfolio(1)                      0.80%               0.35%               1.15%
-------------------------------------------------------------- --------------------- ----------------- ---------------------
-------------------------------------------------------------- --------------------- ----------------- ---------------------
Van Kampen LIT Emerging Growth Portfolio, Class I                     0.70%               0.06%               0.76%
-------------------------------------------------------------- --------------------- ----------------- ---------------------

1. "Total Portfolio Annual Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers/ reimbursements of expenses by the adviser. For the year ended December 31, 2001, the management fee was reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the portfolios' adviser to the extent total annual operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%; Equity Growth Portfolio 0.85%; International Magnum Portfolio 1.15%; U.S. Real Estate Portfolio 1.10%. The adviser may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the "Management Fees", "Other Expenses" and "Total Portfolio Annual Expenses", respectively, were as follows:


------------------------------------------------------------ ---------------- ----------------- -----------------
                                                                                                Total Portfolio
                                                             Management Fees   Other Expenses   Annual Expenses
Portfolio
------------------------------------------------------------ ---------------- ----------------- -----------------
------------------------------------------------------------ ---------------- ----------------- -----------------
Morgan Stanley UIF Emerging Markets Equity Portfolio              0.98%            0.87%             1.85%
------------------------------------------------------------ ---------------- ----------------- -----------------
------------------------------------------------------------ ---------------- ----------------- -----------------
Morgan Stanley UIF Equity Growth Portfolio                        0.49%            0.36%             0.85%
------------------------------------------------------------ ---------------- ----------------- -----------------
------------------------------------------------------------ ---------------- ----------------- -----------------
Morgan Stanley UIF International Magnum Portfolio                 0.62%            0.54%             1.16%
------------------------------------------------------------ ---------------- ----------------- -----------------
------------------------------------------------------------ ---------------- ----------------- -----------------
Morgan Stanley UIF U.S. Real Estate Portfolio                     0.75%            0.35%             1.10%
------------------------------------------------------------ ---------------- ----------------- -----------------

Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in "Other Expenses" of the Emerging Markets Equity Portfolio and International Magnum Portfolio are 0.10% and 0.01% of such investment related expenses, respectively.

BUYING A CONTRACT
------------------------------------------------------------------


APPLICATION

To purchase a Contract, you must submit an application to Allstate Life. We will issue a Contract only on the lives of Insureds age 0-85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules, and we reserve the right to reject an application for any lawful reason. If we do not issue a Contract, we will return the premium to the applicant. You must submit your application and obtain our approval before you pay your initial premium. The Insured will be covered under the Contract as of the Contract Date. The Contract Date also determines Monthly Activity Dates, Contract months, and Contract Years.

PREMIUMS
The Contract is designed to permit an initial premium payment and, subject to the conditions described below, additional premium payments.

The initial premium payment purchases a Death Benefit initially equal to the Contract's SpecifiedAmount. The minimum initial payment is $10,000.

Under our current underwriting rules, which are subject to change, proposed Insureds are eligible for simplified underwriting without a medical examination if their application responses and anticipated initial premium payment meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed Insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the Insured according to the following table:

-------------------------------------------------------------------------------------------------------------
                                          SIMPLIFIED UNDERWRITING
-------------------------------------------------------------------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                      ISSUE AGE                                       MAXIMUM INITIAL PREMIUM*
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                         0-34                                              Not available
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                        35-44                                                 $15,000
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                        45-54                                                 $30,000
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                        55-64                                                 $50,000
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                        65-80                                                 $100,000
------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------- -----------------------------------------------------
                     Over age 80                                           Not available
------------------------------------------------------- -----------------------------------------------------

*These limits may vary by state.

Additional premium payments may be made at any time, subject to the following conditions:

o        only one additional premium payment may be made in any Contract Year;

o        each additional premium payment must be at least $500;

o the attained age of the Insured must be less than 91 at the time that we receive any additional premium payments; and

o absent submission of new evidence of insurability of the Insured, the maximum additional payment permitted in a Contract Year is the "Guaranteed Additional Payment." The Guaranteed Additional Payment is the lesser of (1) $5,000, or (2) a percentage of initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-90).

We reserve the right to obtain satisfactory evidence of insurability upon any additional premium payments requiring an increase in Specified Amount. We also reserve the right to reject any additional premium payment for any reason.

Additional premium payments may require an increase in Specified Amount in order for the Contract to remain within the definition of a life insurance contract under Section 7702 of the Code.

Unless you request otherwise in writing, we will apply any additional premium payment received while a Contract loan is outstanding: first, as a repayment of Indebtedness, and second, as an additional premium payment, subject to the conditions described above. You may pay additional premiums at any time and in any amount necessary to avoid termination of the Contract without evidence of insurability.

ALLOCATION OF PREMIUMS

Upon completion of underwriting, Allstate Life will either issue a Contract, or deny coverage and return all premiums. If we issue a Contract, we will allocate the initial premium payment on the date the Contract is issued according to the initial premium allocation instructions you specified in your application. Your premium payments are allocated to the Sub-Account(s) in the proportions that you have selected. We do not accept premium payments prior to the completion of underwriting. We reserve the right to allocate the initial premium to the Money Market Variable Sub-Account during the cancellation period in those states where state law requires premiums to be returned upon exercise of the cancellation right.

We will allocate any subsequent premium that we receive in the same manner as the initial premium, unless we have received different allocation instructions from the Contract owner. You may change your premium allocation upon written request to us at the address on the first page of this prospectus.

INVESTMENT CHOICES
------------------------------------------------------------------


You may allocate your premium payments to up to 20 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio, listed below. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below. For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts. You may obtain Fund prospectuses by calling us at 1-800-654-2397.

PORTFOLIOS

------------------------------------- ----------------------------------------------------- --------------------------------
PORTFOLIO                             EACH PORTFOLIO SEEKS:                                 INVESTMENT ADVISOR:
------------------------------------- ----------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------
THE MORGAN STANLEY VARIABLE INVESTMENT SERIES
----------------------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Money Market Portfolio                High current income, preservation of capital, and
                                      liquidity
                                                                                                    MORGAN STANLEY
                                                                                               INVESTMENT ADVISORS, INC
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Quality Income Plus Portfolio         High current income
                                      and, as a secondary objective, capital
                                      appreciation when consistent with its
                                      primary objective
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Limited Bond Portfolio                High current income consistent with preservation of
                                      capital
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
High Yield Portfolio                  High current income and,
                                      as a secondary objective, capital
                                      appreciation when consistent with its
                                      primary objective
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Utilities Portfolio                   Current income and long-term growth of income and
                                      capital
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Income Builder Portfolio              Reasonable income and, as a secondary objective,
                                      growth of capital
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Dividend Growth Portfolio             Reasonable current income and long-term growth of
                                      income and capital
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Global Dividend Growth Portfolio      Reasonable current income and long-term growth of
                                      income and capital
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
European Growth Portfolio             Maximize the capital appreciation of its investments
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Pacific Growth Portfolio              Maximize the capital appreciation of its investments
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Aggressive Equity Portfolio           Capital growth
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Equity Portfolio                      Growth of capital and, as,
                                      secondary objective, income when
                                      consistent with its primary objective.
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
S&P 500 Index Portfolio               Investment results that, before expenses,
                                      correspond to the total return of the Standard and
                                      Poor's 500 Composite Stock Price Index
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Global Advantage  Portfolio           Long-term capital growth Portfolio
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Strategist Portfolio                  High total investment return
------------------------------------- ----------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Equity Growth Portfolio               Long-term capital appreciation
                                                                                            MORGAN STANLEY INVESTMENT
                                                                                            MANAGEMENT, INC.
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
U.S. Real Estate Portfolio            Above-average
                                      current income and long-term capital
                                      appreciation
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
International Magnum Portfolio        Long-term capital appreciation
------------------------------------- ----------------------------------------------------- --------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Emerging Markets Equity Portfolio     Long-term capital appreciation
------------------------------------- ----------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
----------------------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------------------------- --------------------------------
Emerging Growth Portfolio             Capital appreciation                                  VAN KAMPEN ASSET MANAGEMENT, INC.
------------------------------------- ----------------------------------------------------- --------------------------------

Certain of the Portfolios may sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

We reinvest all investment income of and other distributions to each Variable Sub-Account arising from the corresponding Portfolio in additional shares of that Portfolio at net asset value. The income and both realized and unrealized gains or losses on the assets of each Variable Sub-Account are therefore separate and are credited to or charged against the Variable Sub-Account without regard to income, gains or losses from any other Variable Sub-Account or from any other business of Allstate. Allstate will purchase shares in the Portfolios in connection with premiums allocated to the corresponding Variable Sub-Account in accordance with Contract Owners' directions and will redeem shares in the Portfolio to meet Contract obligations or make adjustments in reserves, if any.

We reserve the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Portfolio shares underlying the Variable Sub-Accounts. If shares of a Portfolio should no longer be available for investment, or if, in the judgment of Allstate Life's management, further investment in shares of a Portfolio should become inappropriate in view of the purposes of the Contracts, we may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. We will not make any such substitution without notice to Contract Owners. We will also obtain prior approval of the Securities and Exchange Commission to the extent required by the 1940 Act. We reserve the right to establish additional Variable Sub-Accounts of the Variable Account, each of which would invest in shares of another Fund or Portfolio. Subject to Contract Owner approval, we also reserve the right to end the registration under the 1940 Act of the Variable Account or any other separate accounts of which it is the depositor or to operate the Variable Account as a management company under the 1940 Act.

The Portfolios are subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the prospectuses for the Funds for further information.


TRANSFER OF ACCOUNT VALUE
While the Contract remains in force, and subject to Allstate Life's transfer rules then in effect, you may request that part or all of the Account Value of a particular Variable Sub-Account be transferred to other Variable Sub-Accounts. We reserve the right to impose a $25 charge on each such transfer in excess of 12 per Contract Year. However, there are no charges on transfers at the present time. The minimum dollar amount that you may transfer is shown on the Contract data page (currently $100) or the total amount in the Variable Sub-Account, whichever is less.

On days when the New York Stock Exchange ("NYSE") is open for trading, we will accept transfer requests if we receive them at (800) 654-2397 before the close of regular trading (currently 4:00 p.m., Eastern Time). We effect such telephone transfer requests at the next computed value. In the event that the NYSE closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the NYSE closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the NYSE on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the NYSE.

Transfers by telephone may be made by the Contract Owner's Morgan Stanley Financial Advisor or attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of Allstate Life and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests they reasonably believe to be genuine. Allstate will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Allstate Lifemay be liable for any losses due to unauthorized or fraudulent instructions. The procedures Allstate follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded. Otherwise, you must submit transfer requests in writing, on a form we provide.

As a result of a transfer, we will reduce the number of Accumulation Units credited to the Variable Sub-Account from which the transfer is made. The reduction is equal to the amount transferred divided by the Accumulation Unit Value of that Variable Sub-Account on the Valuation Date we receive the transfer request. Similarly, we will increase the number of Accumulation Units credited to the Variable Sub-Account to which the transfer is made. The increase is equal to the amount transferred divided by the Accumulation Unit Value of that Sub-Account on the Valuation Day we receive the transfer request. For Contracts issued after May 1, 1999, we reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract Owners would be to the disadvantage of other Contract Owners. We may limit transfers by taking such steps as:

o    imposing a minimum time period between each transfer, or

o refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners. We will notify you in writing prior to imposing any transfer restriction. We reserve the right to waive any transfer restrictions.


DOLLAR COST AVERAGING
You may make transfers automatically through Dollar Cost Averaging while the Contract is in force. Dollar Cost Averaging permits you to transfer a specified amount every month (or some other frequency as may be determined by Allstate
Life) from any one Variable Sub-Account to any other Variable Sub-Accounts. The minimum amount that can be transferred is shown on the Contract data page (currently $100) or the total amount in the Variable Sub-Account whichever is less. The theory of Dollar Cost Averaging is that, if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging program does not assure you of a greater profit from your purchases under the program; nor will it prevent or alleviate losses in a declining market. We impose no additional charges upon participants in the Dollar Cost Averaging program. We do not count transfers under Dollar Cost Averaging toward the 12 free transfers per Contract Year currently permitted.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Account Value in each Variable Sub-Account and return it to the desired percentage allocations. We will rebalance your account each quarter (or other intervals we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing. The new allocation will be effective with the first rebalancing that occurs after we receive your written request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

     Assume that you want your initial premium payment split among 2 Variable Sub-Accounts. You want 40% to be in the Quality Income Plus Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Income Plus Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Quality Income Plus Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

Transfers made under the Automatic Portfolio Rebalancing Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

VOTING RIGHTS
In accordance with our view of presently applicable law, we will vote the shares of the Portfolios at regular and special meetings of its shareholders in accordance with instructions from Contract Owners (or their assignees, as the case may be) having a voting interest in the Variable Account. The number of shares of a Portfolio held in a Variable Sub-Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in that Variable Sub-Account by the per share net asset value of the corresponding Portfolio. We will vote shares for which we have not received instructions and shares that are not attributable to Contract Owners (i.e., shares we own) in the same proportion as we vote shares for which we have received instructions. If the 1940 Act or any rule promulgated to hereunder should be amended, however, or if our present interpretation should change and, as a result, we determine we are permitted to vote the shares of the Portfolios in our own right, we may elect to do so.

We determine the voting interests of the Contract Owner (or the assignee) in the Portfolios as follows: Contract Owners are entitled to give voting instructions to Allstate with respect to Portfolio shares attributable to them as described above, determined on the record date for the shareholder meeting for the Portfolio. Therefore, if a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (see "Access to Your Money--Contract Loans," page __) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the current prospectuses for the Portfolios to determine matters on which Portfolio shareholders may vote.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract for a Portfolio.

In addition, we may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of a Portfolio if we reasonably disapprove of such changes. We will disapprove a change only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If we do disregard voting instructions, we will include a summary of that action and the reasons therefor in the next periodic report to Contract Owners.

ACCOUNT VALUE
------------------------------------------------------------------


We will compute the Account Value of a Contract on each Valuation Day. On the Contract Date, the Account Value is equal to the initial premium less the Monthly Deduction Amount for the first month. Thereafter, the Account Value will vary to reflect the investment experience of the Portfolio, the value of the Loan Account, any premium payments and withdrawals that you make, and all charges that we deduct. There is no minimum guaranteed Account Value, which means you could lose some or all of your investment.

The Account Value of a particular Contract is related to the Accumulation Unit Value of the Variable Sub-Accounts to which you have allocated premiums on the Contract. We calculate the Account Value on any Valuation Date by (1) multiplying the number of Accumulation Units credited to the Contract in each Variable Sub-Account as of the Valuation Date by the then Accumulation Unit Value of that Sub-Account, and then (2) adding the results for all the Sub-Accounts credited to the Contract to the value of the Loan Account. See "The Contract - Accumulation Unit Values," page __.


ACCUMULATION UNITS
Amounts that you allocate to a Variable Sub-Account are used to purchase Accumulation Units. Each Variable Sub-Account has a separate value for its Accumulation Units that we call the "Accumulation Unit Value." Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund. To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the premium payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your premium payment or transfer. For example, if we receive a $10,000 premium payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUES
 The Accumulation Unit Value for each Variable Sub-Account will vary to reflect the investment experience of the corresponding Portfolio. We determine the Accumulation Unit Value on each Valuation Date by multiplying the Accumulation Unit Value for the particular Variable Sub-Account on the preceding Valuation Date by a "Net Investment Factor". We determine the Net Investment Factor for each Variable Sub-Account during a Valuation Period by first dividing (A) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period (plus the per share dividends or capital gains by that Portfolio if the ex-dividend date occurs in the Valuation Period then ended), by
(B) the net asset value per share of that Portfolio at the end of the immediately preceding Valuation Period. We then subtract (C) the mortality and expense risk charge annual rate divided by 365 and multiplied by the number of calendar days in the current Valuation Period. You should refer to the prospectuses for the Funds for a description of how the shares of the Portfolios are valued.

All valuations in connection with a Contract, (e.g., with respect to determining Account Value or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium), other than determinations with respect to the initial premium and additional premiums requiring underwriting, will be made on the date we receive, at our Home Office, the corresponding request or payment in good order. However, if such date is not a Valuation Day, we will make such determination on the next succeeding Valuation Day.

We will suspend all procedures requiring valuation of the Variable Account, such as transfers, surrenders, payments, withdrawals and loans, on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the SEC, or on any day the SEC has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

ACCOUNT STATEMENTS
At least once each Contract Year, we will send to each Contract Owner a statement showing the coverage amount and the Account Value of his or her Contract (indicating the number of Accumulation Units credited to the Contract in each Variable Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premiums paid, Monthly Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

DEDUCTIONS AND CHARGES
------------------------------------------------------------------


MONTHLY DEDUCTIONS

On each Monthly Activity Date including the Contract Date, we will deduct from your Account Value attributable to the Variable Account a Monthly Deduction Amount to cover charges and expenses incurred in connection with your Contract. We deduct this amount from each Variable Sub-Account in proportion to your Account Value attributable to each Variable Sub-Account. We take all monthly deductions by canceling Accumulation Units of the Variable Account under your Contract. The Monthly Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Terms--Lapse and Reinstatement," page __. The following is a summary of the monthly deductions and charges which constitute the Monthly Deduction Amount:

COST OF INSURANCE CHARGE. The cost of insurance charge primarily covers Allstate's anticipated mortality costs for standard and special risks. The current cost of insurance charge is deducted from your Account Value on each Monthly Activity Date. The monthly charge is equal to an annual percentage of your Account Value on the Monthly Activity Date, divided by 12. The current cost of insurance charge annual percentage depends on your rating class, type of Contract, and the Contract Year as follows:

       ----------------------------------------------------------------------------------
                        Current Cost of Insurance Charge (Annual Rate)
       ----------------------------------------------------------------------------------
       ------------------------------------------- --------------------------------------
                                                   Contract Years 1-10: 0.65%
       Standard - Single Life Contract             Contract Years 11+: 0.55%
       ------------------------------------------- --------------------------------------
       ------------------------------------------- --------------------------------------
                                                   Contract Years 1-10: 0.30%
       Standard - Joint Life Contract              Contract Years 11+: 0.20%
       ------------------------------------------- --------------------------------------
       ------------------------------------------- --------------------------------------
                                                   Contract Years 1-10: 1.00%
       Special - Single Life Contract              Contract Years 11+: 0.90%
       ------------------------------------------- --------------------------------------
       ------------------------------------------- --------------------------------------
                                                   Contract Years 1-10: 0.65%
       Special - Joint Life Contract               Contract Years 11+: 0.55%
       ------------------------------------------- --------------------------------------

However, the current cost of insurance charge will not exceed the guaranteed cost of insurance charge.The monthly guaranteed charge is equal to the maximum annual cost of insurance per $1,000 as indicated in the Contract (1) multiplied by the difference between the Death Benefit and the Account Value (both as determined on the Monthly Activity Date); (2) divided by $1,000; and (3) divided by 12. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states). A table of guaranteed cost of insurance charges per $1,000 is included in each Contract.

However, Allstate reserves the right to use rates less than those shown in the table. Special risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the Insured's special rating class. In some states this underwriting classification is called "Rated." The guaranteed cost of insurance charge rates are applied to the difference between the Death Benefit determined on the Monthly Activity Date and the Account Value on that same date prior to assessing the Monthly Deduction Amount, because the difference is the amount for which Allstate is at risk should the Death Benefit be then payable. The Death Benefit as computed on a given date is the greater of (1) the Specified Amount on that date, or (2) the Account Value on that date multiplied by the applicable Death Benefit ratio. (For an explanation of the Death Benefit, together with Examples, see "Death Benefits" on page __.)

Because the Account Value (and, as a result, the amount for which Allstate is at risk under a Contract) may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date. However, once we have assigned a risk rating class to an Insured when the Contract is issued, we will not change that rating class if additional premium payments or partial withdrawals increase or decrease the Specified Amount. The level of Specified Amount that an initial premium will purchase will vary based on age and sex. For example, a $10,000 initial premium paid by a male at age 45 would result in a Specified Amount of $39,998. If a female age 65 paid a $10,000 premium, the Specified Amount would be equal to $22,749.

TAX EXPENSE CHARGE. We will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% of the Account Value on the Monthly Activity Date for the first ten Contract Years. This charge compensates Allstate primarily for premium taxes and similar assessments imposed by various states and local jurisdictions and for federal taxes related to our receipt of premiums under the Contract. The charge includes a premium tax charge of 0.25% and a federal tax charge of 0.15%. The 0.25% premium tax charge over ten Contract Years approximates Allstate's average expenses for state and local premium taxes and similar assessments (2.5%). Premium taxes vary, ranging from zero to 3.5%. We will impose the premium tax charge regardless of a Contract owner's place of residence. Therefore, we take this charge whether or not any premium tax or similar assessment applies to your Contract. The charge may be higher or lower than any premium tax or assessment imposed. The 0.15% federal tax charge helps reimburse Allstate for approximate expenses we incur for federal taxes under
Section 848 of the Code.

ADMINISTRATIVE EXPENSE CHARGE. We will deduct monthly from your Account Value an administrative expense charge equivalent to an annual rate of 0.25% of the Account Value on the Monthly Activity Date. This charge primarily compensates us for administrative expenses we incur in administering the Variable Account and the Contracts.


OTHER DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. We deduct from the assets of the Variable Account a daily charge equivalent to an annual rate of 0.90% (of average daily net assets) primarily to compensate us for the mortality risks and expense risks we assume in relation to the Contracts. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims. We also assume a risk that the Death Benefit will exceed the amount on which the cost of insurance charges were based, because we made that computation on the Monthly Activity Date preceding the death of the Insured. The expense risk we assume is that expenses we incur in issuing and administering the Contracts will exceed the administrative charges set by the Contract.

ANNUAL MAINTENANCE FEE. On each Contract Anniversary we will deduct a $30 annual maintenance fee from your Account Value. The fee will be deducted proportionately from each Variable Sub-Account in which you are invested. A full annual maintenance fee will be deducted if the Contract is terminated on any day other than the Contract Anniversary. This fee is primarily to help reimburse us for administrative and maintenance costs of the Contracts. Currently, we waive this charge for Contracts that have an aggregate premium which equals or exceeds the dollar amount indicated on your Contract data page (currently $40,000).

TAXES CHARGED AGAINST THE VARIABLE ACCOUNT. Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the operations of the Variable Account (as opposed to the federal tax related to our receipt of premiums under the Contract). We may, however, impose such a charge in the future. We may also assess charges for other taxes, if any, attributable to the Variable Account or this class of Contracts.

CHARGES AGAINST THE FUNDS. The Variable Account purchases shares of the Portfolios at net asset value. The net asset value of the Portfolio shares reflect Portfolio investment management fees and other operating expenses already deducted from the assets of the Portfolios. The Portfolio investment management fees and other operating expenses are a percentage of the average daily value of the net assets of the Portfolios. See the "Portfolio Annual Expenses" table on page __.

WITHDRAWAL CHARGE. We may assess a withdrawal amount upon (1) surrender of the Contract, and (2) partial withdrawals in excess of the Free Withdrawal Amount. The Free Withdrawal Amount in any Contract Year is 15% of total premiums paid. Any Free Withdrawal Amount not taken in a Contract Year may not be carried forward to increase the Free Withdrawal Amount in any subsequent year. Withdrawals in excess of the Free Withdrawal Amount will be subject to a withdrawal charge as set forth in the table below:

----------------------------- ---------------------------------------------------------------------------------------
       Contract Year           1-3       4        5        6        7       8        9      10
----------------------------- ---------------------------------------------------------------------------------------
----------------------------- ---------------------------------------------------------------------------------------
   Percentage of Initial      7.75     7.25     6.25     5.25     4.25    3.25     2.25     0.00
     Premium Withdrawn
----------------------------- ---------------------------------------------------------------------------------------

We deduct any withdrawal charge from the amount withdrawn. We will not impose a withdrawal charge after the ninth Contract Year. In addition, we will not impose a withdrawal charge on any withdrawal to the extent that aggregate withdrawal charges and the federal tax portion of the tax expense charge imposed would otherwise exceed 9% of total premiums paid prior to the withdrawal. For purposes of assessing the withdrawal charge, we will treat withdrawals as coming from the initial premium payment first. However, for federal income tax purposes, earnings are considered to come out first, which means that you will pay federal income taxes on the earnings portion of your withdrawal. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. We may waive the withdrawal charge under certain circumstances if the Insured is confined to a qualified long-term care facility or hospital. See "Confinement Waiver Benefit," below.

We impose the withdrawal charge to cover a portion of the expense we incur in distributing the Contracts. This expense includes agents' commissions, underwriting and the costs associated with establishing policies.

CONFINEMENT WAIVER BENEFIT. Under the terms of an endorsement to the Contract, we will waive any withdrawal charges on partial withdrawals and surrenders of the Contract requested while the Insured is confined to a qualified long-term care facility or hospital for a period of more than 90 consecutive days. The period of confinement must begin 30 days or more after the issue date. The request must be made either during such confinement or within 90 days after the Insured is discharged from such confinement. The confinement must have been prescribed by a licensed medical doctor or a licensed doctor of osteopathy, operating within the scope of his or her license, and must be medically necessary. The prescribing doctor may not be the Insured, the Contract Owner, or any spouse, child, parent, grandchild, grandparent, sibling or in-law of the Contract Owner. "Medically necessary" means appropriate and consistent with the diagnosis and which could not have been omitted without adversely affecting the Insured's condition. The confinement waiver benefit may not be available in all states. In addition, its features may differ from those discussed above as required by state law. Please refer to the endorsement for further information. Allstate reserves the right to discontinue the offering of the confinement waiver benefit endorsement upon the purchase of a new contract.

DUE AND UNPAID PREMIUM TAX CHARGE. During the first nine Contract Years, we impose a charge for due and unpaid premium tax on full or partial withdrawals in excess of the Free Withdrawal Amount. This charge is shown below, as a percent of the initial premium withdrawn:

----------------------------- ---------------------------------------------------------------------------------------
       Contract Year            1        2        3        4        5       6        7        8        9       10
----------------------------- ---------------------------------------------------------------------------------------
----------------------------- ---------------------------------------------------------------------------------------
   Percentage of Initial      2.25     2.00     1.75     1.50     1.25    1.00     0.75     0.50     0.25     0.00
     Premium Withdrawn
----------------------------- ---------------------------------------------------------------------------------------


After the ninth Contract Year, no due and unpaid premium tax charge will be imposed. The percentages indicated above are guaranteed not to increase. We deduct any due and unpaid premium tax charge from the amount withdrawn. For purposes of assessing the due and unpaid premium tax charge, we will treat withdrawals as coming from the initial premium payment first. However, for federal income tax purposes, earnings are considered to come out first, which means that you will pay federal income taxes on the earnings portion of your withdrawal.

DEATH BENEFITS
------------------------------------------------------------------


The Contracts provide for the payment of Death Benefit proceeds to the named beneficiary when the Insured under the Contract dies. We must receive written due proof of death of the Insured at our Home Office before paying a Death Benefit. The proceeds payable to the beneficiary equal the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amounts occurring during a grace period (if applicable). The Death Benefit determined on the date of the Insured's death equals the greater of (1) the Specified Amount or (2) the Account Value multiplied by the Death Benefit ratio. The ratios vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value due to favorable investment experience may increase the Death Benefit above the Specified Amount; and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Specified Amount).

EXAMPLES:
------------------------------------- --------------- ---------------
                                            A               B
------------------------------------- --------------- ---------------
------------------------------------- --------------- ---------------
Specified Amount                            $100,000        $100,000
------------------------------------- --------------- ---------------
------------------------------------- --------------- ---------------
Insured's Age                                     45              45
------------------------------------- --------------- ---------------
------------------------------------- --------------- ---------------
Account Value on Date of Death              $ 48,000        $ 34,000
------------------------------------- --------------- ---------------
------------------------------------- --------------- ---------------
Death Benefit Ratio                             2.15            2.15
------------------------------------- --------------- ---------------

In Example A, the Death Benefit equals $103,200, i.e., the greater of (1) $100,000 (the Specified Amount); and (2) $103,200 (the Account Value at the Date of Death of $48,000 multiplied by the Death Benefit ratio of 2.15). This amount, less any Indebtedness and due and unpaid Monthly Deduction Amounts, constitutes the proceeds which we would pay to the beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Specified Amount) or $73,100 (the Account Value of $34,000 multiplied by the Death Benefit ratio of 2.15).

All or part of the proceeds may be paid in cash or applied under an income plan. See "Payment Options," page __.

ACCELERATED DEATH BENEFIT
If the Insured becomes terminally ill, you may request an Accelerated Death Benefit in an amount up to the lesser of (1) 50% of the Specified Amount on the day we receive the request; or (2) $250,000 for all policies issued by Allstate which cover the Insured. "Terminally ill" means an illness or physical condition of the Insured that, notwithstanding appropriate medical care, results in a life expectancy of 12 months or less. If the Insured is terminally ill as the result of an illness, the Accelerated Death Benefit is not available unless the illness occurred at least 30 days after the issue date. If the Insured is terminally ill as the result of an accident, the Accelerated Death Benefit is available if the accident occurred after the issue date. The minimum amount of death benefit we will accelerate is $10,000.

We will pay benefits due under the Accelerated Death Benefit provision upon our receipt of a written request from the Contract Owner and due proof that the Insured has been diagnosed as terminally ill. We also reserve the right to require supporting documentation of the diagnosis and to require (at our expense) an examination of the Insured by a physician of Allstate's choice to confirm the diagnosis. The amount of the payment will be the amount you requested, reduced by the sum of (1) a 12 month interest discount to reflect the early payment; (2) an administrative fee (not to exceed $250); and (3) a pro rata amount of any outstanding Contract loan and accrued loan interest.

After the payment has been made, the Specified Amount, the Account Value and any outstanding Contract loan will be reduced on a pro rata basis.

We allow only one request for an Accelerated Death Benefit per Insured. The Accelerated Death Benefit may not be available in all states. Its features may differ from those discussed above as required by state law. Please refer to the Contract for further information.


CHANGES TO SPECIFIED AMOUNT
The Specified Amount equals the initial Death Benefit on the Contract Date. This Contract does not permit the Owner to change the Specified Amount at the Owner's discretion. However, certain actions taken by the Owner may cause the Specified Amount to increase or decrease. Partial withdrawals will reduce the Specified Amount in proportion to the reduction in Account Value. Additional purchase payments may increase the Specified Amount, but only to the minimum Specified Amount necessary in order to meet the definition of a life insurance contract under section 7702 of the Internal Revenue Code.

You should be aware that an increase in the Specified Amount may affect the cost of insurance charges. As explained above, we may deduct a larger amount of cost of insurance charges, because an increase in the Specified Amount also increases the net amount of risk under your Contract. An increase in the net amount of risk increases the maximum cost of insurance.

BENEFICIARY
When we receive due proof of the Insured's death, we will pay the Death Benefit proceeds to the beneficiary or beneficiaries who are named in the application for the Contract, unless you subsequently change the beneficiary. See "Change of Owner or Beneficiary," page __. In that event, we will pay the Death Benefit proceeds to the beneficiary named in your last change of beneficiary request as provided for in the Contract. If a primary or contingent beneficiary dies before the Insured, that beneficiary's interest in the Contract ends with that beneficiary's death. Only those beneficiaries who survive the Insured will be eligible to share in the Death Benefit proceeds. If no beneficiary survives the Insured, we will pay the Death Benefit proceeds of the Contract to you, if living, otherwise to your estate.

ACCESS TO YOUR MONEY
------------------------------------------------------------------


CONTRACT LOANS
While the Contract is in force, you may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Allstate. These types include preferred loans and non-preferred loans (both described below). Both types of loans are secured by your Contract. The maximum amount available for a loan is 90% of the Contract's Cash Value, less the sum of:

o the amount of all Contract loans existing on the date of the loan (including loan interest to the next Contract Anniversary),

o    any due and unpaid Monthly Deduction Amounts, and

o    any annual maintenance fee due on or before the next Contract Anniversary.

We will transfer the loan amount pro rata from each Variable Sub-Account attributable to your Contract (unless you specify otherwise) to the Loan Account. We will credit the amounts allocated to the Loan Account with interest at the "loan credited rate" set forth in the Contract. Loans will bear interest at rates we determine from time to time, but which will not exceed the maximum rate indicated in the Contract.The maximum rate indicated will not be higher than 8%.

The amount of the Loan Account that equals the excess of the Account Value over the total of all premiums paid under the Contract net of (1) any premiums returned due to partial withdrawals, and (2) any prior loan balance, as determined on each Contract Anniversary, is considered a "preferred loan." Preferred loans bear interest at a rate not to exceed the preferred loan rate set forth in the Contract. Loan interest payments are due on the Contract Anniversary. If unpaid, loan interest is added to the amount of the loan and will bear interest at the rates described in this paragraph. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro rata basis from the Variable Sub-Accounts to the Loan Account on each Contract Anniversary.

If the aggregate outstanding loan(s) and loan interest secured by the Contract exceeds the Cash Value of the Contract, we will give you written notice that unless we receive an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse. You may repay all or any part of any loan secured by a Contract while the Contract is still in effect. When you make loan repayments or interest payments, we will allocate the payment among the Variable Sub-Accounts in the same percentages as for subsequent premium payments (unless you request a different allocation), and we will deduct an amount equal to the payment from the Loan Account. Loan repayments and interest are credited on the Valuation Date that we receive them, or the next Valuation Date if we receive them after the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., Eastern time. You must repay any outstanding loan at the end of a grace period before we will reinstate the Contract. See "Lapse and Reinstatement," page __.

A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Variable Sub-Account will apply only to the amount remaining in that Sub-Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Variable Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Variable Sub-Accounts earn less than that rate, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) plus unpaid accrued interest, will reduce the Death Benefit proceeds and Cash Surrender Value otherwise payable. For a discussion of the tax consequences of loans, see Federal Tax Matters on page __.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT
While the Contract is in force, you may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, we will pay you or another person designated by you the Cash Surrender Value determined as of the day we receive your written request or the date you request, whichever is later. The Cash Surrender Value equals the Cash Value less the annual maintenance fee and any Indebtedness. We will pay the Cash Surrender Value of the Contract within 7 days of our receipt of the written request or on the effective surrender date you request, whichever is later, subject to postponement in certain circumstances. The Contract will terminate on the date of our receipt of your written request, or the date you request the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Matters," page __. You may elect to apply the surrender proceeds to an Income Plan (see "Access to Your Money-Payment Options," page __).

PARTIAL WITHDRAWALS
While the Contract is in force, you may elect by written request to make partial withdrawals from the Cash Surrender Value of at least $500, or the total amount in the Variable Sub-Account, whichever is less. We will pay the partial withdrawal within 7 days of our receipt of receiving the written request, subject to postponement in certain circumstances. The amount we pay upon a partial withdrawal will be reduced by any applicable withdrawal charge, due and unpaid premium tax charge, and taxes. The Cash Surrender Value, after the partial withdrawal, must at least equal $2,000; otherwise, we may treat your request as a request for full surrender. Your Contract will terminate if you withdraw all of your Cash Surrender Value. We will however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $2,000, we would inform you in writing of our intention to terminate your Contact and give you at least 30 days in which to make an additional premium payment to restore your Cash Surrender Value to the contractual minimum of $2,000. If we terminate your Contract, we will distribute to you its Cash Surrender Value.

Partial withdrawals will be deducted pro rata from each Variable Sub-Account, unless the Contract Owner instructs otherwise. The Specified Amount after the partial withdrawal will be the greater of:

o    the   Specified   Amount   prior   to  the   partial   withdrawal   reduced
     proportionately to the reduction in Account Value; or

o the minimum Specified Amount necessary in order to meet the definition of a life insurance contract under section 7702 of the Code.

Partial withdrawals in excess of the Free Withdrawal Amount may be subject to a withdrawal charge and any due and unpaid premium tax charges. See "Deductions and Charges-Other Deductions-Withdrawal Charge" and "Due and Unpaid Premium Tax Charge," page __. For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Matters," page __.

PAYMENT OPTIONS
The surrender proceeds or Death Benefit proceeds under the Contracts will be paid in a lump sum unless instructed otherwise by you or your beneficiary. You may also apply the proceeds to one of Allstate Life's Income Plans.

Before the proceeds are paid, you may choose or change an Income Plan selection by writing to us. Once we accept the selection, it takes effect as of the date you signed the request. This change is subject to any action we take before we accept it. After the proceeds are due, the payee may choose an Income Plan if:

o    you have not made a prior choice which is still in effect; and

o    the proceeds are due in a single sum and have not been paid.

No surrender or partial withdrawals are permitted after payments under an Income Plan have started.

If the amount to be applied to an Income Plan is less than $3,000 or if it would result in an initial income payment of less than $20, we may require that the frequency of income payments be decreased such that the income payments are greater than $20 each, or we may elect to pay the amount in a lump sum. No surrender or partial withdrawals are permitted after payments under an Income Plan commences.

If the proceeds under the Contract are not paid within 30 days after we receive due proof of death of the Insured, we will pay interest on the proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Variable Account.

The Income Plans are fixed annuities payable from Allstate Life's general account. They do not reflect the investment experience of the Variable Account. Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by Allstate Life which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity. Allstate may require proof of age and gender of the payee (and joint payee, if applicable) before payments begin. Allstate may also require proof that such person(s) are living before it makes each payment.

The following options are available under the Contracts (Allstate Life may offer other payment options):

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Allstate Life will make payments for as long as the payee lives. If the payee dies before the selected number of guaranteed payments have been made, Allstate Life will continue to pay the remainder of the guaranteed payments.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Allstate will make payments for as long as either the payee or joint payee, named at the time of Income Plan selection, is living. If both the payee and the joint payee die before the selected number of guaranteed payments have been made, Allstate Life will continue to pay the remainder of the guaranteed payments.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the investment in the Contract is depleted, all remaining payments will be fully taxable. Taxable payments taken prior to age
59 1/2, may be subject to an additional 10% federal tax penalty.

Allstate Life will make any other arrangements for income payments as may be agreed on.

SUSPENSION OF PAYMENTS

Allstate Life will suspend all procedures requiring valuation of the Variable Account, such as surrender payments, withdrawals, and loans, on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the SEC, or on any day the SEC has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

CONTRACT TERMS
------------------------------------------------------------------

The terms of the Contract govern the rights and benefits available to you under the Contract. Set out below is a summary of certain Contract terms. Please refer to the Contract for more details.

CHANGES TO CONTRACT TERMS
We will not change the terms or conditions of a Contract without the consent of the Contract Owner except where necessary to comply with tax law or to maintain the status of the Contract under the applicable law.

STATE EXCEPTIONS
Where required by state law, certain features of your Contract may differ in certain respects from those described above. Please refer to your Contract for specific information regarding the benefits available to you.

CHANGE OF OWNER OR BENEFICIARY
If you have reserved the right to change the Contract owner or Beneficiary, you can file a written request with us to make such a change. If you have not reserved the right to change the Beneficiary, the written consent of the irrevocable Beneficiary(s) will be required. Your written request will not be effective until it is recorded in our Home Office records. After it has been recorded, it will take effect as of the date you signed the request. However, if the Insured dies before the request has been recorded, the request will not effect those Proceeds we may have paid before your request was recorded in our Home Office records.

ASSIGNMENT
Unless required by state law, the Contract may not be assigned as collateral for a loan or other obligation.

LAST SURVIVOR CONTRACTS
We offer the Contracts on either a single life or a "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the proceeds are paid only on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

o    Last survivor Contracts are offered for prospective Insureds age 18-85.

o The cost of insurance charges under the last survivor Contracts reflect the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured.

o To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

o For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

o The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

o Additional tax disclosures applicable to last survivor Contracts are provided in "Federal Tax Matters," page __.

o The Accelerated Death Benefit provision is only available upon terminal illness of the last survivor.

o    The  Confinement  Waiver  Benefit is available  upon  confinement of either
     Insured.

LIMIT ON RIGHT TO CONTEST
Allstate may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Contract Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Specified Amount for which evidence of insurability was obtained is contestable for two years from its effective date. In addition, if the Insured dies by suicide while sane or self destruction while insane in the two-year period after the Contract Date, or such period as specified in state law, the benefit payable will be limited to the premiums paid less any Indebtedness and partial withdrawals. If the Insured dies by suicide while sane or self-destruction while insane in the two-year period following an increase in the Specified Amount, the benefit payable with respect to the increase will be limited to the additional premium paid for such increase, less any Indebtedness and partial withdrawals.

MISSTATEMENT AS TO AGE AND SEX
If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

DIVIDENDS
No dividends will be paid under the Contracts.

LAPSE AND REINSTATEMENT
The Contract will remain in force unless and until the Cash Surrender Value is insufficient to cover a Monthly Deduction Amount due on a Monthly Activity Date. We will notify you in writing that if the amount shown in the notice (which will be sufficient to cover the Monthly Deduction Amount(s) due) is not paid within 61 days ("Grace Period"), there is a danger of lapse.

The Contract will continue through the Grace Period. However, if sufficient payment is not forthcoming, the Contract will terminate at the end of the Grace Period. If the Insured dies during the Grace Period, the proceeds payable under the Contract will be reduced by the Monthly Deduction Amount(s) due and unpaid. See " Death Benefits," page __.

If the Contract lapses, you may apply for its reinstatement by payment of the reinstatement premium (and any applicable charges) required under the Contract. You must make a request for reinstatement within 5 years of the date the Contract entered a Grace Period. If a loan was outstanding at the time of lapse, we will require repayment of the loan before permitting reinstatement. In addition, we reserve the right to require evidence of insurability satisfactory to us. The reinstatement premium is equal to an amount sufficient to:

1. pay all Monthly Deduction Amounts and annual maintenance fees due and unpaid during the Grace Period, and

2. to keep the Contract in force for three months after the date of reinstatement.

The Specified Amount upon reinstatement cannot exceed the Specified Amount of the Contract at its lapse. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the premiums paid at the time of reinstatement. Withdrawal charges and due and unpaid premium tax charges, cost of insurance, and tax expense charges will continue to be based on the original Contract Date.

CANCELLATION AND EXCHANGE RIGHTS
You have a limited right to return a Contract for cancellation. This right to return exists during the cancellation period. The cancellation period is a number of days which varies by state as specified in your Contract. If you choose to exercise this right, we may require that you return the Contract for cancellation by mail or personal delivery to Allstate Life within the cancellation period following delivery of the Contract to you. We will then return to you, within 7 days thereafter, any premiums paid for the Contract adjusted, if applicable law permits, to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation. In those states where Allstate Life is required to return the premiums paid without such adjustment we reserve the right, if state law so permits, to allocate all premium payments made prior to the expiration of the cancellation period to the Money Market Variable Sub-Account.

Once the Contract is in effect, you may exchange it during the first 24 months after its issuance for a non-variable permanent life insurance contract offered by Allstate Life on the life of the Insured. The amount at risk to Allstate Life (i.e., the difference between the Specified Amount and the Account Value) under the new contract will be equal to or less than the amount at risk to Allstate Life under the exchanged Contract on the date of exchange. Premiums and charges under the new Contract will be based on the same risk classification as the exchanged Contract. We will not require evidence of insurability. We will not charge you to perform this exchange. The exchange is subject to adjustments in premiums and Account Value to reflect any variance between the exchanged Contract and the new contract. Allstate Life reserves the right to make such a contract available that is offered by any affiliate of Allstate Life.

FEDERAL TAX MATTERS
------------------------------------------------------------------



The following discussion is general and is not intended as tax advice. Allstate makes no guarantee regarding the tax treatment of any Contract or Transaction involving a Contract. Federal, state, local and other tax consequences of ownership or purchase of a life insurance contract depend upon your circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF ALLSTATE LIFE AND THE VARIABLE ACCOUNT
Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code (THE "cODE"). The Variable Account is not an entity separate from Allstate Life and its operations form a part of Allstate Life. As a consequence, the Variable Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under current federal tax law, Allstate Life believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts. Generally, reserves are amounts that Allstate Life is legally required to accumulate and maintain in order to meet future obligations under the Contracts. Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provisions for any such taxes.

TAXATION OF CONTRACT BENEFITS

In order to qualify as a life insurance contract for federal income tax purposes, the Contract must meet the definition of a life insurance contract set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a Contract that qualifies as life insurance. The Contract is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is excluded from the beneficiary's gross income under Section 101(a) of the Code and you are generally not taxed on any increases in the Contract value until a distribution occurs.

If a Contract fails to qualify as life insurance under Section 7702, the Contract will not provide most of the tax advantages normally provided by life insurance. Allstate Life has the right to amend the Contracts to comply with any future changes in the Code, any regulations or rulings under the Code and any other requirements imposed by the Internal Revenue Service. If you surrender the Contract, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts (including Contract loans) previously received from the Contract if such amounts were properly excluded from your gross income.

We expect that most Contracts will be "modified endowment contracts," as discussed below under "Modified Endowment Contracts." If the Contract is not treated as a modified endowment contract, then Contract loans are not generally treated as taxable distributions, and you are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Contract may result in a taxable distribution before the investment in the contract is recovered. Interest paid on a Contract loan is generally not deductible. Withdrawals and loans from modified endowment contracts are subject to less favorable tax treatment. (See "Modified Endowment Contracts," below.)

If you are the Owner and Insured under the Contract, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Contract, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:

o        change beneficiaries,

o        assign the Contract,

o        revoke an assignment,

o        pledge the Contract, or

o        obtain a Contract loan.

If you are the Owner and Insured under the Contract, and you transfer all incidents of ownership in the Contract, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Contract in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

MODIFIED ENDOWMENT CONTRACTS
A life insurance policy is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702, but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A. The large single premium permitted under the Contract (which is equal to 100% of the "Guideline Single Premium" as defined in Section 7702 of the Code) does not meet the specific computational rules for the seven pay test provided in Section 7702A. Therefore, the Contract will generally be treated as a modified endowment contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a modified endowment contract will not cause the new policy to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a modified endowment contract for a new life insurance policy will always cause the new policy to be a modified endowment contract.

If a contract is classified as a modified endowment contract, the death benefit may still qualify for the exclusion from gross income, and any increases in the contract value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Contract loan (including unpaid loan interest that is added to the loan balance) from a modified endowment contract, or assign or pledge any part of the value of the Contract, such amount is treated as a distribution. Withdrawals and distributions from a modified endowment contract made before the Insured's death, are treated as taxable income first, then as recovery of investment in the contract. The taxable portion of any distribution from a modified endowment contract is subject to an additional 10% penalty tax, except as follows:

o distributions made on or after the date on which the taxpayer attains age 59 1/2;

o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

o any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any distributions.

INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

DIVERSIFICATION REQUIREMENTS
For a Contract to be treated as a variable life insurance policy for federal tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the contract value over the investment in the Contract. Although Allstate does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT
The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause an investor to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Variable Account.

Your rights under this Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of Variable Account assets. For example, you have the choice to allocate premiums and contract values among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

OTHER INFORMATION
------------------------------------------------------------------


ALLSTATE LIFE
Allstate Life is the issuer of the Contract, which means it is obligated to pay the amounts promised to Contract owners in accordance with the terms of the Contracts. Prior to January 1, 2003, Northbrook Life Insurance Company ("Northbrook") issued the Contract. Effective January 1, 2003, Allstate Life merged with Northbrook ("Merger"). On the date of the Merger, Allstate Life acquired from Northbrook all of Northbrook's assets, and became directly liable for Northbrook's liabilities and obligations with respect to all contracts issued by Northbrook then outstanding. Allstate Life is an Illinois stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate Life to refer to the company and its affiliates and subsidiaries.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior) financial strength rating to Allstate Life. Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT
We established the Variable Account as a separate investment account on January 2, 2003, pursuant to the insurance laws of Illinois. The Variable Account was previously a segregated asset account of Northbrook.

We hold the assets of the Variable Account and keep those assets physically segregated and held separate and apart from the general account of Allstate. We maintain records of all purchases and redemptions of shares of the Portfolio.

The Variable Account is organized as a unit investment trust and is registered as such with the SEC under the 1940 Act. The Variable Account meets the definition of "separate account" under federal securities law. Under Illinois law, we hold the assets of the Variable Account that are attributable to Contracts exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. Income, gains and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, gains, losses or any investment experience of Allstate's other assets. To the extent that these assets are attributable to the Contract Value of the Contracts offered by this prospectus, these assets may not be used to pay any liabilities of Allstate other than those arising from the Contracts. Allstate is obligated to pay all amounts promised to Contract owners under the Contracts.


PERFORMANCE INFORMATION
From time to time, we may quote performance information for the Variable Sub-Accounts in advertisements, sales literature, or reports to Contract Owners or prospective investors. We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical investor's cash value or death benefit. We also may present the yield or total return of the Variable Account based on a hypothetical investment in a Contract. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the Variable Account, or the Portfolio in which it invests. The performance information shown may reflect the deduction of only some of the applicable charges to the Contract. We may, for example, exclude the deduction of one or more charges, such as the premium tax charge or withdrawal charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

We may compare the Variable Account's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications. We also may advertise ratings of Allstate's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Performance information for the Variable Account reflects the performance of a hypothetical Contract and is not illustrative of how actual investment performance would affect the benefits under your Contract. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.


LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate Life on certain federal securities law matters. All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under state insurance law, have been passed upon by Michael
J. Velotta, General Counsel of Allstate.


FINANCIAL STATEMENTS
The financial statements of the Variable Account and of Allstate Life appear in the Statement of Additional Information. To obtain a copy of the Statement of Additional Information, please call us at 1-800-654-2397 or write to us at the address given on the first page of this prospectus.

OBTAINING ADDITIONAL INFORMATION
------------------------------------------------------------------


To ask us questions, or to request a personalized illustration or additional information about the Contracts, you can call us at 1-800-654-2397 or write to us at the address on the first page of this prospectus.

We have filed a Statement of Additional Information with the SEC. The current Statement of Additional Information is dated January 2, 2003. The Statement of Additional Information contains additional information about the Contracts and is incorporated by reference in this prospectus, which means it is legally part of this prospectus. You can obtain a free copy of the SAI upon request, by calling at the number given above or by writing to us at the address on the first page of this prospectus. You should read the Statement of Additional Information because you are bound by the terms contained in it.

The Contracts are the subject of a registration statement on file with the SEC. The registration statement contains additional information, including exhibits, relating to the Variable Account, the Portfolios, Allstate, and the Contracts. In addition, we file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the Statement of Information, at the SEC's public reference room in Washington, DC 20549-6009. Please call the SEC at 1-800-942-8090 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC's web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC's Public Reference Section, 450 Fifth Street, NW, Washington, DC 20549-0102.

------------------------------------
Allstate Life Variable Life Separate Account A SEC 1940 Act file number:
811-08173
------------------------------------

                          MORGAN STANLEY VARIABLE LIFE

Allstate Life Insurance Company                      Statement of Additional Information
Allstate Life Variable Life Separate Account A       Dated January 2, 2003
300 N. Milwaukee Avenue
Vernon Hills, IL 60061
1 (800) 654 - 2397

This Statement of Additional Information supplements the information in the prospectus for the Morgan Stanley Variable Life Contract that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated January 2, 2003, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Morgan Stanley Variable Life Contract.




                                TABLE OF CONTENTS

Description                                                               Page


Distribution of the Contracts
Experts
Financial Statements
Illustrations

DISTRIBUTION OF THE CONTRACTS

The Contracts are distributed exclusively by Morgan Stanley DW Inc. ("Morgan Stanley DW"), which serves as the principal underwriter of the Contracts under a general agency agreement with Allstate. Morgan Stanley DW is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. Morgan Stanley DW is located at 1585 Broadway, New York, New York 10036. Morgan Stanley DW is a member of the New York Stock Exchange and the National Association of Securities Dealers.

We may pay up to a maximum sales commission of 6.75% of premiums. Morgan Stanley DW Inc. will pay annually to its Financial Advisors from its profits, an amount equal to .10% of the net assets of the Variable Account attributable to the Contracts. In addition, sale of the Contract may count toward incentive program awards for the Financial Advisor.

The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.

For the Variable Account, Northbrook Life Insurance Company (which merged into Allstate Life on January 1, 2003) paid underwriting commissions to Morgan Stanley DW of $42,879.046.98, $37,586,872.81 and $24,601,167.63 for the years
1999, 2000 and 2001 respectively.

EXPERTS

The consolidated financial statements of Allstate Life Insurance Company (the "Company") as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2001, and for each of the periods in the three years then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 180 N. Stetson Avenue, Chicago, Illinois 60601.

With respect to the unaudited interim financial information for the periods ended September 30, 2002 and 2001 which is included in this Statement of Additional Information, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and included in this Statement of Additional Information, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.


FINANCIAL STATEMENTS

The following financial statements appear in the pages that follow:

o consolidated financial statements of Allstate Life as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, related financial statement schedules, and independent auditors' report,

o    unaudited   consolidated  financial  statements  of  Allstate  Life  as  of
     September 30, 2002 and for the three and nine month periods ended September 30, 2002 and 2001, and independent accountants' review report,

o the financial statements of Allstate Life Variable Life Separate Account A as of December 31, 2001 and for each of the periods in the three years then ended, and independent auditors' report,

o the unaudited financial statements of Allstate Life Variable Life Separate Account A as of September 30, 2002 and for the nine month periods ended September 30, 2002,


The consolidated financial statements and schedules of Allstate included herein should be considered only as bearing upon the ability of Allstate to meet its obligations under the Contracts.

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS  OF ACCOUNT VALUES, DEATH BENEFITS,  AND CASH SURRENDER VALUES

The following tables illustrate the how the Account Value, Death Benefit and Cash Surrender Value of a Contract change with the investment experience of the Portfolios. The tables show how the Account Value, Death Benefit and Cash Surrender Value issued to an Insured of a given age and underwriting risk classification who pays the specified single Premium would vary over an extended period of time assuming hypothetical gross rates of return (investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to annual rates of 0%, 6%, and 12%. The tables illustrate a Contract issued to a male, age 53, $73,010 Face Amount, under a Standard underwriting risk classification and based on a single premium of $25,000.

The insureds are assumed to be in the standard underwriting class. Values are first given based on current Contract charges and then based on guaranteed Contract charges. (See "Deductions and Charges," in the prospectus.) These tables may assist in the comparison of Death Benefits, Account Values and Cash Surrender Values for the Contracts with those under other variable life insurance contracts that may be issued by other companies.

Death Benefits, Account Values and Cash Surrender Values for a Contract would be different from the amounts shown if the actual investment return averaged 0%, 6% or 12%, but varied above or below that average for individual Contract Years. They would also be different, depending on the allocation of Account Value among the Variable Account's Variable Sub-Accounts, if the actual investment return for all Variable Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Variable Sub-Accounts. They would also differ if the initial premium paid were different, if additional premiums were paid, if any Contract loan or partial withdrawal were made during the period of time illustrated, or if the insured were in another risk class.

The Death Benefits, Account Values and Cash Surrender Values shown in the tables reflect the fact that: a Monthly Deduction Amount (consisting of a cost of insurance charge, tax expense charge, and an administrative expense charge) is deducted from Account Value each Monthly Activity Date and that an annual maintenance fee of $30 is deducted on each Contract Anniversary from all Variable Sub-Accounts to which Account Value is allocated. The values in the tables also reflect a deduction from the Variable Account of a daily charge equal to an annual rate of 0.90% for the mortality and expense risk charge. The Cash Surrender Value shown in the tables reflect the fact that a withdrawal charge is imposed on withdrawals in excess of the Free Withdrawal Amount (See Prospectus heading "Deductions and Charges"). The amounts shown in the table are based on an average of the investment advisory fees and operating expenses incurred by the Portfolios, at an annual rate of .85% of the average daily net assets of the Portfolios (See Prospectus heading "Charges Against the Fund").

Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of: (-.86%, 5.14%, and 11.14%,) respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Account Values, Cash Surrender Values, and Death Benefits illustrated.

Allstate Life will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, and underwriting classification. Where applicable, Allstate Life will also furnish upon request an illustration for a Contract that is not affected by the sex of the insured.

                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $25,000 INITIAL PREMIUM
                                  ISSUE AGE 53
                               STANDARD CLASS MALE
                          INITIAL FACE AMOUNT: $73,010

                               Current Charges (1)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%
                                  (-0.86% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1          73,010              24,213            22,088
         2          73,010              23,451            21,379
         3          73,010              22,711            20,692
         4          73,010              21,994            20,135
         5          73,010              21,299            19,705
         6          73,010              20,624            19,296
         7          73,010              19,970            18,908
         8          73,010              19,336            18,539
         9          73,010              18,721            18,190
        10          73,010              18,125            18,125
        15          73,010              15,796            15,796
20 (Age 73)         73,010              13,748            13,748
30 (Age 83)         73,010              10,364            10,364
40 (Age 93)         73,010              7,749             7,749
47 (Age 100)        73,010              6,281             6,281

All Values are End of Year.

                             Guaranteed Charges (2)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%
                                  (-0.86% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1         73,010              23,934            21,809
         2         73,010              22,841            20,769
         3         73,010              21,716            19,697
         4         73,010              20,553            18,694
         5         73,010              19,348            17,755
         6         73,010              18,096            16,768
         7         73,010              16,787            15,725
         8         73,010              15,412            14,615
         9         73,010              13,957            13,426
        10         73,010              12,405            12,405
        15         73,010              2,707             2,707
20 (Age 73)          **                  **                **
30 (Age 83)          **                  **                **
40 (Age 93)          **                  **                **
47 (Age 100)         **                  **                **

All Values are End of Year.

     * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.


     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THE REGISTRATION STATEMENT IN WHICH THESE ILLUSTRATIONS APPEAR ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $25,000 INITIAL PREMIUM
                                  ISSUE AGE 53
                               STANDARD CLASS MALE
                          INITIAL FACE AMOUNT: $73,010

                               Current Charges (1)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%
                                   (5.14% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1        73,010              25,692            23,567
         2        73,010              26,405            24,333
         3        73,010              27,138            25,119
         4        73,010              27,892            26,033
         5        73,010              28,668            27,074
         6        73,010              29,466            28,138
         7        73,010              30,288            29,225
         8        73,010              31,133            30,336
         9        73,010              32,003            31,472
        10        73,010              32,898            32,898
        15        73,010              38,735            38,735
20 (Age 73)       73,010              45,637            45,637
30 (Age 83)       73,010              63,451            63,451
40 (Age 93)       90,749              88,358            88,358
47 (Age 100)     112,930             112,132           112,132

All Values are End of Year.

                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $25,000 INITIAL PREMIUM
                                ISSUE AGE 53 MALE
                          INITIAL FACE AMOUNT: $73,010

                             Guaranteed Charges (2)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%
                                   (5.14% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1        73,010              25,415            23,290
         2        73,010              25,805            23,733
         3        73,010              26,168            24,149
         4        73,010              26,499            24,640
         5        73,010              26,796            25,202
         6        73,010              27,053            25,725
         7        73,010              27,265            26,202
         8        73,010              27,423            26,626
         9        73,010              27,516            26,985
        10        73,010              27,532            27,532
        15        73,010              26,567            26,567
20 (Age 73)       73,010              20,903            20,903
30 (Age 83)         **                  **                **
40 (Age 93)         **                  **                **
47 (Age 100)        **                  **                **

All Values are End of Year.

     * When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.


     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THE REGISTRATION STATEMENT IN WHICH THESE ILLUSTRATIONS APPEAR ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $25,000 INITIAL PREMIUM
                                  ISSUE AGE 53
                               STANDARD CLASS MALE
                          INITIAL FACE AMOUNT: $73,010

                               Current Charges (1)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%
                                  (11.14% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1         73,010              27,171            25,046
         2         73,010              29,534            27,462
         3         73,010              32,105            30,086
         4         73,010              34,902            33,043
         5         73,010              37,946            36,352
         6         73,010              41,258            39,930
         7         73,010              44,863            43,800
         8         73,010              48,785            47,988
         9         73,010              53,053            52,521
        10         73,010              57,712            57,712
        15        105,540              90,124            90,124
20 (Age 73)       155,084             140,783           140,783
30 (Age 83)       361,849             347,252           347,252
40 (Age 93)       868,064             849,222           849,222
47 (Age 100)    1,601,407           1,597,669         1,597,669

All Values are End of Year.

                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $25,000 INITIAL PREMIUM
                                  ISSUE AGE 53
                               STANDARD CLASS MALE
                          INITIAL FACE AMOUNT: $73,010

                             Guaranteed Charges (2)
           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%
                                  (11.14% NET)

Policy Year     Death Benefit       Policy Value      Surrender Value
         1         73,010              26,895            24,770
         2         73,010              28,948            26,877
         3         73,010              31,176            29,158
         4         73,010              33,600            31,740
         5         73,010              36,243            34,649
         6         73,010              39,133            37,804
         7         73,010              42,300            41,238
         8         73,010              45,781            44,984
         9         73,010              49,615            49,084
        10         73,010              53,853            53,853
        15         98,302              83,942            83,942
20 (Age 73)       144,132             130,841           130,841
30 (Age 83)       336,032             322,460           322,460
40 (Age 93)       778,815             761,760           761,760
47 (Age 100)    1,427,665           1,423,809         1,423,809

All Values are End of Year.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.


     THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THE REGISTRATION STATEMENT IN WHICH THESE ILLUSTRATIONS APPEAR ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Independent Auditors' Report

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

     We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts. These financial statements and financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2002
(March 28, 2002 as to Note 18)

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                       Year Ended December 31,
                                                                                     2001       2000       1999
                                                                                     ----       ----       ----
                                                                                            (in millions)
Revenues
Premiums (net of reinsurance ceded of $323, $302 and $241)                            $1,046     $1,069      $  838
Contract charges                                                                         821        798         723
Net investment income                                                                  2,839      2,589       2,239
Realized capital gains and losses                                                       (213)       (26)        192
                                                                                      ------     ------      ------

                                                                                       4,493      4,430       3,992
                                                                                      ------     ------      ------

Costs and expenses
Contract benefits (net of reinsurance recoverable of $277, $243 and $161)              1,485      1,439       1,251
Interest credited to contractholders' funds                                            1,670      1,519       1,260
Amortization of deferred policy acquisition costs                                        365        418         367
Operating costs and expenses                                                             416        343         344
                                                                                      ------     ------      ------

                                                                                       3,936      3,719       3,222
Loss on disposition of operations                                                         (4)        --          --
                                                                                      ------     ------      ------

Income from operations before income tax expense and cumulative effect
 of change in accounting principle                                                       553        711         770
Income tax expense                                                                       179        241         266
                                                                                      ------     ------     -------

Income before cumulative effect of change in accounting principle                        374        470         504
                                                                                      ------     ------     -------

Cumulative effect of change in accounting for derivatives and embedded derivative financial instruments, after-tax

                                                                                          (6)        --        --
                                                                                       -----     ------     -------

Net income                                                                               368        470         504
                                                                                       -----     ------     -------

Other comprehensive income (loss), after tax
Changes in:
   Unrealized net capital gains and losses                                                76        351        (646)
   Unrealized foreign currency translation adjustments                                     2         (2)          1

Other comprehensive income (loss), after-tax                                              78        349        (645)
                                                                                       -----     ------     -------

Comprehensive income (loss)                                                            $ 446     $  819     $  (141)
                                                                                       =====     ======     =======





See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                                        December 31,
                                                                                                      2001        2000
                                                                                                    --------   ---------
                                                                                                    (in millions, except
                                                                                                       par value data)
Assets
Investments
   Fixed income securities, at fair value (amortized cost $35,718 and $31,052)                         $37,226     $32,281
   Mortgage loans                                                                                        5,450       4,351
   Equity securities, at fair value (cost $196 and $425)                                                   201         473
   Short-term                                                                                              672         836
   Policy loans                                                                                            673         644
   Other                                                                                                    75          35
                                                                                                       -------     -------

      Total investments                                                                                 44,297      38,620
Cash                                                                                                       130          58
Deferred policy acquisition costs                                                                        2,997       2,926
Reinsurance recoverables, net                                                                              950         614
Accrued investment income                                                                                  479         494
Other assets                                                                                               182         181
Separate Accounts                                                                                       13,587      15,298
                                                                                                       -------     -------

        Total assets                                                                                   $62,622     $58,191
                                                                                                       =======     =======


Liabilities
Contractholder funds                                                                                    $32,301     $27,676
Reserve for life-contingent contract benefits                                                             8,632       8,000
Unearned premiums                                                                                             9          48
Payable to affiliates, net                                                                                   74          52
Other liabilities and accrued expenses                                                                    2,053       1,487
Deferred income taxes                                                                                       569         505
Separate Accounts                                                                                        13,587      15,298
                                                                                                        -------     -------

        Total liabilities                                                                                57,225      53,066
                                                                                                        -------     -------

Commitments and Contingent Liabilities (Note 10)

Shareholder's Equity
Redeemable preferred stock--series A, $100 par value, 1,500,000 shares
   authorized, 1,035,610 and 920,210 shares issued and outstanding                                          104          92
Redeemable preferred stock--series A subscriptions receivable                                               (14)         --
Redeemable preferred stock--series B, $100 par value, 1,500,000 shares authorized, 0 and 1,170,000 shares issued and outstanding
                                                                                                             --         117
Common stock, $227 par value, 23,800 shares authorized and outstanding                                        5           5
Additional capital paid-in                                                                                  717         600
Retained income                                                                                           3,948       3,752
Accumulated other comprehensive income:
   Unrealized net capital gains and losses                                                                  636         560
   Unrealized foreign currency translation adjustments                                                        1          (1)
                                                                                                        -------     -------

        Total accumulated other comprehensive income                                                        637         559
                                                                                                        -------     -------

        Total shareholder's equity                                                                        5,397       5,125
                                                                                                        -------     -------

        Total liabilities and shareholder's equity                                                      $62,622     $58,191
                                                                                                        =======     =======

See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                                         Year Ended December 31,
                                                                                                       2001       2000       1999
                                                                                                       ----       ----       ----
                                                                                                              (in millions)
Redeemable preferred stock--series A
Balance, beginning of year                                                                           $   92    $    66     $   58
Issuance of stock                                                                                        15         26          8
Redemption of stock                                                                                      (3)        --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                    104         92         66
                                                                                                     ------    -------     ------

Redeemable preferred stock--series A subscriptions receivable                                           (14)        --         --
                                                                                                     ------    -------     ------

Redeemable preferred stock--series B
Balance, beginning of year                                                                              117        117        117
Redemption of stock                                                                                    (117)        --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                     --        117        117
                                                                                                     ------    -------     ------

Common stock
Balance, beginning of year                                                                                5          5          5
Issuance of stock                                                                                        --         --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                      5          5          5
                                                                                                     ------    -------     ------
Additional capital paid in
Balance, beginning of year                                                                              600        600        600
Capital contribution                                                                                    117         --         --
                                                                                                     ------    -------     ------

Balance, end of year                                                                                    717        600        600
                                                                                                     ------    -------     ------

Retained income
Balance, beginning of year                                                                            3,752      3,367      2,963
Net income                                                                                              368        470        504
Dividends                                                                                              (172)       (85)      (100)

Balance, end of year                                                                                  3,948      3,752      3,367
                                                                                                     ------    -------     ------
Accumulated other comprehensive income
Balance, beginning of year                                                                              559        210        855
Change in unrealized net capital gains and net losses on derivative financial instruments                76        351       (646)
Change in unrealized foreign currency translation adjustments                                             2        (2)          1
                                                                                                     ------    -------     ------
Balance, end of year                                                                                    637        559        210
                                                                                                     ------    -------     ------

Total shareholder's equity                                                                           $5,397    $ 5,125     $4,365
                                                                                                     ======    =======     ======



See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Year Ended December 31,
                                                                                                 2001          2000         1999
                                                                                                 ----          ----         ----
                                                                                                     (in millions)
Cash flows from operating activities
Net income                                                                                    $   368      $    470      $   504
   Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and other non-cash items                                                         (261)         (232)        (147)
   Realized capital gains and losses                                                              213            26         (192)
   Loss on disposition of operations                                                                4            --           --
   Cumulative effect of change in accounting for derivative and embedded derivative                 6            --           --
      financial instruments
   Interest credited to contractholder funds                                                    1,670         1,439        1,251
   Changes in:
      Contract benefit and other insurance reserves                                                38            91         (49)
      Unearned premiums                                                                           (39)          (10)         (30)
      Deferred policy acquisition costs                                                          (272)         (349)        (261)
      Reinsurance recoverables                                                                   (145)         (139)         (41)
      Income taxes payable                                                                         26           128           58
      Other operating assets and liabilities                                                      145          (125)         (48)
                                                                                             --------      --------     --------
           Net cash provided by operating activities                                            1,753         1,299        1,045
                                                                                             --------      --------     --------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                      6,844         6,923        4,680
   Real estate                                                                                     10            --           --
   Equity securities                                                                              540           985          992
Investment collections
   Fixed income securities                                                                      3,434         2,041        2,907
   Mortgage loans                                                                                 359           390          392
Investments purchases
   Fixed income securities                                                                    (14,465)      (12,319)     (10,071)
   Equity securities                                                                             (318)         (894)        (862)
   Mortgage loans                                                                              (1,456)         (938)        (908)
Acquisitions, net of cash received                                                                 67            --           --
Change in short-term investments, net                                                             330           281            4
Change in other investments, net                                                                  (44)          (46)         (36)
                                                                                             --------      --------     --------
           Net cash used in investing activities                                               (4,699)       (3,577)      (2,902)

Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock                                                1            26            8
Redemption of redeemable preferred stock                                                         (120)           --           --
Capital contribution                                                                              117            --           --
Contractholder fund deposits                                                                    7,860         7,875        5,594
Contractholder fund withdrawals                                                                (4,668)       (5,548)      (3,684)
Dividends paid                                                                                   (172)          (85)        (100)
                                                                                             --------      --------     --------
           Net cash provided by financing activities                                            3,018         2,268        1,818
                                                                                             --------      --------     --------
Net increase (decrease) in cash                                                                    72           (10)         (39)
Cash at beginning of the year                                                                      58            68          107
                                                                                             --------      --------     --------
Cash at end of year                                                                          $    130      $     58     $     68
                                                                                             ========      ========     ========




See notes to consolidated financial statements.
                                      F-4

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  General

Basis of presentation

     The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

     On May 31, 2000, the Company paid a dividend of all the common shares of Allstate Insurance Company of Canada ("AICC") stock to AIC. Prior to the dividend, AICC had been consolidated in the Company's financial statements and related disclosures. In conjunction with the dividend, the Company has restated its prior year financial results to exclude AICC.

     To conform with the 2001 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations

     The Company markets its products through two business segments, Retail and Structured Financial Products.

     The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. Principal products offered by the segment include:


Protection                                    Retirement
------------------------------                --------------------------------
Life Insurance                                Investment Contracts
   Traditional                                  Fixed annuities
      Term life                                 Market value adjusted annuities
      Whole life                                Equity-indexed annuities
      Credit Life                               Immediate annuities
   Interest-sensitive life                      Variable annuities*
      Universal life
      Single premium life
      Variable life*
      Variable universal life*
      Single premium variable life
Other
   Long-term care
   Accidental death
   Hospital indemnity
   Credit disability
   *--Separate Accounts products


Four distribution channels market the Retail products: (1) the Allstate Agency channel, (2) the independent agents broker/dealers channel, including master brokerage agencies, (3) the financial services firms channel and (4) the direct marketing channel. Although the Company currently benefits from agreements with financial services firms who market and distribute its retail products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact sales.

     The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. Spread-based products are designed to generate income based on the difference ("spread") between investment returns on the supporting assets and the guaranteed returns provided to customers. Fee-based products are designed to generate income based on various fees or charges assessed against the account values. While spread-based

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

products provide guaranteed rates of return to customers, some fee-based products provide only a limited guarantee to customers. Spread-based products include guaranteed investment contracts ("GICs") and funding agreements ("FAs"). Synthetic GICs are the primary fee-based product offered by the segment. These products are distributed through specialized brokers or investment bankers. The segment also offers single premium annuity products such as structured settlement annuities through brokers who specialize in settlement of injury and other liability cases and single premium immediate annuities ("SPIAs") through independent agents.

     In 2001, annuity premiums and deposits represented approximately 81.5% of the Company's total statutory premiums and deposits, which include all deposits recorded as liabilities in the statutory-basis financial statements.

     The Company monitors economic and regulatory developments, which have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation presents an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

     Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

     The Company is authorized to sell its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company is also authorized to sell certain insurance products in various foreign countries. The top geographic locations in the United States for statutory premiums and deposits earned by the Company were Delaware, California, New York, Florida, Nebraska, Pennsylvania and Texas for the year ended December 31, 2001. No other jurisdiction accounted for more than 5% of statutory premiums and deposits for the Company.

2.   Summary of Significant Accounting Policies

Investments

     Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. The difference between amortized cost and fair value, net of deferred income taxes, certain deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, is reflected as a component of Accumulated other comprehensive income.

     Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.

     Equity securities include common and non-redeemable preferred stocks, real estate investment trusts and limited partnership interests. Common and non-redeemable preferred stocks and real estate investment trusts are carried at fair value with the difference between cost and fair value of equity securities, less deferred income taxes, reflected as a component of Accumulated other comprehensive income. The fair value of equity securities is based principally on quoted market prices. Investments in limited partnerships in which the Company does not have a controlling interest, are accounted for in accordance with the equity method of accounting. In instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Short-term investments are carried at cost or amortized cost that approximates fair value, and generally includes collateral received in connection with certain securities lending activities. For securities lending transactions, the Company records an offsetting liability in Other liabilities and accrued expenses for the Company's obligation to repay the collateral.

     Policy loans are carried at unpaid principal balances. Other investments consist primarily of real estate investments, which are accounted for by the equity method if held for investment, or depreciated cost, net of valuation allowances, if the Company has an active plan to sell.

     Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses are determined on a specific identification basis. They include gains and losses from portfolio trading, write-downs in value due to other than temporary declines in fair value, and changes in the value of certain derivative instruments.

     The Company monitors its fixed income and equity portfolios for ratings changes or other events which may result in declines in value that are other than temporary. Factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the duration and extent to which the fair value has been less than cost; and 3) the financial condition and near-term prospects of the issuer.

Derivative and embedded derivative financial instruments

     The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138 (the "statements") to the Company was a loss of $6 million, after-tax, and is reflected as a cumulative effect of a change in accounting principle on the Consolidated Statements of Operations. The Company also recorded a cumulative after-tax decrease of $1 million in Accumulated other comprehensive income. The FASB is continuing to provide clarification and interpretation for the application of the statements. Any future clarifying or interpretative guidance will be applied by the Company as prescribed by the FASB.

     The statements require that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through Net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through Net income or recognized in Accumulated other comprehensive income until the hedged item is recognized in Net income. The Company has elected to adopt the provisions of the statements with respect to embedded derivative financial instruments to all such instruments held at January 1, 2001.

     Derivative financial instruments include swaps, futures, options, interest rate caps and floors, warrants, synthetic guaranteed investment contracts, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, certain investment risk transfer reinsurance agreements and certain credit default swaps. Derivatives which are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible fixed income securities, equity indexed life and annuity contracts, and certain variable contracts sold (see
Note 6).

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability, a forecasted transaction or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged, the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk and the method that will be used to measure hedge ineffectiveness. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in Realized capital gains and losses, which was a $6 million net gain as of December 31, 2001.

     Derivatives are accounted for on a fair value basis, and reported as Other investments, Other assets, Other liabilities and accrued expenses or Contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in the fair value of derivatives embedded in assets and subject to bifurcation are reported in Realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation are reported in Realized capital gains and losses or Interest credited to contractholders' funds.

     Fair value hedges

     The Company designates certain of its interest rate and foreign currency swap contracts, interest rate futures contracts, and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

     For hedging instruments utilized in fair value hedges, the change in the fair value of the derivatives is reported together in Net investment income with the change in the fair value of the hedged items, when the hedged items are investment assets or a portion thereof. The change in the fair value of hedging instruments utilized in fair value hedges, when the hedged items are Contractholder funds liabilities or a portion thereof, are reported together in Interest credited to contractholders' funds with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported in Net investment income or Interest credited to contractholders' funds. The carrying value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

     Cash flow hedges

     The Company designates certain of its interest rate and foreign currency swap contracts, and interest rate futures contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk. The Company's cash flow exposure may be associated with either an existing asset or liability, or a forecasted transaction. Forecasted transactions must be probable of occurrence with their significant terms and specific characteristics identified.

     For hedging instruments utilized in cash flow hedges, the change in the fair value of the derivatives is reported in Accumulated other comprehensive income. Amounts are reclassified to Net investment income or Realized capital gains and losses as the hedged transaction affects net income. The amount in Accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to Net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from Accumulated other comprehensive income to Net income. If the Company expects at any time that the loss reported in Accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in Realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in Accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     Termination of hedge accounting

     If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged forecasted transaction is no longer probable), the Company may terminate the derivative position. The Company may also terminate derivatives as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the gains and losses recognized on the derivative are reported in Realized capital gains and losses. For a fair value hedge which is no longer effective or for which the derivative has been terminated, the gain or loss recognized on the risk being hedged and used to adjust the carrying amount of the asset, liability or portion thereof is

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amortized to Net investment income or Interest credited to contractholders' funds, respectively, beginning in the period that hedge accounting is no longer applied. When a derivative financial instrument utilized in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in Realized capital gains and losses. When a derivative financial instrument utilized in a cash flow hedge of a forecasted transaction is terminated prior to the occurrence of the forecasted transaction, or if a forecasted transaction is no longer probable of occurring, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Realized capital gains and losses.

     Non-hedge derivative financial instruments

     The Company also has certain derivatives that are used in interest rate and equity price risk management strategies for which hedge accounting is not applied. These derivatives primarily consist of indexed instruments, certain interest rate futures and swap contracts, interest rate caps and floors and certain forward contracts for TBA mortgage securities. Based upon the income statement reporting category of the risk being offset, gains and losses attributable to the change in fair value and the accrued periodic settlements for these derivatives are matched together with results of the risk being offset. Therefore, the derivatives' gains and losses and accrued periodic settlements may be recognized in Net investment income, Realized capital gains and losses, Operating costs and expenses or Interest credited to contractholders' funds during the period on a current basis.

     Prior to January 1, 2001, derivatives designated as accounting hedges were accounted for on a fair value, deferral or accrual basis, depending on the nature of the hedge strategy, the method used to account for the hedged item and the derivative used. Derivatives not accounted for as accounting hedges were accounted for on a fair value basis. Under fair value hedge accounting, the changes in the fair value of derivatives used in accounting hedges were reported in earnings or unrealized gains and losses, depending on the strategy. Under deferral accounting, gains and losses on derivatives were deferred and recognized in earnings in conjunction with earnings on the hedged item. Under accrual accounting, interest income or expense related to the derivative was accrued and recorded as an adjustment to the interest income or expense of the hedged item. Where hedge accounting was not applied, the change in fair value of certain derivatives was recognized in Net investment income, Realized capital gains and losses or Interest credited to contractholders' funds during the period on a current basis.

Security repurchase and resale and securities loaned

     Securities purchased under agreements to resell and securities sold under agreements to repurchase, including a mortgage dollar roll program, are treated as financing arrangements and are generally carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through the right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

     Securities loaned are treated as financing arrangements and are recorded at the amount of cash received in Short-term investments and Other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned are with large brokerage firms.

     Securities repurchase and resale agreements and securities loaned transactions are used to generate net investment income and to provide liquidity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of their relatively short-term nature.

Recognition of insurance revenue and related benefits and interest credited

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. These revenues are recognized when levied against the contract balance. Contract benefits include life-contingent benefit payments in excess of the reserves held.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities, equity-indexed annuities, immediate annuities without life contingencies, certain GICs and FAs are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and surrenders. These revenues are recognized when levied against the contractholder account balance.

     Interest credited to contractholders' funds represents contractual interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

     Separate Accounts products include variable annuity, variable life, variable universal life, single premium variable life and certain GICs. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these contracts consist of fees assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders. Contract benefits incurred for Separate Accounts include, for example, guaranteed minimum death benefits paid on variable annuity contracts.

Deferred policy acquisition costs

     Costs which vary with and are primarily related to acquiring life and investment business, principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized into income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down where necessary.

     For traditional life insurance and immediate annuities with life contingencies, these costs are amortized in proportion to the estimated revenue on such business. Assumptions relating to estimated revenue, as well as to all other aspects of the deferred policy acquisition costs and reserve calculations, are determined based upon conditions as of the date of policy issue and are generally not revised during the life of the policy. Any deviations from projected business inforce, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies. For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charges to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life and investment contracts, the costs are amortized in relation to the estimated gross profits on such business over the estimated lives of the contract periods. Gross profits are determined at the date of contract issue and comprise estimated future investment, mortality and expense margins and surrender charges. For 2001, the average long-term rate of

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumed future investment yield used in estimating gross profit margins is 8% plus 1.25% for fees. Assumptions underlying the gross profits are periodically updated to reflect actual experience, and changes in the amount or timing of estimated gross profits will result in adjustments to the cumulative amortization of these costs. New costs associated with internal exchanges of investment contracts are deferred and amortized into income. The balance of the original costs deferred and carried over, plus any new costs deferred due to internal exchanges, is limited to the amount of costs that would be deferred from the issuance of new investment contracts. Any excess costs are charged to income at the time of the exchange. The Company periodically compares the present value of future gross profits to costs deferred at the segment level to ensure they are sufficient to amortize deferred policy acquisition costs. As a result, the Company concludes that the balance of deferred policy acquisition costs is reasonable and recoverable at December 31, 2001.

     The cost assigned to the right to receive future cash flows from certain business purchased from other insurers is also classified as Deferred policy acquisition costs in the Consolidated statements of financial position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business, and are periodically evaluated for recoverability. Present value of future profits was $78 million and $94 million at December 31, 2001 and 2000, respectively. Amortization expense on present value of future profits was $16 million, $11 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     To the extent unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded net of tax as a reduction of the unrealized capital gains or losses included in Accumulated other comprehensive income.

     All other acquisition expenses are charged to operations as incurred.

Reinsurance recoverable

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other insurers (see Note 9). The amounts reported in the Consolidated statements of financial position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities, including Reserve for life-contingent contract benefits, are reported gross of Reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written and therefore reinsurers and amounts recoverable therefrom are regularly evaluated by the Company.

     The Company also has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts.

Income taxes

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves and deferred policy acquisition costs. Deferred income taxes also arise from unrealized capital gains and losses on fixed income securities carried at fair value.

Separate Accounts

     The Company issues variable annuities, variable life contracts and certain GICs, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense risk charges.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated investment objectives.

Contractholder funds

     Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 8.

Reserves for life-contingent contract benefits

     The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded net of tax as a reduction of the unrealized net capital gains included in Accumulated other comprehensive income.

Off-balance-sheet financial instruments

     Commitments to invest, to purchase private placement securities, to extend mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's consolidated statements of financial position. The contractual amounts and fair values of these instruments are outlined in Note 6.

Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Pending accounting standards

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value as opposed to an undiscounted basis. SFAS No. 142 is effective January 1, 2002. A transitional goodwill impairment test is required to be completed within the first six months of adoption with any resulting impairment charge recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations. As of December 31, 2001, the Company's unamortized goodwill balance was $13 million and goodwill amortization expense recognized during 2001 was $627 thousand. Transitional goodwill impairment testing is being conducted.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and the accounting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The Statement also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets held for sale be recorded at the lower of carrying value or fair value less cost to sell. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of other than by sale are considered held and used until disposed of. The adoption of SFAS No. 144 on January 1, 2002 is not expected have a material impact on either the consolidated financial position or results of operations of the Company.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In December 2001, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the consolidated results of operations or financial position.

3.   Acquisitions and Disposition

American Maturity Life Insurance Company

     On January 2, 2001, the Company acquired blocks of business from American Maturity Life Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

Provident National Assurance Company

     On February 2, 2001, the Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to conduct life insurance and variable annuity products in most states, from UnumProvident Corporation. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of PNAC's net assets acquired of $5 million was recorded as goodwill. The Company paid consideration of $14 million as part of the acquisition. PNAC's name was subsequently changed to Allstate Assurance Company, which was redomiciled in the State of Illinois.

Pt Asuransi Jiwa Allstate, Indonesia

     On June 29, 2001, the Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired Allstate's holdings in Pt Asuransi Jiwa Allstate, Indonesia. The Company recognized a loss on the dispositions of $4 million ($3 million after-tax) and a $4 million tax benefit attributable to the inception-to-date losses of the subsidiaries, not previously recognized. The tax benefit was reported as a reduction to the Company's income tax expense on the consolidated statements of operations.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.   Related Party Transactions

Business operations

     The Company utilizes services performed and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses AIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 14) were $208 million, $195 million, and $199 million in 2001, 2000 and 1999, respectively. A portion of these expenses relate to the acquisition of business, which is deferred and amortized into income.

Structured settlement annuities

     The Company issued $117 million, $96 million and $67 million of structured settlement annuities, a type of immediate annuity, in 2001, 2000 and 1999, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $38 million, $29 million and $19 million relate to structured settlement annuities with life contingencies and are included in premium income for 2001, 2000, and 1999, respectively. In most cases, these annuities were issued under a "qualified assignment," which means the Company assumed AIC's obligation to make the future payments.

     AIC has issued surety bonds, in return for premiums of $531 thousand, $817 thousand and $476 thousand in 2001, 2000 and 1999, respectively, to guarantee the payment of structured settlement benefits assumed and funded by certain annuity contracts issued by the Company (from both AIC and non-related parties). In previous periods, the Company had entered into a General Indemnity Agreement pursuant to which it has indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities related to the surety bonds were $5.23 billion and $4.88 billion at December 31, 2001 and 2000, respectively.

Broker/Dealer Agreement

     Beginning May 1, 2000, ALIC receives underwriting and distribution services from Allstate Distributors, LLC ("ADLLC"), a broker/dealer company owned equally by ALIC and Putnam Investments, LLC ("Putnam") for variable annuity contracts sold pursuant to a joint venture agreement between ALIC and Putnam. ALIC incurred $80 million and $100 million of commission expenses and other distribution expenses payable to ADLLC during 2001 and 2000. Other distribution expenses include administrative, legal, financial management and sales support which ALIC provides to ADLLC, for which ALIC earned administration fees of $1 million and $2 million for the years ended December 31, 2001 and 2000, respectively. Other distribution expenses also include marketing expenses for subsidized interest rates associated with ALIC's dollar cost averaging program, for which ADLLC reimbursed ALIC $7 million and $6 million for the years ended December 31, 2001 and 2000, respectively.

Reinsurance transactions

     The Company has a coinsurance contract with Columbia Universal Life Insurance Company ("Columbia"), an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

     The Company has a modified coinsurance contract with Allstate Reinsurance, Ltd. ("Allstate Re"), an affiliate of the Company, to cede 50% of certain fixed annuity business issued under a distribution agreement with PNC Bank NA. Under the terms of the contract, a trust has been established to provide protection to the Company for ceded liabilities. This agreement is continuous but may be terminated by either party with 60 days notice. During 2001 and 2000, the Company ceded $236 thousand and $228 thousand, respectively, in contract charges to Allstate Re.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has a contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million in premiums from AIC during both 2001 and 2000, respectively.

     ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

     At December 31, 2001, $2.18 billion of ALIC's investments are held in a trust for the benefit of Northbrook Life Insurance Company ("NLIC"), a wholly owned subsidiary, to ensure payments are made to NLIC under its reinsurance agreement with ALIC so NLIC can meet policyholder obligations.

Preferred Stock

     Redeemable preferred stock--series A subscriptions receivable relate to the Company's issuance of redeemable preferred shares to The Northbrook Corporation, a wholly owned subsidiary of the Corporation, in return for $14 million cash, which was received on January 14, 2002.

     AIC guarantees the repayment of notes payable and the interest thereon issued to Morgan Stanley DW, Inc. under the terms of a distribution agreement with The Northbrook Corporation.

Income taxes

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 11).

Debt

     The Company had no outstanding debt at December 31, 2001, 2000 or 1999, respectively. The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the inter-company loan agreement at December 31, 2001, 2000 or 1999. The Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund inter-company borrowings.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.   Investments

Fair values

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:


                                                                              Amortized     Gross unrealized       Fair
                                                                                 cost       Gains     Losses       value
                                                                              ---------     -----     ------      -------
(in millions)
At December 31, 2001
U.S. government and agencies..........................................          $ 2,538    $   485     $  (2)    $  3,021
Municipal.............................................................            1,162         40         --       1,202
Corporate.............................................................           21,354        959      (239)      22,074
Foreign government....................................................              245         12         --         257
Mortgage-backed securities............................................            7,927        259       (22)       8,164
Asset-backed securities...............................................            2,395         50       (35)       2,410
Redeemable preferred stock............................................               97          2        (1)          98
                                                                                -------    -------    ------     --------
   Total fixed income securities......................................          $35,718    $ 1,807    $ (299)    $ 37,226
                                                                                =======    =======    ======     ========


At December 31, 2000
U.S. government and agencies..........................................          $ 2,198    $   574    $   (1)     $ 2,771
Municipal.............................................................              910         28        (6)         932
Corporate.............................................................           18,356        751      (446)      18,661
Foreign government....................................................              256         87         --         343
Mortgage-backed securities............................................            6,859        206        (8)       7,057
Asset-backed securities...............................................            2,422         62       (21)       2,463
Redeemable preferred stock............................................               51          3         --          54
                                                                                -------    -------    ------     --------
   Total fixed income securities......................................          $31,052    $ 1,711    $ (482)     $32,281
                                                                                =======    =======    ======     ========


Scheduled maturities

     The scheduled maturities for fixed income securities are as follows at December 31, 2001:


                                                                                          Amortized      Fair
                                                                                             cost       value
                                                                                          ---------     -----
(in millions)

Due in one year or less.........................................................          $   887     $   912
Due after one year through five years...........................................            8,012       8,263
Due after five years through ten years..........................................            8,780       9,008
Due after ten years.............................................................            7,717       8,469
                                                                                          -------     -------
                                                                                           25,396      26,652
Mortgage- and asset-backed securities...........................................           10,322      10,574
                                                                                          -------     -------
   Total........................................................................          $35,718     $37,226
                                                                                          =======     =======




Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Net investment income

                                                                                       Year ended December 31,
                                                                                        2001       2000       1999
                                                                                        ----       ----       ----
(in millions)

Fixed income securities.........................................................      $2,536     $2,245     $1,924
Mortgage loans..................................................................         366        317        277
Equity securities...............................................................          23         19         16
Other...........................................................................           4         72         66
                                                                                      ------     ------     ------
   Investment income, before expense............................................       2,929      2,653      2,283
   Investment expense...........................................................          90         64         44
                                                                                      ------     ------     ------
   Net investment income........................................................      $2,839     $2,589     $2,239
                                                                                      ======     ======     ======




     Net investment income from equity securities includes income from partnership interests of $15 million, $13 million and $15 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Realized capital gains and losses, after tax

     Realized capital gains and losses by security type, for the year ended
December 31, are as follows:


                                                                                        2001       2000    1999
                                                                                        ----       ----    ----
(in millions)

Fixed income securities.........................................................      $ (134)    $ (132)    $  13
Equity securities...............................................................           9        102        89
Other...........................................................................         (88)         4        90
                                                                                      ------     ------     -----
   Realized capital gains and losses............................................        (213)       (26)      192
   Income taxes.................................................................         (75)        (9)       68
                                                                                      ------     ------     -----
   Realized capital gains and losses, after tax.................................      $ (138)    $  (17)    $ 124
                                                                                      ======     ======     =====




     Realized capital gains and losses by transaction type, for the year ended
December 31, are as follows:


                                                                                        2001      2000     1999
                                                                                        ----      ----     ----
(in millions)

Portfolio trading...............................................................      $  (4)     $  30     $ 212
Write-downs in value............................................................       (150)       (56)      (20)
Derivative valuation adjustments................................................        (59)        --        --
                                                                                      -----      -----     -----
   Realized capital gains and losses............................................       (213)       (26)      192
   Income taxes.................................................................        (75)        (9)       68
                                                                                      -----      -----     -----
   Realized capital gains and losses, after tax.................................      $(138)     $ (17)    $ 124
                                                                                      =====      =====     =====



     Excluding calls and prepayments, gross gains of $223 million, $151 million and $119 million and gross losses of $238 million, $228 million and $106 million were realized on sales of fixed income securities during 2001, 2000 and 1999, respectively.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Unrealized net capital gains and losses

     Unrealized net capital gains and losses on fixed income securities, equity securities and derivative instruments included in Accumulated other comprehensive income at December 31, 2001 are as follows:

                                                                                                 Gross unrealized      Unrealized
                                                                Amortized cost    Fair value      Gains     Losses      net gains
                                                                --------------    ----------      -----     ------     ----------
(in millions)

Fixed income securities...............................            $35,718         $37,226         $1,807     $(299)       $1,508
Equity securities.....................................                196             201             10        (5)            5
Derivative instruments................................                 --               8              8        --             8
                                                                  -------         -------         ------     -----        ------
   Total..............................................            $35,914         $37,435         $1,825     $(304)        1,521
                                                                  =======         =======         ======     =====

Deferred income taxes,
 deferred policy acquisition                                                                                                (885)
   costs and other....................................                                                                    ------

Unrealized net capital gains and losses...............                                                                    $  636
                                                                                                                          ======



     At December 31, 2000, equity securities had gross unrealized gains of $84 million and gross unrealized losses of $36 million.

Change in unrealized net capital gains and losses

                                                                                      Year ended December 31,
                                                                                     2001       2000         1999
                                                                                     ----       ----         ----
(in millions)

Fixed income securities.........................................................     $ 279     $1,051     $(2,045)
Equity securities...............................................................       (43)      (161)        (82)
Derivative instruments..........................................................         8         --          --
                                                                                     -----     ------     -------
   Total........................................................................       244        890      (2,127)
Deferred income taxes, deferred policy acquisition costs and other..............      (168)      (539)      1,481
                                                                                     -----     ------     -------
   Increase (decrease) in unrealized net capital gains and losses...............     $  76     $  351     $  (646)
                                                                                     =====     ======     =======


Mortgage loan impairment

         A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

         The components of impaired loans at December 31 are as follows:

                                                                                     2001    2000
                                                                                     ----    ----
(in millions)

Impaired loans
   With valuation allowances....................................................     $ 21    $ 16
   Less: valuation allowances...................................................       (5)     (2)
   Without valuation allowances.................................................        5      13
                                                                                     ----    ----
      Net carrying value of impaired loans......................................     $ 21    $ 27
                                                                                     ====    ====


     The net carrying value of impaired loans at December 31, 2001 and 2000 comprised foreclosed and delinquent loans of $12 million and $20 million, respectively, measured at the fair value of the collateral, and restructured loans of $9 million and $7 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $1 million, $1 million and $2 million on impaired loans during 2001, 2000 and 1999, respectively, of which $1 million, $1 million and $2 million was received in cash during 2001, 2000 and 1999, respectively. The average balance of impaired loans was $27 million, $33 million and $37 million during 2001, 2000 and 1999, respectively.

     Valuation allowances for mortgage loans at December 31, 2001, 2000 and 1999, were $5 million, $5 million and $8 million, respectively. There were no direct writedowns of mortgage loan gross carrying amounts for the years ended December 31, 2001, 2000 and 1999. For the years ended December 31, 2001, 2000 and 1999, net reductions to mortgage loan valuation allowances were $300 thousand, $3 million, $2 million, respectively.

Investment concentration for commercial mortgage portfolios and other investment information

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31:


(% of commercial mortgage portfolio carrying value)

                                                      2001    2000
                                                     -----   -----
California......................................     16.9%   20.2%
Illinois........................................       7.6     7.9
Florida.........................................       7.0     7.5
Texas...........................................       7.0     5.3
New Jersey......................................       6.4     5.0
New York........................................       5.3     6.8
Pennsylvania....................................       5.3     5.5


     The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:


(% of commercial mortgage portfolio carrying value)

                                                      2001     2000
                                                      -----    -----
Office buildings.................................     34.3%    36.1%
Warehouse........................................      20.3     16.2
Retail...........................................      20.0     23.1
Apartment complex................................      18.4     17.5
Industrial.......................................       1.9      1.8
Other............................................       5.1      5.3

                                                      100.0%   100.0%

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2001, for loans that were not in foreclosure are as follows:


                                            Number     Carrying
                                           of loans      value       Percent
                                           --------    --------      -------
(in millions)

2002                                            65         $292        5.4%
2003                                            79          324         5.9
2004                                            55          321         5.9
2005                                           100          595        10.9
2006                                           128          736        13.5
Thereafter                                     621        3,182        58.4
                                            ------       ------       -----
   Total                                     1,048       $5,450      100.0%


     In 2001, $169 million of commercial mortgage loans were contractually due. Of these, 63.5% were paid as due, 25.9% were refinanced at prevailing market terms, 5.5% were foreclosed or are in the process of foreclosure, and 5.1% were in the process of refinancing or restructuring discussions.

     Included in fixed income securities are below investment grade assets totaling $2.76 billion and $1.99 billion at December 31, 2001 and 2000, respectively. The Company defines its below investment grade assets as those securities rated "Ba" or lower by external rating agencies, having an NAIC rating between 3 and 6, or a comparable internal company rating.

     At December 31, 2001, the carrying value of investments, excluding equity securities, that were non-income producing during 2001 was $20 million.

     At December 31, 2001, fixed income securities with a carrying value of $68 million were on deposit with regulatory authorities as required by law.

Securities Lending

     The Company participates in securities lending programs, primarily as an investment yield enhancement, with third parties, which mostly include large brokerage firms. At December 31, 2001 and 2000, fixed income securities with a carrying value of $964 million and $821 million, respectively, have been loaned under these agreements. In return, the Company receives cash that is subsequently invested and included in Short-term investments with an offsetting liability recorded in Other Liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral was $6 million, $2 million and $1 million, as of December 31, 2001, 2000 and 1999, respectively.

6.   Financial Instruments

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including Deferred policy acquisition costs and Reinsurance recoverables) and liabilities (including traditional life and interest-sensitive life insurance reserves and Deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as Accrued investment income and Cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Financial assets

     The carrying value and fair value of financial assets at December 31, are as follows:

(in millions)
                                                                                       2001                      2000
                                                                                       ----                      ----
                                                                             Carrying        Fair      Carrying        Fair
                                                                                Value       value         value       value
                                                                             --------       -----      --------       -----

Fixed income securities................................................       $37,226     $37,226       $32,281     $32,281
Mortgage loans.........................................................         5,450       5,588         4,351       4,447
Equity securities......................................................           201         201           473         473
Short-term investments.................................................           672         672           836         836
Policy loans...........................................................           673         673           644         644
Separate Accounts......................................................        13,587      13,587        15,298      15,298


     Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Equity securities are valued based principally on quoted market prices. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value based on quoted market prices.

Financial liabilities

         The carrying value and fair value of financial liabilities at December
31, are as follows:
(in millions)
                                                                                     2001                      2000
                                                                                     ----                      ----
                                                                            Carrying        Fair      Carrying        Fair
                                                                               value       value         value       value
                                                                            --------       -----      --------       -----
Contractholder funds on investment contracts............................     $26,615     $26,572       $22,299     $21,236
Security repurchase agreements..........................................       1,472       1,472           978         978
Separate Accounts.......................................................      13,587      13,587        15,298      15,298


     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities, immediate annuities without life contingencies, GICs and FAs are valued at the account balance less surrender charges. Market value adjusted deferred annuities' fair value is estimated to be the market adjusted surrender value. Equity-indexed deferred annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the consolidated financial statements.

     Security repurchase agreements are valued at carrying value due to their short-term nature. Separate Accounts liabilities are carried at the fair value of the underlying assets.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments

     The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

     The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2001 as follows:

                                                                                                  2001
                                                                                  -----------------------------------------------
                                                                                                          Carrying      Carrying
                                                                                    Credit       Fair      value           value
                                                                                  Exposure(1)    value     assets    (liabilities)
                                                                                  -----------    -----     -------   -------------
(in millions)
Interest rate contracts
Interest rate swap agreements....................................                $  15     $ (100)        $  15           $ (115)
Financial futures contracts......................................                    1          1             1               --
Interest rate cap and floor agreements...........................                   --          1            --                1
                                                                                 -----     ------         -----           ------
Total interest rate contracts....................................                   16       (98)            16             (114)
Equity and indexed contracts
Options, financial futures, and warrants.........................                   16         12            16               (4)
Foreign currency contracts
Foreign currency swap agreements.................................                   26         28            26                2
Embedded derivative financial instruments
Conversion options in fixed income securities....................                  173        173           173               --
Equity-indexed options in life and annuity contracts.............                   --         --            --               --
Forward starting options in annuity contracts....................                   --         --            --               --
Put options in variable contracts................................                   --         --            --               --
                                                                                 -----     ------         -----           ------
Total embedded derivative financial instruments..................                  173        173           173               --
Other derivative financial instruments
Synthetic guaranteed investment contracts........................                   --         --            --               --
Reinsurance of guaranteed minimum income annuitization options in                   --         12            12               --
   variable contracts............................................
Forward contracts for TBA mortgage securities....................                    7          7             7               --
Credit default swaps.............................................                   --         --            --               --
                                                                                 -----     ------         -----           ------
Total other derivative financial instruments.....................                    7         19            19               --

Total derivative financial instruments...........................                $ 238     $  134         $ 250           $ (116)
                                                                                 =====     ======         =====           ======




-----------

(1) Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2000 as follows:

                                                                                                  2000
                                                                                  -----------------------------------------------
                                                                                                          Carrying      Carrying
                                                                                    Credit       Fair      value           value
                                                                                  Exposure(1)    value     assets    (liabilities)
                                                                                  -----------    -----     -------   -------------
(in millions)
Interest rate contracts
Interest rate swap agreements.....................................                  $16     $(48)           $1           $(66)
Financial futures contracts.......................................                   --        --            3             (1)
Interest rate cap and floor agreements............................                    2         2            1              1

Total interest rate contracts.....................................                   18      (46)            5            (66)
Equity and indexed contracts
Options, warrants, and financial futures..........................                   17         9           18             (9)
Foreign currency contracts
Foreign currency swap agreements..................................                    3        32           --              --
Embedded derivative financial instruments(2)
Conversion options in fixed income securities.....................                  N/A       N/A          N/A             N/A
Equity-indexed options in life and annuity Contracts..............                  N/A       N/A          N/A             N/A
Forward starting options in annuity contracts.....................                  N/A       N/A          N/A             N/A
Put options in variable contracts.................................                  N/A       N/A          N/A             N/A

Total embedded derivative financial instruments...................                  N/A       N/A          N/A             N/A
Other derivative financial instruments(2)
Synthetic guaranteed investment contracts.........................                  N/A       N/A          N/A             N/A
Reinsurance of guaranteed minimum income annuitization options in                   N/A       N/A          N/A             N/A
   variable contracts.............................................
Forward contracts for TBA mortgage securities.....................                  N/A       N/A          N/A             N/A

Total other derivative financial instruments......................                  N/A       N/A          N/A             N/A
Total derivative financial instruments............................                  $38      $(5)          $23           $(75)



-----------

(1) Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

(2) In 2000, in accordance with existing accounting policies, certain derivative financial instruments were not reflected within the consolidated financial statements or in the case of embedded derivative financial instruments, were reflected in the consolidated financial statements but were not separately identified and adjusted to fair value. Such instruments are denoted as being not applicable ("N/A").

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company utilizes master netting agreements for all over-the-counter derivative transactions. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of certain of these agreements, collateral is either pledged or obtained when certain predetermined exposure limits will be exceeded. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Fair value, which is equal to carrying value in 2001, is the estimated amount that the Company would receive (pay) to terminate or assign the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer and exchange quotes. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources or widely accepted pricing and valuation models which utilize independent third party data as inputs.

     The contract or notional amount is specified in the contract and is utilized to calculate the exchange of contractual payments under the agreement.

     Interest rate swap agreements involve the exchange, at specified intervals, of contractual interest payments calculated based on a notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities. Master netting agreements are used to minimize credit risk.

     Financial futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes these contracts to manage its market risk related to fixed income securities, certain annuity contracts and forecasted purchases and sales. These contracts are used to reduce interest rate risk related to forecasted transactions pertaining to identified transactions that are probable to occur and are generally completed within one year. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins. The Company has pledged $20 million of securities on deposit as collateral at December 31, 2001.

     Interest rate cap and floor agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management. Master netting agreements are utilized to minimize credit risk.

     Indexed option contracts and indexed financial futures provide returns based on a specified index applied to the instrument's notional amount. The Company utilizes these instruments to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk.

     Warrants provide the right to purchase issues of debt or common stock at predetermined prices. Stock warrants are generally received in connection with the purchase of debt or preferred stock instruments or upon initiation of certain goods and services arrangements.

     Foreign currency swaps involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The Company enters into these agreements primarily to manage the currency risk associated with investing in securities and issuing obligations that are denominated in foreign currencies. Where required, counterparties post collateral to minimize credit risk. Counterparties have pledged to the Company $14 million of securities on deposit as collateral at December 31, 2001.

     Embedded derivative financial instruments subject to bifurcation include conversion options in fixed income securities, equity-indexed options in life and annuity contracts, forward starting options in annuity contracts and put options in certain variable contracts.

     Other derivative financial instruments. The Company markets synthetic guaranteed investment contracts, which are considered derivative financial instruments. The Company has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts. The Company enters into forward contracts to purchase highly liquid TBA mortgage securities. Certain of these contracts are considered derivatives. Credit default swaps provide for the payment of fees as compensation for the agreement to exchange credit risk, depending on the nature or occurrence of credit events relating to the referenced entities. The Company may enter into credit default swaps to enhance yields while managing credit risk exposure.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges is generally offset by the change in the value of the related assets and liabilities.

     The Company reclassified pretax gains of $1 million from Accumulated other comprehensive income to Net investment income during 2001. This amount was included in the transition adjustment affecting Accumulated other comprehensive income during the initial application of the statements. Of the amounts recorded in Accumulated other comprehensive income at December 31, 2001, the Company expects to reclassify an estimated $312 thousand of pretax net losses to Net income (related to cash flow hedges) during the next year. Amounts released from Accumulated other comprehensive income are matched together in Net income with the results of the hedged risk. As of December 31, 2001, the Company did not terminate any hedge of a forecasted transaction because it was probable that the forecasted transaction would not occur. Therefore, no gains or losses were reclassified from Accumulated other comprehensive income to Realized capital gains and losses related thereto.

Off-balance-sheet financial instruments

     A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

(in millions)
                                                                        2001                       2000
                                                                        ----                       ----
                                                             Contractual      Fair      Contractual      Fair
                                                                  amount     value           amount     value


Commitments to invest                                                $49        --              $34        --
Commitments to purchase private placement securities                 119        --              104        --
Commitments to extend mortgage loans                                  32        --              191         2
Financial guarantees                                                  --        --                3         1
Credit guarantees                                                     49       (2)               49       (2)


     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

     Commitments to purchase private placement securities represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made, as the terms and conditions of the underlying private placement securities are not yet final.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have fixed expiration dates or other termination clauses. The fair value of these commitments are estimated based upon discounted contractual cash flows, adjusted for changes in current rates at which loans would be made to borrowers with similar credit risk using similar properties as collateral.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of a debtor. The Company enters into these agreements primarily to provide financial support for certain companies in which the Company is an equity investor. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees.

     Credit guarantees represent conditional commitments included in certain fixed income securities owned by the Company. These commitments provide for obligations to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of credit events for the referenced entities. The Company enters into these transactions in order to achieve higher yields than direct investment in referenced entities. The fees for assuming the conditional commitments are reflected in the interest receipts reported in Net investment income over the lives of the contracts. The fair value of the credit guarantees are estimates of the conditional commitments only and are calculated using quoted market prices or valuation models, which incorporate external market data.

     In the event of bankruptcy or other default of the referenced entities, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is the fair value of the subject fixed income securities, which totaled $47 million at December 31, 2001. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current to their contractual terms at December 31, 2001.

7.   Deferred Policy Acquisition Costs

     Deferred policy acquisition costs for the years ended December 31, are as follows:

(in millions)

                                                                                   2001       2000       1999
                                                                                   ----       ----       ----


Balance, beginning of year                                                       $2,926     $2,675     $2,181
Acquisition costs deferred                                                          637        797        630
Amortization charged to income                                                     (365)      (418)      (367)
Effect of unrealized gains and losses                                              (201)      (128)       231
                                                                                 ------     ------     ------
Balance, end of year                                                             $2,997     $2,926     $2,675
                                                                                 ======     ======     ======



8.   Reserve for Life-Contingent Contract Benefits and Contractholder Funds

     At December 31, the Reserve for life-contingent contract benefits consists of the following:

(in millions)
                                                                                              2001       2000
                                                                                              ----       ----
Immediate annuities:
   Structured settlement annuities                                                          $5,024     $4,811
   Other immediate annuities                                                                 1,870      1,629
Traditional life                                                                             1,567      1,418
Other                                                                                          171        142
                                                                                            ------     ------
   Total Reserve for life-contingent contract benefits                                      $8,632     $8,000
                                                                                            ======     ======


     The assumptions for mortality generally utilized in calculating reserves include the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 5.5% to 11.7% for structured settlement annuities; 2.0% to 11.5% for other immediate annuities; and 4.0% to 11.3% for traditional life. Other estimation methods include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for the structured settlement annuity business and for certain immediate annuities with life contingencies. A liability of $212 million and $290 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 2001 and 2000, respectively.


     At December 31, Contractholder funds are as follows:

(in millions)
                                                          2001        2000
                                                          ----        ----
Interest-sensitive life                                $ 5,734     $ 5,422
Fixed annuities:
   Immediate annuities                                   2,293       1,954
   Deferred annuities                                   16,596      14,537
Guaranteed investment contracts                          2,279       2,588
Funding agreements (non-putable)                         3,557       1,585
Funding agreements (putable/callable)                    1,750       1,515
Other investment contracts                                  92          75
                                                       -------     -------
   Total contractholder funds                          $32,301     $27,676
                                                       =======     =======


     Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Interest rates credited range from 3.4% to 8.0% for interest-sensitive life contracts; 3.2% to 10.0% for immediate annuities; 0.0% to 12.0% for deferred annuities (which include equity-indexed annuities that are hedged (see
Note 2 and Note 6)); 4.9% to 8.5% for guaranteed investment contracts; 2.0% to 5.9% for funding agreements; and 2.0% to 5.7% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 25.9% of deferred annuities are subject to a market value adjustment.

     Contractholder funds include FAs sold to Special Purpose Entities ("SPEs") issuing medium-term notes. The SPEs, Allstate Life Funding, LLC and Allstate Financial Global Funding, LLC are used exclusively for the Company's FAs supporting medium-term note programs. The assets and liabilities of Allstate Life Funding, LLC are included on the Consolidated statements of financial position. The Company classifies the medium-term notes issued by Allstate Life Funding, LLC as Contractholder funds, using similar accounting treatment as its other investment contracts. The assets and liabilities of Allstate Financial Global Funding, LLC are not included on the Consolidated statements of financial position due to the existence of a sufficient equity ownership interest by unrelated third parties in this entity. The Company classifies the funding agreements issued to Allstate Financial Global Funding, LLC as Contractholder funds. The Corporation's management does not have an ownership interest in the SPEs.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Contractholder funds activity for the year ended December 31, was as follows:

(in millions)
                                                         2001        2000
                                                         ----        ----
Balance, beginning of year                            $27,676     $23,995
   Deposits                                             7,860       7,875
   Surrenders and withdrawals                          (3,211)     (3,881)
   Death benefits                                        (415)       (385)
   Interest credited to contractholders' funds          1,670       1,519
   Transfers (to)/from Separate Accounts               (1,014)     (1,356)
   Other adjustments                                     (265)        (91)
                                                      -------     -------
Balance, end of year                                  $32,301     $27,676
                                                      =======     =======




9.   Reinsurance

     The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as a direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in losses to the Company.

     The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements result in the passing of a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less commissions and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

     The Company has a coinsurance contract with Columbia, an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

     The Company has a coinsurance contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million, $29 million and $11 million in premiums from AIC for the years ended December 31, 2001, 2000 and 1999, respectively.

     The Company has a contract to assume 100% of all insurance written by Sears Life Insurance Company ("SLIC"). This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $64 million, $38 million and $14 million in premiums from SLIC for the years ended December 31, 2001, 2000 and 1999, respectively.

     On January 2, 2001, the Company acquired blocks of business from American Maturity via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company has an administrative services agreement with respect to a block of variable annuity contracts. Pursuant to the terms of the agreement, the Company provides insurance contract administration and financial services. As part of the agreement, the Company assumed via coinsurance 100% of the general account portion of these contracts (85% for business written in New York) with an aggregate account value of $32 million as of December 31, 2001. The Company paid $65 million, which was capitalized as present value of future profits and will be subsequently amortized into income over 20 years, for the right to receive future contract charges and fees on the block of variable annuity contracts, which has an aggregate account value of $795 million and $1.23 billion as of December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, the Company earned contract charges and fees assessed to contractholders' fund balances of $8 million, $17 million, and $15 million, respectively.

     The Company cedes 90%, 80% or 60% of the mortality risk on certain term life policies, depending upon the issue year and product, to a pool of eleven reinsurers that are not affiliated with the Company or the Corporation. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage. As of December 31, 2001, $138.92 billion of life insurance in force was ceded to other companies.

     The Company also has catastrophe reinsurance from three reinsurers not affiliated with the Company or the Corporation covering single events exceeding predetermined limits. The risk of reinsurance collectibility on the Company's recoverables is mitigated by an absence of high concentrations with individual reinsurers.

     The Company has a modified coinsurance contract with Alpine Indemnity Limited ("Alpine") to cede 50% of certain variable annuity business issued on or after May 1, 1999 under a distribution agreement with PNC Bank NA. The agreement is continuous but may be terminated by either party with 120 days notice.

     The Company has entered into reinsurance agreements in conjunction with the disposition of certain blocks of business.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. No single reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The effects of reinsurance on premiums and contract charges for the years ended December 31, are as follows:

(in millions)
                                                                                   2001       2000       1999
                                                                                   ----       ----       ----
Premiums and contract charges
Direct                                                                           $2,085     $2,075     $1,748
Assumed
   Affiliate                                                                         41         39         24
   Non-affiliate                                                                     64         55         30
Ceded--non affiliate                                                               (323)      (302)      (241)
                                                                                 ------     ------     ------
   Premiums and contract charges, net of reinsurance                             $1,867     $1,867     $1,561
                                                                                 ======     ======     ======




     The effects of reinsurance on contract benefits for the years ended
December 31, are as follows:

(in millions)
                                                                                   2001       2000       1999
                                                                                   ----       ----       ----
Contract Benefits
Direct                                                                           $1,693     $1,633     $1,382
Assumed
   Affiliate                                                                         36         29         23
   Non-affiliate                                                                     33         20          7
Ceded--non affiliate                                                               (277)      (243)      (161)
                                                                                 ------     ------     ------
   Contract benefits, net of reinsurance                                         $1,485     $1,439     $1,251
                                                                                 ======     ======     ======


     Reinsurance recoverables in the Company's consolidated statements of financial position were $950 million and $614 million, at December 31, 2001 and 2000, respectively. The reinsurance recoverable and reinsurance payable balances pertaining to related party reinsurance agreements were not material at December 31, 2001 and 2000, respectively.

10.  Commitments and Contingent Liabilities

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $3 million, $1 million and $11 million in 2001, 2000 and 1999, respectively.

     Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2001 are as follows:


(in millions)

2002                                    $1.5
2003                                     0.5
2004                                      --
2005                                      --
Thereafter                                --
                                        ----
                                        $2.0
                                        ====

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Regulations and legal proceedings

     The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     The Company is defending various lawsuits involving sales practices such as breach of contract, licensing and other business conduct. One statewide class action alleges that the Company violated Florida insurance statutes in the sales of credit insurance. The judge has granted a partial summary judgment against the Company, however, damages have not yet been determined. The Company is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Guaranty Funds

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

11.  Income Taxes

     ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Certain domestic subsidiaries are not eligible to join in the consolidated federal income tax return and file a separate tax return.

     Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The components of the deferred income tax assets and liabilities at December 31, are as follows:

(in millions)
                                                         2001        2000
                                                         ----        ----
Deferred assets
Life and annuity reserves............................  $   533     $   603
Other assets.........................................      116          66
                                                          ----        ----
   Total deferred assets.............................      649         669
Deferred liabilities
Deferred policy acquisition costs....................     (846)       (819)
Unrealized net capital gains.........................     (343)       (301)
Other liabilities....................................      (29)        (54)

   Total deferred liabilities........................   (1,218)     (1,174)

   Net deferred liability............................  $ (569)     $  (505)



     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved. The Company had established valuation allowances for deferred tax assets of an international operation, due to a lack of evidence that such assets would be realized. The valuation allowance reducing deferred tax assets was $2 million at December 31, 2000. During 2001, the $2 million valuation allowance was released as the entire amount held related to the Company's holdings in its subsidiary, Pt Asuransi Jiwa Allstate, Indonesia, which was sold on June 29, 2001.

     The components of income tax expense for the year ended December 31, are as follows:

(in millions)
                                                        2001    2000    1999
                                                        ----    ----    ----

Current................................................ $156    $116    $195
Deferred...............................................   23     125      71
                                                        ----    ----    ----
   Total income tax expense............................ $179    $241    $266
                                                        ====    ====    ====


     The Company paid income taxes of $116 million, $168 million and $197 million in 2001, 2000 and 1999, respectively. The Company had a current income tax liability of $21 million at December 31, 2001 and a current income tax asset of $16 million at December 31, 2000.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

9in millions)
                                                        2001    2000    1999
                                                        ----    ----    ----

Statutory federal income tax rate..................... 35.0%   35.0%   35.0%
Dividends received deduction.......................... (2.4)   (1.9)   (1.3)
Other................................................. (0.2)     0.8     0.8
                                                       -----   -----   -----
Effective income tax rate............................. 32.4%   33.9%   34.5%


     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2001, approximately $94 million, will result in federal income taxes payable of $33 million if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Preferred stock

     The Company has issued two series of non-voting, redeemable preferred stock. Redeemable preferred stock--Series A was issued to Northbrook Corporation, a subsidiary of AIC, while Redeemable preferred stock--Series B was issued directly to AIC. Both series of preferred stock are redeemable at the option of the Company at any time five years after the issuance date at a price of $100 per share plus cumulative accrued and unpaid dividends. If the Company is liquidated or dissolved, holders of the preferred stock will be entitled to payments of $100 per share plus cumulative accrued and unpaid dividends.

     For Redeemable preferred stock--Series A, the Company's Board of Directors declares and pays a cash dividend from time to time, but not more frequently than quarterly. The dividend is based on the three month LIBOR rate. Dividends of $5 million, $5 million and $4 million were paid during 2001, 2000, and 1999, respectively. There were no accrued and unpaid dividends for Series A preferred stock at December 31, 2001.

     Redeemable preferred stock--Series A subscriptions receivable resulted from the Company's issuance of additional shares to Northbrook Corporation in return for $14 million in cash, which was received on January 14, 2002.

     For Redeemable preferred stock--Series B, cash dividends of 6.9% per annum were payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends of $8 million were paid annually in 2001, 2000 and 1999, respectively.

     On December 28, 2001 AIC made a capital contribution to ALIC of all of the issued and outstanding ALIC Redeemable preferred stock--Series B, resulting in an increase in Additional capital paid-in of $117 million.


13.  Statutory Financial Information

     The following table reconciles consolidated Net income for the year ended December 31, and consolidated Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of ALIC and its subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

(in millions)
                                                                Net income        Shareholder's equity
                                                                ----------        --------------------
                                                             2001    2000    1999       2001       2000
                                                             ----    ----    ----       ----       ----
Balance per GAAP............................................ $368    $470    $504     $5,397     $5,125
Undistributed net income of certain subsidiaries............    7       2       2         --         --
Unrealized gain/loss on fixed income securities.............   --      --      --     (1,508)    (1,280)
Deferred policy acquisition costs........................... (291)   (368)   (262)    (2,997)    (2,926)
Deferred income taxes.......................................   18      30     104      1,055        505
Employee benefits...........................................    8     (1)       1        (17)       (34)
Reserves and non-admitted assets............................  112     205     (72)       743      3,658
Separate Accounts...........................................   --      --      --        141     (2,513)
Other.......................................................    5      13      27        (79)        46
                                                             ----    ----    ----     ------     ------
Balance per statutory accounting practices.................. $227    $351    $304     $2,735     $2,581
                                                             ====    ====    ====     ======     ======

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     ALIC and each of its subsidiaries prepares their statutory financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     Beginning in 2001, all states required domiciled insurance companies to prepare statutory-basis financial statements in accordance with NAIC Accounting Practices and Procedures Manual--Version effective January 1, 2001 ("Codification") subject to any deviations prescribed or permitted by the applicable state of domicile's insurance commissioner.

     Accounting changes adopted to conform to the provisions of Codification are reported as changes in accounting principles in the statutory-basis financial statements for 2001. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The adoption of Codification increased the surplus of ALIC by $81 million effective January 1, 2001. The increase is primarily a result of the requirement to recognize net statutory deferred tax assets for temporary differences reversing within the succeeding twelve-month period. Two of the Company's subsidiaries are domiciled in the State of New York, which chose not to adopt Statement of Statutory Accounting Principle No. 10, Income Taxes. As a result, the Company's total surplus does not reflect deferred taxes of the New York domiciled subsidiaries. Statutory surplus on the basis of Codification would have increased $3 million had the Company recorded deferred tax assets for the New York domiciled subsidiaries.

Dividends

     The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

     In the twelve month period beginning January 1, 2001, ALIC paid dividends of $172 million. This was less than the maximum amount allowed under Illinois insurance law without the approval of the Illinois Department of Insurance ("IL Department") based on 2000 formula amounts. Based on 2001 ALIC statutory net income, the maximum amount of dividends ALIC will be able to pay without prior IL Department approval at a given point in time during 2002 is $273 million, less dividends paid during the preceding twelve months measured at that point in time.

Risk-based capital

     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December, 31 2001, RBC for each of the Company's domestic insurance subsidiaries was significantly above levels that would require regulatory action.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  Benefit Plans

Pension and other postretirement plans

     Defined benefit pension plans, sponsored by AIC, cover most domestic full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. AIC's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The allocated benefit to the Company included in net income was $1 million for the pension plans in 2001, 2000 and 1999.

     AIC also provides certain health care and life insurance benefits for employees when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's postretirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $5 million, $3 million and $1 million for postretirement benefits other than pension plans in 2001, 2000 and 1999, respectively.

Profit sharing plans

     Employees of AIC are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance.

     The Company's allocation of profit sharing expense from the Corporation was $5 million, $4 million, and $4 million in 2001, 2000 and 1999, respectively.

15.  Business Segments

     ALIC's management is organized around products and services, and this structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Retail

     The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. See Note 1 for discussion of the Retail segment's products and distribution channels. The Company evaluates the results of this segment based upon invested asset growth, face amounts of policies inforce and Net Income.

Structured Financial Products

     The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. See Note 1 for discussion of the Structured Financial Products segment's products and distribution channels. The Company evaluates the results of this segment based upon statutory premiums and deposits and Net Income.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Summarized revenue data for each of the Company's business segments for the years ended December 31, are as follows:

(in millions)
                                                                                 2001       2000       1999
                                                                                 ----       ----       ----
Revenues
Retail
Premiums and contract charges..................................................$ 1,510     $1,449     $1,306
Net investment income..........................................................  1,705      1,556      1,342
Realized capital gains and losses..............................................   (140)       (20)       162
                                                                               -------     ------     ------
   Total Retail................................................................  3,075      2,985      2,810
                                                                               -------     ------     ------
Structured Financial Products
Premiums and contract charges..................................................    357        418        255
Net investment income..........................................................  1,134      1,033        897
Realized capital gains and losses..............................................    (73)        (6)        30
                                                                               -------     ------     ------
   Total Structured Financial Products.........................................  1,418      1,445      1,182
                                                                               -------     ------     ------
      Consolidated Revenues....................................................$ 4,493     $4,430     $3,992
                                                                               =======     ======     ======



     Summarized financial performance data for each of the Company's business segments for the years ended December 31, are as follows:

(in millions)
                                                                                    2001       2000       1999
                                                                                    ----       ----       ----
Income from operations before income taxes and other items
Retail
Premiums and contract charges.....................................................$1,510     $1,449     $1,306
Net investment income............................................................. 1,705      1,556      1,342
Realized capital gains and losses.................................................  (140)       (20)       162
Contract benefits.................................................................   706        606        598
Interest credited to contractholders' funds....................................... 1,165      1,075        869
Amortization of deferred policy acquisition costs.................................   360        414        365
Operating costs and expenses......................................................   371        299        313
Loss on disposition of operations.................................................    (4)        --         --
                                                                                  ------     ------     ------
   Retail income from operations before income taxes and other items..............   469        591        665
                                                                                  ------     ------     ------
Structured Financial Products
Premiums and contract charges.....................................................   357        418        255
Net investment income............................................................. 1,134      1,033        897
Realized capital gains and losses.................................................   (73)        (6)        30
Contract benefits.................................................................   779        833        653
Interest credited to contractholders' funds.......................................   505        444        391
Amortization of deferred policy acquisition costs.................................     5          4          2
Operating costs and expenses......................................................    45         44         31
                                                                                  ------     ------     ------
   Structured Financial Products income from operations before
     income taxes and other items.................................................    84        120        105
                                                                                  ------     ------     ------
      Consolidated income from operations before income taxes and other items.....$  553     $  711     $  770
                                                                                  ======     ======     ======


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31, are as follows:

(in millions)
                                                                                  2001    2000    1999
                                                                                  ----    ----    ----
Amortization of deferred policy acquisition costs
Retail..........................................................................  $360    $414    $365
Structured Financial Products...................................................     5       4       2
                                                                                  ----    ----    ----
   Consolidated.................................................................  $365    $418    $367
                                                                                  ----    ----    ----
Income tax expense
Retail..........................................................................  $151    $200    $231
Structured Financial Products...................................................    28      41      35
                                                                                  ----    ----    ----
   Consolidated.................................................................  $179    $241    $266
                                                                                  ====    ====    ====



     Summarized data for total assets and investments for each of the Company's reportable segments as of December 31, are as follows:

(in millions)
                                                                                    2001        2000        1999
                                                                                    ----        ----        ----
Assets
Retail.......................................................................... $44,041     $41,729     $37,067
Structured Financial Products...................................................  18,581      16,462      13,380
                                                                                 -------     -------     -------
   Consolidated................................................................. $62,622     $58,191     $50,447
                                                                                 -------     -------     -------


Investments
Retail.......................................................................... $26,398     $23,331     $20,640
Structured Financial Products...................................................  17,899      15,289      12,239
                                                                                 -------     -------     -------
   Consolidated................................................................. $44,297     $38,620     $32,879
                                                                                 =======     =======     =======


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.  Other Comprehensive Income

     The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

(in millions)                                       2001                          2000                           1999
                                                    ----                          ----                           ----
                                                                After-                      After-                      After-
                                           Pretax       Tax      tax      Pretax     Tax      tax     Pretax     Tax     tax
                                           ------       ---     ------    ------     ----   ------    ------     ----   ------
Unrealized net capital gains and
   losses and net losses on
   derivative financial instruments:
   Unrealized holding gains (losses)       $ (115)    $ 40      $ (75)      $550     $(192)    $358     $ (814)    $285    $(529)
      arising during the period......
   Less: reclassification adjustments        (238)      83       (155)        10        (3)       7        180      (63)     117

Unrealized net capital gains and              123      (43)        80        540      (189)     351       (994)     348     (646)
   losses............................
   Cumulative effect of change in              (1)      --         (1)        --        --       --         --      --        --
      accounting for derivative
      financial instruments..........
   Net losses on derivative financial          (1)      --         (1)        --        --       --         --      --        --
      instruments arising during the
      period.........................
   Less: reclassification adjustments           4       (2)         2         --        --       --         --      --        --
      for derivative financial
      instruments....................
                                           ------    -----      -----       ----     -----     ----     ------     ----     -----
Net losses on derivative financial             (6)       2         (4)        --        --       --         --      --        --
   instruments.......................
                                           ------    -----      -----       ----     -----     ----     ------     ----     -----
Unrealized net capital gains and              117      (41)        76        540      (189)     351       (994)     348     (646)
   losses and net losses on
   derivative financial instruments:.
Unrealized foreign currency                     3       (1)         2         (3)        1       (2)         2       (1)       1
   translation adjustments
                                           ------    -----      -----       ----     -----     ----     ------     ----    -----
Other comprehensive income...........      $  120    $ (42)     $  78       $537     $(188)    $349     $ (992)    $347    $(645)
                                           ======    =====      =====       ====     =====     ====     ======     ====    =====





                                      F-38


               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



17.  Quarterly Results (unaudited)

(in millions)

                                              First Quarter       Second Quarter      Third Quarter        Fourth Quarter
                                              -------------       --------------      -------------        --------------
                                             2001       2000      2001     2000      2001       2000       2001       2000
                                             ----       ----      ----     ----      ----       ----       ----       ----


Revenues.................................  $1,048     $1,086    $1,154     $998    $1,130     $1,189     $1,161     $1,157
Net Income...............................      67        127        89      104        90        147        122         92

18.  Subsequent event

     On March 28, 2002, Allstate Life paid a dividend of $44 million to AIC.

                                      F-39




INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

     We have reviewed the accompanying condensed consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of September 30, 2002, and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2002 and 2001, and the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, comprehensive income, shareholder's equity, and cash flows for the year then ended, not presented herein. In our report dated February 20, 2002 (March 28, 2002 as to Note 18), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

/s/ Deloitte & Touche LLP

Chicago, Illinois
November 12, 2002

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        Three Months Ended           Nine Months Ended
                                                                          September 30,                September 30,
                                                                     -------------------------    ------------------------
(in millions)                                                          2002           2001          2002          2001
                                                                     ----------     ----------    ----------    ----------

                                                                            (unaudited)                 (unaudited)
Revenues
Premiums                                                             $    196       $    280     $     693      $    791
Contract charges                                                          210            204           640           607
Net investment income                                                     757            715         2,209         2,122
Realized capital gains and losses                                        (161)           (70)         (278)         (189)
                                                                     --------       --------     ---------      --------
                                                                        1,002          1,129         3,264         3,331
                                                                     --------       --------     ---------      --------
Costs and expenses
Contract benefits                                                         324            393         1,060         1,136
Interest credited to contractholder funds                                 449            429         1,263         1,245
Amortization of deferred policy acquisition costs                         138             74           330           251
Operating costs and expenses                                              112            101           340           327
                                                                     --------       --------     ---------      --------
                                                                        1,023            997         2,993         2,959
Loss on disposition of operations                                           -              -             -             4
                                                                     --------       --------     ---------      --------
Income from operations before income tax (benefit) expense and
cumulative effect of change in accounting principle                       (21)           132           271           368
Income tax (benefit) expense                                              (25)            43            73           116
                                                                     --------       --------    ----------      --------
Income before cumulative effect of change in accounting
principle, after-tax                                                        4             89           198           252
                                                                     --------       --------    ----------      --------
Cumulative effect of change in accounting for derivatives and
embedded derivative financial instruments, after-tax                        -              -             -            (6)
                                                                     --------       --------    ----------      --------
Net income                                                           $      4       $     89    $      198      $    246
                                                                     ========       ========    ==========      ========



            See notes to condensed consolidated financial statements.


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                       September 30,      December 31,
                                                                                            2002               2001
                                                                                     -----------------    ---------------
(in millions, except par value data)                                                    (Unaudited)
Assets
Investments
  Fixed income securities, at fair value (amortized cost $41,305 and $35,718)        $         43,827    $       37,226
  Mortgage loans                                                                                5,671             5,450
  Equity securities, at fair value (cost $253 and $196)                                           236               201
  Short-term                                                                                    1,347               672
  Policy loans                                                                                    691               673
  Other                                                                                           196                75
                                                                                     ----------------    --------------
         Total investments                                                                     51,968            44,297
Cash                                                                                              247               130
Deferred policy acquisition costs                                                               2,865             2,997
Reinsurance recoverables, net                                                                   1,006               950
Accrued investment income                                                                         542               479
Other assets                                                                                      241               182
Separate Accounts                                                                              10,791            13,587
                                                                                     -----------------   --------------
         Total assets                                                                $         67,660    $       62,622
                                                                                     ================    ==============
Liabilities
Contractholder funds                                                                 $         37,643    $       32,301
Reserve for life-contingent contract benefits                                                   9,244             8,632
Unearned premiums                                                                                  15                 9
Payable to affiliates, net                                                                         74                74
Other liabilities and accrued expenses                                                          3,212             2,053
Deferred income taxes                                                                             655               569
Separate Accounts                                                                              10,791            13,587
                                                                                     ----------------    --------------
         Total liabilities                                                                     61,634            57,225
                                                                                     ----------------    --------------
Commitments and Contingent Liabilities (Note 3)
Shareholder's Equity
Redeemable preferred stock - series A, $100 par value, 1,500,000 shares
authorized, 1,035,610 shares issued and outstanding                                               104               104
Redeemable preferred stock - series A subscriptions receivable                                      -               (14)
Common stock, $227 par value, 23,800 shares authorized and outstanding                              5                 5
Additional capital paid-in                                                                        967               717
Retained income                                                                                 4,099             3,948
Accumulated other comprehensive income:
  Unrealized net capital gains and losses                                                         850               636
  Unrealized foreign currency translation adjustments                                               1                 1
                                                                                     ----------------    --------------
         Total accumulated other comprehensive income                                             851               637
                                                                                     ----------------    --------------
         Total shareholder's equity                                                             6,026             5,397
                                                                                     ----------------    --------------
         Total liabilities and shareholder's equity                                  $         67,660    $       62,622
                                                                                     ================    ==============


            See notes to condensed consolidated financial statements.
                                       3


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                 Nine Months Ended
                                                                                                   September 30,
(in millions)                                                                                  2002           2001
                                                                                             ----------    ------------
                                                                                                    (Unaudited)
Cash flows from operating activities
Net income                                                                                  $     198     $       246
   Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and other non-cash items                                                         (158)           (195)
   Realized capital gains and losses                                                              278             189
   Loss on disposition of operations                                                                -               4
   Cumulative effect of change in accounting for derivative and embedded derivative
   financial instruments                                                                            -               6
Interest credited to contractholder funds                                                       1,263           1,245
Changes in:
     Contract benefit and other insurance reserves                                                (33)             36
     Unearned premiums                                                                              6              29
     Deferred policy acquisition costs                                                           (154)           (213)
     Reinsurance recoverables                                                                     (60)            (85)
     Income taxes payable                                                                         (29)             61
     Other operating assets and liabilities                                                        29              45
                                                                                            ---------      ----------
         Net cash provided by operating activities                                              1,340           1,368
                                                                                            ---------      ----------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                      4,991           4,718
   Equity securities                                                                               37             357
Investment collections
   Fixed income securities                                                                      2,824           2,405
   Mortgage loans                                                                                 394             271
Investments purchases
   Fixed income securities                                                                    (12,728)        (10,250)
   Equity securities                                                                              (86)           (273)
   Mortgage loans                                                                                (558)         (1,109)
Acquisitions, net of cash received                                                                  -              66
Change in short-term investments, net                                                            (275)             57
Change in other investments, net                                                                 (133)            (47)
                                                                                            ---------      ----------
         Net cash used in investing activities                                                 (5,534)         (3,805)
                                                                                            ---------      ----------
Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock                                               14               1
Redemption of preferred stock                                                                       -              (3)
Capital contributions                                                                             250               -
Contractholder fund deposits                                                                    6,940           6,081
Contractholder fund withdrawals                                                                (2,847)         (3,522)
Dividends paid                                                                                    (46)            (77)
                                                                                            ---------      ----------
         Net cash provided by financing activities                                              4,311           2,480
                                                                                            ---------      ----------
Net increase in cash                                                                              117              43
Cash at beginning of period                                                                       130              58
                                                                                            ---------      ----------
Cash at end of period                                                                       $     247      $      101
                                                                                            =========      ==========

            See notes to condensed consolidated financial statements.

                                       4

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. Basis of Presentation

     The accompanying condensed consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC"), and its wholly owned subsidiaries (together with ALIC, the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

     The condensed consolidated financial statements and notes as of September 30, 2002, and for the three-month and nine-month periods ended September 30, 2002 and 2001, are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2001, included in the Form 10 filed April 24, 2002. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

     To conform with the 2002 and year-end 2001 presentations, certain amounts in the prior year's condensed consolidated financial statements have been reclassified. Non-cash transactions of $217 million have been excluded from prior period investment purchases and sales on the Condensed Consolidated Statements of Cash Flows to conform to the current period presentation.

     Non-cash investment exchanges, primarily refinancings of fixed income securities and mergers completed with equity securities, totaled $90 million and $130 million for the nine months ended September 30, 2002 and 2001, respectively.

New accounting standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. The Company adopted SFAS No. 142 effective January 1, 2002 and as a result, the Company's 2001 results do not reflect the impact of the non-amortization provisions of SFAS No. 142. Had the Company adopted the non-amortization provisions on January 1, 2001, the impact would have been immaterial to Net income (unamortized goodwill totaled $8 million at September 30, 2002). During the second quarter of 2002, the Company completed the initial goodwill impairment test required by SFAS No. 142 and concluded that goodwill was not impaired. The Company utilized several widely accepted valuation techniques, including discounted cash flow and market multiple and trading analyses, to estimate the fair value of its acquired businesses.

Pending accounting standard

     On July 31, 2002, the American Institute of Certified Public Accountants issued an exposure draft Statement of Position ("SOP") entitled "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". The accounting guidance contained in the proposed SOP applies to several of the Company's products and product features. The proposed effective date of the SOP is fiscal years beginning after December 15, 2003, with earlier adoption encouraged. Initial application should be as of the beginning of the fiscal year; therefore, if adopted during an interim period of 2003, prior interim periods should be restated. Most provisions of the proposed SOP will have a minimal impact to the Company. With respect to guaranteed minimum income benefits (contract features that guarantee a minimum amount for annuitization), the Company's policy of not recognizing any liability during the accumulation phase is consistent with the SOP. However, a provision that requires the establishment of a liability in addition to the account

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

balance for contracts that contain death or other insurance benefits which are not currently recognized as a liability by the Company may have a material impact on the condensed consolidated statement of operations depending on the market conditions at the time of adoption. Contracts that would be affected by this provision of the SOP are those that specify that the amounts assessed against the contractholder each period for the insurance benefit feature are not proportionate to the insurance coverage provided for the period. These contract provisions are commonly referred to as guaranteed minimum death benefits.

2.   Reinsurance

     The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company also cedes a portion of the mortality risk on certain term life policies to a pool of reinsurers. The Company continues to have primary liability as the direct insurer for risks reinsured. The Company follows a comprehensive evaluation process involving credit scoring and capacity to select reinsurers. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of reserves for contract benefits. Failure of reinsurers to honor their obligations could result in losses to the Company.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. No single reinsurer had a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

     The effects of reinsurance on premiums and contract charges are as follows:

                                                                   Three Months Ended             Nine Months Ended
                                                                      September 30,                 September 30,
                                                                --------------------------    ---------------------------
(in millions)                                                      2002           2001           2002            2001
                                                                -----------    -----------    -----------     -----------
Premiums and Contract charges
Direct premiums                                                 $     271      $     333      $     900       $     930
Assumed
  Affiliate                                                             7             11             25              33
  Non-affiliate                                                        19             16             56              45
Ceded - non-affiliate                                                (101)           (80)          (288)           (217)
                                                                ---------      ---------      ---------       ---------
     Premiums net of reinsurance                                      196            280            693             791
Direct contract charges                                               208            200            631             594
Assumed
  Affiliate                                                             1              2              5               6
  Non-affiliate                                                         1              2              4               7
                                                                ---------      ---------      ---------       ---------
     Contract charges net of reinsurance                              210            204            640             607
                                                                ---------      ---------      ---------       ---------
     Premiums and contract charges, net of reinsurance          $     406      $     484      $   1,333       $   1,398
                                                                =========      =========      =========       =========

                                       6

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

     The effects of reinsurance on contract benefits are as follows:

                                                                   Three Months Ended             Nine Months Ended
                                                                      September 30,                 September 30,
                                                                --------------------------     -------------------------
(in millions)                                                      2002           2001            2002          2001
                                                                -----------    -----------     -----------   -----------
Contract Benefits
Direct                                                          $     405      $    458       $   1,303     $   1,289
Assumed
  Affiliate                                                             4            12              13            31
  Non-affiliate                                                         8            10              28            24
Ceded - non-affiliate                                                 (93)          (87)           (284)         (208)
                                                                ---------      --------       ---------     ---------
     Contract benefits, net of reinsurance                      $     324      $    393       $   1,060     $   1,136
                                                                =========      ========       =========     =========


3.   Commitments and Contingent Liabilities

Regulations and legal proceedings

     The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     The Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, the outcome of some legal proceedings that involve AIC regarding the Allstate agencies may have an impact on the Company.

     AIC is defending various lawsuits involving worker classification issues. Examples of these lawsuits include a number of putative class actions challenging the overtime exemption claimed by AIC under the Fair Labor Standards Act or state wage and hour laws. These class actions mirror similar lawsuits filed recently against other carriers in the industry and other employers. Another example involves the worker classification of staff working in agencies. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act ("ERISA") and the Racketeer Influenced and Corrupt Organizations Act alleging that agency secretaries were terminated as employees by AIC and rehired by agencies though outside staffing vendors for the purpose of avoiding the payment of employee benefits. A putative nationwide class action filed by former employee agents also includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. AIC has been vigorously defending these and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

     In addition, on August 6, 2002 a petition was filed with the National Labor Relations Board ("NLRB") by the United Exclusive Allstate Agents, Office and Professional Employees International Union, seeking certification as the collective bargaining representative of all Allstate agents in the United States. AIC is opposing the petition on a number of grounds, including that the agents are independent contractors and, therefore, the NLRB lacks jurisdiction over the issue. The outcome is currently uncertain.

     AIC is also defending certain matters relating to its agency program reorganization announced in 1999. These matters include an investigation by the U.S. Department of Labor and a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") with respect to allegations of

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

retaliation under the Age Discrimination in Employment Act, the Americans with Disabilities Act and Title VII of the Civil Rights Act of 1964. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, breach of contract and age discrimination. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending various lawsuits that allege that it engaged in business or sales practices inconsistent with state or federal law. The Company has been vigorously defending these lawsuits, but their outcome is currently uncertain. The court has approved a settlement, which is not material, in a previously reported, statewide class action that alleged that the Company violated insurance statutes in the sale of credit insurance.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation based on a variety of issues, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


4.   Business Segments

     Summarized financial performance data for each of the Company's reportable segments for the three months and nine months ended September 30 are as follows:

                                                                          Three Months Ended            Nine Months Ended
                                                                             September 30,                September 30,
                                                                       --------------------------    -------------------------
(in millions)                                                            2002           2001           2002           2001
                                                                       ----------    ------------    ----------    -----------

Income from operations before income taxes and cumulative effect of change in accounting principle
Retail
Premiums and contract charges                                          $    358     $       382    $    1,086    $     1,121
Net investment income                                                       465             425         1,358          1,268
Realized capital gains and losses                                           (76)            (47)         (159)          (118)
                                                                       --------     -----------    ----------    -----------
  Total Retail revenues                                                     747             760         2,285          2,271
Contract benefits                                                           158             191           475            545
Interest credited to contractholder funds                                   331             293           928            853
Amortization of deferred policy acquisition costs                           137              74           327            248
Operating costs and expenses                                                101              90           303            295
Loss on disposition of operations                                             -               -             -              4
                                                                       ---------    ------------    ---------    -----------
   Retail income from operations before income taxes and cumulative
   effect of change in accounting principle                                  20             112           252            326
                                                                       --------     -----------     ---------    -----------

Structured Financial Products
Premiums and contract charges                                                48             102           247            277
Net investment income                                                       292             290           851            854
Realized capital gains and losses                                           (85)            (23)         (119)           (71)
                                                                       --------     -----------     ---------    -----------
  Total Structured Financial Products revenues                              255             369           979          1,060
Contract benefits                                                           166             202           585            591
Interest credited to contractholder funds                                   118             136           335            392
Amortization of deferred policy acquisition costs                             1               -             3              3
Operating costs and expenses                                                 11              11            37             32
                                                                       --------     -----------     ---------    -----------
   Structured Financial Products income from operations before income taxes and cumulative effect of change in accounting
   principle                                                                (41)             20            19             42
                                                                       --------     -----------     ---------    -----------
     Consolidated income from operations before income taxes and
     cumulative effect of change in accounting principle               $    (21)    $       132     $     271    $       368
                                                                       ========     ===========     =========    ===========


                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


5.   Other Comprehensive Income

     The components of other comprehensive income on a pretax and after-tax basis are as follows:

(in millions)                                                                    Three Months Ended September 30,
                                                                               2002                             2001
                                                                  -------------------------------   ------------------------------
                                                                    Pre-                 After-      Pre-                 After-
                                                                    tax         Tax        tax       tax        Tax         tax
                                                                  ---------   --------   --------   -------    -------    --------
Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments:
Unrealized holding gains  arising during the period               $     103   $   (36)   $     67   $   36     $   (12)   $    24
Less: reclassification adjustments                                     (176)       61        (115)     (78)         27        (51)
                                                                  ---------   -------    --------   ------     -------    -------
Unrealized net capital gains                                            279       (97)        182      114         (39)        75
   Net losses on derivative financial instruments arising
   during the period                                                     (1)        -          (1)      (1)          -         (1)
  Less: reclassification adjustments                                      -         -           -        1           -          1
                                                                  ---------   -------    --------   ------     -------    -------

Net losses on derivative financial instruments                           (1)        -          (1)      (2)          -         (2)
                                                                  ---------   -------   --------   ------     -------    --------

Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments                              278       (97)       181       112        (39)         73
Unrealized foreign currency translation adjustments                       -         -          -         -          -           -
                                                                  ---------   -------   --------   -------    -------    --------

Other comprehensive income                                        $     278   $   (97)       181   $   112    $   (39)         73
                                                                  =========   =======              =======    ========
Net income                                                                                     4                               90
                                                                                         --------                        --------
Comprehensive income                                                                     $   185                         $    163
                                                                                         ========                        ========


                                       10

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



(in millions)                                                                     Nine Months Ended September 30,
                                                                               2002                             2001
                                                                  -------------------------------   ------------------------------
                                                                    Pre-                 After-      Pre-                 After-
                                                                    tax         Tax        tax       tax        Tax        tax
                                                                  ---------   --------   --------   -------    -------    --------
Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments:

Unrealized holding gains arising during the period                $       23   $     (8)  $     15   $    75   $   (26)  $     49
Less: reclassification adjustments                                      (310)       108       (202)     (198)       69       (129)
                                                                  ----------   --------   --------   -------   -------   --------
Unrealized net capital gains                                             333       (116)       217       273       (95)       178
   Cumulative effect of change in accounting for
   derivative and embedded derivative financial instruments                -          -          -        (1)        -         (1)
   Net (losses) gains on derivative financial instruments
   arising during the period                                              (4)         1         (3)        3        (1)         2
  Less: reclassification adjustments                                       -          -          -         4        (1)         3
                                                                  ----------   --------   --------   -------   -------   --------
Net losses on derivative financial instruments                            (4)         1         (3)       (2)        -         (2)
                                                                  ----------   --------   --------   -------   -------   --------

Unrealized net capital gains and losses and net gains and
losses on derivative financial instruments                               329       (115)       214       271       (95)       176
Unrealized foreign currency translation adjustments                        -          -          -         3        (1)         2
                                                                  ----------   --------   --------   -------   -------   --------
Other comprehensive income                                        $      329   $   (115)       214   $   274   $   (96)       178
                                                                  ==========   ========              =======   =======
Net income                                                                                     198                            246
                                                                                          --------                       --------
Comprehensive income                                                                      $    412                       $    424
                                                                                          ========                       ========


------------------------------------------------------------------------------
       NORTHBROOK LIFE
       VARIABLE LIFE SEPARATE
       ACCOUNT A

       FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
       AND FOR THE PERIODS ENDED DECEMBER 31, 2001,
       DECEMBER 31, 2000 AND DECEMBER 31, 1999, AND
       INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Northbrook Life Insurance Company:

--------------------------------------------------------------------------------

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Northbrook Life Variable Life Separate Account A (the "Account") as of December 31, 2001, and the related statements of operations and of changes in net assets for each of the periods in the three year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Northbrook Life Variable Life Separate Account A as of
December 31, 2001, and the results of operations for each of the individual sub-accounts and the changes in their net assets for each of the periods in the three year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 8, 2002

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF NET ASSETS

                                                      MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                 ----------------------------------------------------------------
                                                                          COMPETITIVE
                                                 AGGRESSIVE   CAPITAL        EDGE,         DIVIDEND
DECEMBER 31, 2001                                  EQUITY      GROWTH     "BEST IDEAS"      GROWTH       EQUITY
-----------------                                ----------   --------   --------------   ----------   ----------
ASSETS
Investments at fair value......................   $510,511    $636,587      $56,468       $4,760,591   $3,441,780
                                                  --------    --------      -------       ----------   ----------
    Total assets...............................   $510,511    $636,587      $56,468       $4,760,591   $3,441,780
                                                  ========    ========      =======       ==========   ==========
NET ASSETS
Accumulation units.............................   $510,511    $636,587      $56,468       $4,760,591   $3,441,780
                                                  --------    --------      -------       ----------   ----------
    Total net assets...........................   $510,511    $636,587      $56,468       $4,760,591   $3,441,780
                                                  ========    ========      =======       ==========   ==========
FUND SHARE INFORMATION
    Number of shares...........................     50,050      46,602        7,876          353,160      151,888
                                                  ========    ========      =======       ==========   ==========
    Cost.......................................   $706,629    $875,460      $86,108       $6,216,097   $5,740,281
                                                  ========    ========      =======       ==========   ==========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF NET ASSETS

                                                    MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                 ------------------------------------------------------------
                                                                GLOBAL
                                                  EUROPEAN     DIVIDEND                  INCOME      MONEY
DECEMBER 31, 2001                                  GROWTH       GROWTH     HIGH YIELD   BUILDER      MARKET
-----------------                                ----------   ----------   ----------   --------   ----------
ASSETS
Investments at fair value......................  $  803,440   $  856,878    $176,920    $487,418   $2,815,354
                                                 ----------   ----------    --------    --------   ----------
    Total assets...............................  $  803,440   $  856,878    $176,920    $487,418   $2,815,354
                                                 ==========   ==========    ========    ========   ==========
NET ASSETS
Accumulation units.............................  $  803,440   $  856,878    $176,920    $487,418   $2,815,354
                                                 ----------   ----------    --------    --------   ----------
    Total net assets...........................  $  803,440   $  856,878    $176,920    $487,418   $2,815,354
                                                 ==========   ==========    ========    ========   ==========
FUND SHARE INFORMATION
    Number of shares...........................      48,081       74,706     133,022      45,939    2,815,354
                                                 ==========   ==========    ========    ========   ==========
    Cost.......................................  $1,116,412   $1,017,159    $543,823    $525,925   $2,815,354
                                                 ==========   ==========    ========    ========   ==========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF NET ASSETS

                                                    MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                 -------------------------------------------------------------
                                                 PACIFIC      QUALITY      S&P 500     SHORT-TERM
DECEMBER 31, 2001                                 GROWTH    INCOME PLUS     INDEX         BOND      STRATEGIST
-----------------                                --------   -----------   ----------   ----------   ----------
ASSETS
Investments at fair value......................  $148,696   $1,661,598    $1,345,127    $135,246    $1,202,364
                                                 --------   ----------    ----------    --------    ----------
    Total assets...............................  $148,696   $1,661,598    $1,345,127    $135,246    $1,202,364
                                                 ========   ==========    ==========    ========    ==========
NET ASSETS
Accumulation units.............................  $148,696   $1,661,598    $1,345,127    $135,246    $1,202,364
                                                 --------   ----------    ----------    --------    ----------
    Total net assets...........................  $148,696   $1,661,598    $1,345,127    $135,246    $1,202,364
                                                 ========   ==========    ==========    ========    ==========
FUND SHARE INFORMATION
    Number of shares...........................    37,361      157,497       128,352      13,299        86,253
                                                 ========   ==========    ==========    ========    ==========
    Cost.......................................  $236,309   $1,658,368    $1,587,834    $134,555    $1,428,319
                                                 ========   ==========    ==========    ========    ==========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF NET ASSETS

                                                MORGAN STANLEY
                                                   VARIABLE
                                               INVESTMENT SERIES
                                                 SUB-ACCOUNTS       THE UNIVERSAL INSTITUTIONAL FUNDS, INC. SUB-ACCOUNTS
                                               -----------------   -------------------------------------------------------
                                                                    EMERGING
                                                                     MARKETS       EQUITY      INTERNATIONAL    U.S. REAL
DECEMBER 31, 2001                                  UTILITIES         EQUITY        GROWTH         MAGNUM         ESTATE
-----------------                              -----------------   -----------   -----------   -------------   -----------
ASSETS
Investments at fair value....................     $  815,536        $149,404      $366,871       $134,512       $114,284
                                                  ----------        --------      --------       --------       --------
    Total assets.............................     $  815,536        $149,404      $366,871       $134,512       $114,284
                                                  ==========        ========      ========       ========       ========
NET ASSETS
Accumulation units...........................     $  815,536        $149,404      $366,871       $134,512       $114,284
                                                  ----------        --------      --------       --------       --------
    Total net assets.........................     $  815,536        $149,404      $366,871       $134,512       $114,284
                                                  ==========        ========      ========       ========       ========
FUND SHARE INFORMATION
    Number of shares.........................         55,366          22,535        25,818         14,219          9,461
                                                  ==========        ========      ========       ========       ========
    Cost.....................................     $1,126,152        $269,013      $481,519       $153,053       $111,156
                                                  ==========        ========      ========       ========       ========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF NET ASSETS

                                                                VAN KAMPEN
                                                              LIFE INVESTMENT
                                                                   TRUST
                                                                SUB-ACCOUNT
                                                              ---------------
                                                               LIT EMERGING
DECEMBER 31, 2001                                                 GROWTH
-----------------                                             ---------------
ASSETS
Investments at fair value...................................     $  797,603
                                                                 ----------
    Total assets............................................     $  797,603
                                                                 ==========
NET ASSETS
Accumulation units..........................................     $  797,603
                                                                 ----------
    Total net assets........................................     $  797,603
                                                                 ==========
FUND SHARE INFORMATION
    Number of shares........................................         28,124
                                                                 ==========
    Cost....................................................     $1,170,714
                                                                 ==========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                                              MORGAN STANLEY
                                                                 VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                              ----------------------------------------------
                                                                                                  CAPITAL
                                                                     AGGRESSIVE EQUITY          APPRECIATION
                                                              -------------------------------   ------------
FOR THE YEARS ENDED DECEMBER 31,                                2001        2000     1999(a)      1999(b)
--------------------------------                              ---------   --------   --------   ------------
NET INVESTMENT INCOME (LOSS)
Dividends...................................................  $   2,062   $    147   $    81       $    24
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk................................     (4,805)    (3,864)     (499)          (90)
                                                              ---------   --------   -------       -------
    Net investment income (loss)............................     (2,743)    (3,717)     (418)          (66)
                                                              ---------   --------   -------       -------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales.......................................     44,170     85,639       784        48,965
  Cost of investments sold..................................     56,421     80,933       715        50,809
                                                              ---------   --------   -------       -------
    Realized gains (losses) on fund shares..................    (12,251)     4,706        69        (1,844)
Realized gain distributions.................................         --         --        --           594
                                                              ---------   --------   -------       -------
    Net realized gains (losses).............................    (12,251)     4,706        69        (1,250)
Change in unrealized gains (losses).........................   (181,420)   (62,337)   47,639         4,506
                                                              ---------   --------   -------       -------
    Net realized and unrealized gains (losses) on
     investments............................................   (193,671)   (57,631)   47,708         3,256
                                                              ---------   --------   -------       -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS...........  $(196,414)  $(61,348)  $47,290       $ 3,190
                                                              =========   ========   =======       =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

(b) On the close of business on March 19, 1999, Capital Appreciation Sub-Account merged with and into Equity Sub-Account

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                             STATEMENTS OF OPERATIONS

                                                    MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                             --------------------------------------------------------------------
                                                      CAPITAL GROWTH             COMPETITIVE EDGE, "BEST IDEAS"
                                             --------------------------------   ---------------------------------
FOR THE YEARS ENDED DECEMBER 31,               2001        2000        1999       2001        2000       1999(a)
--------------------------------             ---------   ---------   --------   ---------   ---------   ---------
NET INVESTMENT INCOME (LOSS)
Dividends..................................  $   3,900   $      74   $     29   $    541    $    178     $   --
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk...............     (5,928)     (7,641)    (3,588)      (695)       (513)       (30)
                                             ---------   ---------   --------   --------    --------     ------
    Net investment income (loss)...........     (2,028)     (7,567)    (3,559)      (154)       (335)       (30)
                                             ---------   ---------   --------   --------    --------     ------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales......................    255,909     129,553    323,563     40,970       3,537         68
  Cost of investments sold.................    350,116     125,539    300,926     55,340       3,284         66
                                             ---------   ---------   --------   --------    --------     ------
    Realized gains (losses) on fund
     shares................................    (94,207)      4,014     22,637    (14,370)        253          2
Realized gain distributions................     48,785     144,141     56,652      6,136          --         --
                                             ---------   ---------   --------   --------    --------     ------
    Net realized gains (losses)............    (45,422)    148,155     79,289     (8,234)        253          2
Change in unrealized gains (losses)........   (185,091)   (137,695)    54,785    (14,532)    (17,348)     2,240
                                             ---------   ---------   --------   --------    --------     ------
    Net realized and unrealized gains
     (losses) on investments...............   (230,513)     10,460    134,074    (22,766)    (17,095)     2,242
                                             ---------   ---------   --------   --------    --------     ------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS................................  $(232,541)  $   2,893   $130,515   $(22,920)   $(17,430)    $2,212
                                             =========   =========   ========   ========    ========     ======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                             MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                   ---------------------------------------------------------------------------
                                            DIVIDEND GROWTH                             EQUITY
                                   ----------------------------------   --------------------------------------
FOR THE YEARS ENDED DECEMBER 31,     2001         2000        1999         2001          2000        1999(b)
--------------------------------   ---------   ----------   ---------   -----------   -----------   ----------
NET INVESTMENT INCOME (LOSS)
Dividends........................  $  89,161   $   87,706   $  52,435   $    22,400   $    35,167   $   11,654
Charges from Northbrook Life
 Insurance Company:
  Mortality and expense risk.....    (41,930)     (38,062)    (35,095)      (36,482)      (49,929)     (22,494)
                                   ---------   ----------   ---------   -----------   -----------   ----------
    Net investment income
     (loss)......................     47,231       49,644      17,340       (14,082)      (14,762)     (10,840)
                                   ---------   ----------   ---------   -----------   -----------   ----------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
 shares:
  Proceeds from sales............    511,253      978,291     263,638       983,661       433,452      542,048
  Cost of investments sold.......    680,698    1,303,514     282,970     1,562,762       409,121      442,607
                                   ---------   ----------   ---------   -----------   -----------   ----------
    Realized gains (losses) on
     fund shares.................   (169,445)    (325,223)    (19,332)     (579,101)       24,331       99,441
Realized gain distributions......         --      932,927     557,746       912,341       852,103      282,369
                                   ---------   ----------   ---------   -----------   -----------   ----------
    Net realized gains
     (losses)....................   (169,445)     607,704     538,414       333,240       876,434      381,810
Change in unrealized gains
 (losses)........................   (186,956)    (540,198)   (763,516)   (1,829,350)   (1,704,373)   1,117,295
                                   ---------   ----------   ---------   -----------   -----------   ----------
    NET REALIZED AND UNREALIZED
     GAINS (LOSSES) ON
     INVESTMENTS.................   (356,401)      67,506    (225,102)   (1,496,110)     (827,939)   1,499,105
                                   ---------   ----------   ---------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS.................  $(309,170)  $  117,150   $(207,762)  $(1,510,192)  $  (842,701)  $1,488,265
                                   =========   ==========   =========   ===========   ===========   ==========

(b) On the close of business on March 19, 1999, Capital Appreciation Sub-Account merged with and into Equity Sub-Account

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                             STATEMENTS OF OPERATIONS

                                                MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                           -----------------------------------------------------------------
                                                   EUROPEAN GROWTH                GLOBAL DIVIDEND GROWTH
                                           --------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,             2001        2000        1999       2001       2000       1999
--------------------------------           ---------   ---------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends................................  $   9,454   $   5,998   $  2,323   $ 25,943   $  6,791   $  5,599
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk.............     (7,478)     (9,303)    (5,830)    (8,420)    (8,950)    (7,890)
                                           ---------   ---------   --------   --------   --------   --------
    Net investment income (loss).........      1,976      (3,305)    (3,507)    17,523     (2,159)    (2,291)
                                           ---------   ---------   --------   --------   --------   --------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales....................    146,106     202,706     35,703    116,332    114,501    113,682
  Cost of investments sold...............    198,855     212,990     25,749    136,945    127,849    103,795
                                           ---------   ---------   --------   --------   --------   --------
    Realized gains (losses) on fund
     shares..............................    (52,749)    (10,284)     9,954    (20,613)   (13,348)     9,887
Realized gain distributions..............    149,542     154,706     59,929     11,175     92,635     76,383
                                           ---------   ---------   --------   --------   --------   --------
    Net realized gains (losses)..........     96,793     144,422     69,883     (9,438)    79,287     86,270
Change in unrealized gains (losses)......   (269,303)   (211,714)   154,979    (80,731)  (114,235)    38,007
                                           ---------   ---------   --------   --------   --------   --------
    Net realized and unrealized gains
     (losses) on investments.............   (172,510)    (67,292)   224,862    (90,169)   (34,948)   124,277
                                           ---------   ---------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS..............................  $(170,534)  $ (70,597)  $221,355   $(72,646)  $(37,107)  $121,986
                                           =========   =========   ========   ========   ========   ========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                 MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                            -----------------------------------------------------------------
                                                       HIGH YIELD                      INCOME BUILDER
                                            --------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,              2001        2000        1999       2001       2000       1999
--------------------------------            ---------   ---------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends.................................  $  41,636   $  75,539   $ 87,684   $ 21,335   $ 18,547   $24,472
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk..............     (2,094)     (3,854)    (5,499)    (4,147)    (3,095)   (2,988)
                                            ---------   ---------   --------   --------   --------   -------
    Net investment income (loss)..........     39,542      71,685     82,185     17,188     15,452    21,484
                                            ---------   ---------   --------   --------   --------   -------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales.....................     32,768     327,984    153,285     48,024     26,235    73,162
  Cost of investments sold................     64,559     450,781    178,719     51,687     29,451    70,955
                                            ---------   ---------   --------   --------   --------   -------
    Realized gains (losses) on fund
     shares...............................    (31,791)   (122,797)   (25,434)    (3,663)    (3,216)    2,207
Realized gain distributions...............         --          --         --         --         --        --
                                            ---------   ---------   --------   --------   --------   -------
    Net realized gains (losses)...........    (31,791)   (122,797)   (25,434)    (3,663)    (3,216)    2,207
Change in unrealized gains (losses).......   (101,207)    (98,003)   (60,019)   (11,307)   (16,525)     (830)
                                            ---------   ---------   --------   --------   --------   -------
    Net realized and unrealized gains
     (losses) on investments..............   (132,998)   (220,800)   (85,453)   (14,970)   (19,741)    1,377
                                            ---------   ---------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS...............................  $ (93,456)  $(149,115)  $ (3,268)  $  2,218   $ (4,289)  $22,861
                                            =========   =========   ========   ========   ========   =======

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                 MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                           -------------------------------------------------------------------
                                                      MONEY MARKET                      PACIFIC GROWTH
                                           ----------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,             2001        2000         1999        2001       2000       1999
--------------------------------           --------   ----------   ----------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends................................  $ 79,121   $   79,530   $   63,472   $  2,167   $  3,603   $   316
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk.............   (19,993)     (12,408)     (12,771)    (1,443)    (2,055)     (611)
                                           --------   ----------   ----------   --------   --------   -------
    Net investment income (loss).........    59,128       67,122       50,701        724      1,548      (295)
                                           --------   ----------   ----------   --------   --------   -------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales....................   624,164    1,497,968    1,474,053     27,743     20,423    12,211
  Cost of investments sold...............   624,164    1,497,968    1,474,053     39,740     22,197    10,004
                                           --------   ----------   ----------   --------   --------   -------
    Realized gains (losses) on fund
     shares..............................        --           --           --    (11,997)    (1,774)    2,207
Realized gain distributions..............        --           --           --         --         --        --
                                           --------   ----------   ----------   --------   --------   -------
    Net realized gains (losses)..........        --           --           --    (11,997)    (1,774)    2,207
Change in unrealized gains (losses)......        --           --           --    (39,550)   (91,916)   45,281
                                           --------   ----------   ----------   --------   --------   -------
    Net realized and unrealized gains
     (losses) on investments.............        --           --           --    (51,547)   (93,690)   47,488
                                           --------   ----------   ----------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS..............................  $ 59,128   $   67,122   $   50,701   $(50,823)  $(92,142)  $47,193
                                           ========   ==========   ==========   ========   ========   =======

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                 MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                            -----------------------------------------------------------------
                                                 QUALITY INCOME PLUS                  S&P 500 INDEX
                                            ------------------------------   --------------------------------
FOR THE YEARS ENDED DECEMBER 31,              2001       2000       1999       2001        2000      1999(a)
--------------------------------            --------   --------   --------   ---------   ---------   --------
NET INVESTMENT INCOME (LOSS)
Dividends.................................  $ 86,332   $ 70,229   $ 67,649   $  11,560   $   5,962   $   295
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk..............   (12,944)    (9,069)    (9,392)    (11,639)    (10,173)   (1,399)
                                            --------   --------   --------   ---------   ---------   -------
    Net investment income (loss)..........    73,388     61,160     58,257         (79)     (4,211)   (1,104)
                                            --------   --------   --------   ---------   ---------   -------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales.....................   136,576    184,622    312,569     109,465      80,704     8,807
  Cost of investments sold................   139,513    199,205    311,069     120,966      78,369     6,300
                                            --------   --------   --------   ---------   ---------   -------
    Realized gains (losses) on fund
     shares...............................    (2,937)   (14,583)     1,500     (11,501)      2,335     2,507
Realized gain distributions...............        --         --         --          --       5,375       266
                                            --------   --------   --------   ---------   ---------   -------
    Net realized gains (losses)...........    (2,937)   (14,583)     1,500     (11,501)      7,710     2,773
Change in unrealized gains (losses).......    40,883     53,885    (99,578)   (167,498)   (124,533)   49,324
                                            --------   --------   --------   ---------   ---------   -------
    Net realized and unrealized gains
     (losses) on investments..............    37,946     39,302    (98,078)   (178,999)   (116,823)   52,097
                                            --------   --------   --------   ---------   ---------   -------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS...............................  $111,334   $100,462   $(39,821)  $(179,078)  $(121,034)  $50,993
                                            ========   ========   ========   =========   =========   =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                   MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                              -----------------------------------------------------------------
                                                     SHORT-TERM BOND                      STRATEGIST
                                              ------------------------------   --------------------------------
FOR THE YEARS ENDED DECEMBER 31,                2001       2000     1999(a)      2001        2000        1999
--------------------------------              --------   --------   --------   ---------   ---------   --------
NET INVESTMENT INCOME (LOSS)
Dividends...................................  $ 2,897    $ 1,648    $   335    $  31,673   $  34,743   $  3,563
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk................     (616)      (299)       (77)     (11,399)    (11,635)    (7,183)
                                              -------    -------    -------    ---------   ---------   --------
    Net investment income (loss)............    2,281      1,349        258       20,274      23,108     (3,620)
                                              -------    -------    -------    ---------   ---------   --------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales.......................   29,468     11,562     30,304      289,780      87,725    125,639
  Cost of investments sold..................   28,921     11,585     30,153      327,935      86,498    112,671
                                              -------    -------    -------    ---------   ---------   --------
    Realized gains (losses) on fund
     shares.................................      547        (23)       151      (38,155)      1,227     12,968
Realized gain distributions.................       --         --         --       54,040     153,129     15,702
                                              -------    -------    -------    ---------   ---------   --------
    Net realized gains (losses).............      547        (23)       151       15,885     154,356     28,670
Change in unrealized gains (losses).........      445        353       (107)    (191,396)   (175,941)   102,295
                                              -------    -------    -------    ---------   ---------   --------
    Net realized and unrealized gains
     (losses) on investments................      992        330         44     (175,511)    (21,585)   130,965
                                              -------    -------    -------    ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS.................................  $ 3,273    $ 1,679    $   302    $(155,237)  $   1,523   $127,345
                                              =======    =======    =======    =========   =========   ========

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                 MORGAN STANLEY VARIABLE         THE UNIVERSAL INSTITUTIONAL
                                             INVESTMENT SERIES SUB-ACCOUNTS       FUNDS, INC. SUB-ACCOUNTS
                                             -------------------------------   -------------------------------
                                                        UTILITIES                  EMERGING MARKETS EQUITY
                                             -------------------------------   -------------------------------
FOR THE YEARS ENDED DECEMBER 31,               2001        2000       1999       2001       2000      1999(a)
--------------------------------             ---------   --------   --------   --------   ---------   --------
NET INVESTMENT INCOME (LOSS)
Dividends..................................  $  20,423   $ 19,895   $ 7,288    $     --   $      --    $   --
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk...............     (8,625)    (8,481)   (5,144)     (1,355)     (1,401)      (20)
                                             ---------   --------   -------    --------   ---------    ------
    Net investment income (loss)...........     11,798     11,414     2,144      (1,355)     (1,401)      (20)
                                             ---------   --------   -------    --------   ---------    ------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales......................    293,593    138,563    58,147       3,394       8,867        43
  Cost of investments sold.................    327,703    132,283    47,679       6,018      10,978        42
                                             ---------   --------   -------    --------   ---------    ------
    Realized gains (losses) on fund
     shares................................    (34,110)     6,280    10,468      (2,624)     (2,111)        1
Realized gain distributions................     59,161     54,187    19,849          --      25,932        --
                                             ---------   --------   -------    --------   ---------    ------
    Net realized gains (losses)............     25,051     60,467    30,317      (2,624)     23,821         1
Change in unrealized gains (losses)........   (329,981)   (56,637)   42,122      (8,366)   (113,528)    2,285
                                             ---------   --------   -------    --------   ---------    ------
    Net realized and unrealized gains
     (losses) on investments...............   (304,930)     3,830    72,439     (10,990)    (89,707)    2,286
                                             ---------   --------   -------    --------   ---------    ------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS................................  $(293,132)  $ 15,244   $74,583    $(12,345)  $ (91,108)   $2,266
                                             =========   ========   =======    ========   =========    ======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                     THE UNIVERSAL INSTITUTIONAL FUNDS, INC. SUB-ACCOUNTS
                                                ---------------------------------------------------------------
                                                        EQUITY GROWTH                 INTERNATIONAL MAGNUM
                                                ------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,                  2001       2000     1999(a)      2001       2000     1999(a)
--------------------------------                --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends.....................................  $     --   $     --   $   174    $    514   $    568    $  215
Charges from Northbrook Life Insurance
 Company:
  Mortality and expense risk..................    (3,031)    (2,735)     (504)       (641)      (667)      (89)
                                                --------   --------   -------    --------   --------    ------
    Net investment income (loss)..............    (3,031)    (2,735)     (330)       (127)       (99)      126
                                                --------   --------   -------    --------   --------    ------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales.........................    51,223     62,542     1,148      14,465     35,473       623
  Cost of investments sold....................    67,844     62,578     1,122      18,218     37,243       596
                                                --------   --------   -------    --------   --------    ------
    Realized gains (losses) on fund shares....   (16,621)       (36)       26      (3,753)    (1,770)       27
Realized gain distributions...................       427     22,781     5,231          --      1,839        73
                                                --------   --------   -------    --------   --------    ------
    Net realized gains (losses)...............   (16,194)    22,745     5,257      (3,753)        69       100
Change in unrealized gains (losses)...........   (41,567)   (93,067)   19,986     (10,751)   (11,960)    4,170
                                                --------   --------   -------    --------   --------    ------
    Net realized and unrealized gains (losses)
     on investments...........................   (57,761)   (70,322)   25,243     (14,504)   (11,891)    4,270
                                                --------   --------   -------    --------   --------    ------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS...................................  $(60,792)  $(73,057)  $24,913    $(14,631)  $(11,990)   $4,396
                                                ========   ========   =======    ========   ========    ======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                            STATEMENTS OF OPERATIONS

                                                  THE UNIVERSAL INSTITUTIONAL     VAN KAMPEN LIFE INVESTMENT TRUST
                                                    FUNDS, INC. SUB-ACCOUNTS                SUB-ACCOUNT
                                                 ------------------------------   --------------------------------
                                                        U.S. REAL ESTATE                LIT EMERGING GROWTH
                                                 ------------------------------   --------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2001       2000     1999(a)      2001        2000      1999(a)
--------------------------------                 --------   --------   --------   ---------   ---------   --------
NET INVESTMENT INCOME (LOSS)
Dividends......................................   $4,030     $  804     $ 195     $      --   $      --   $    --
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk...................     (674)      (118)      (14)       (6,674)     (4,590)     (328)
                                                  ------     ------     -----     ---------   ---------   -------
    Net investment income (loss)...............    3,356        686       181        (6,674)     (4,590)     (328)
                                                  ------     ------     -----     ---------   ---------   -------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales..........................    2,448      1,187        34        93,277      78,553    30,364
  Cost of investments sold.....................    2,330      1,076        37       142,713      70,269    26,538
                                                  ------     ------     -----     ---------   ---------   -------
    Realized gains (losses) on fund shares.....      118        111        (3)      (49,436)      8,284     3,826
Realized gain distributions....................      718        234        --           651         842        --
                                                  ------     ------     -----     ---------   ---------   -------
    Net realized gains (losses)................      836        345        (3)      (48,785)      9,126     3,826
Change in unrealized gains (losses)............     (361)     3,769      (280)     (244,053)   (189,468)   60,407
                                                  ------     ------     -----     ---------   ---------   -------
    Net realized and unrealized gains (losses)
     on investments............................      475      4,114      (283)     (292,838)   (180,342)   64,233
                                                  ------     ------     -----     ---------   ---------   -------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS....................................   $3,831     $4,800     $(102)    $(299,512)  $(184,932)  $63,905
                                                  ======     ======     =====     =========   =========   =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                Northbrook Life Variable Life Separate Account A
                      Statements of Changes in Net Assets

                                                                               MORGAN STANLEY
                                                                  VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                               ----------------------------------------------
                                                                                                   CAPITAL
                                                                      AGGRESSIVE EQUITY          APPRECIATION
                                                               -------------------------------   ------------
FOR THE YEARS ENDED DECEMBER 31,                                 2001        2000     1999(a)      1999(b)
--------------------------------                               ---------   --------   --------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)................................   $  (2,743)  $ (3,717)  $   (418)    $    (66)
Net realized gains (losses).................................     (12,251)     4,706         69       (1,250)
Change in unrealized gains (losses).........................    (181,420)   (62,337)    47,639        4,506
                                                               ---------   --------   --------     --------
Increase (decrease) in net assets from operations...........    (196,414)   (61,348)    47,290        3,190
                                                               ---------   --------   --------     --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL TRANSACTIONS
Deposits....................................................          --         --        272           --
Benefit payments............................................          --    (36,019)        --           --
Payments on termination.....................................          --         --         --           --
Contract maintenance charges................................      (4,328)    (5,214)      (484)        (153)
Transfers among the sub-accounts and with the Fixed
 Account--net...............................................      79,364    541,055    146,337      (46,923)
                                                               ---------   --------   --------     --------
Increase (decrease) in net assets from capital
 transactions...............................................      75,036    499,822    146,125      (47,076)
                                                               ---------   --------   --------     --------
INCREASE (DECREASE) IN NET ASSETS...........................    (121,378)   438,474    193,415      (43,886)
NET ASSETS AT BEGINNING OF PERIOD...........................     631,889    193,415         --       43,886
                                                               ---------   --------   --------     --------
NET ASSETS AT END OF PERIOD.................................   $ 510,511   $631,889   $193,415     $     --
                                                               =========   ========   ========     ========

UNITS OUTSTANDING
  Units outstanding at beginning of period..................      44,687     13,320         --        4,997
    Units issued............................................      16,717     38,613     13,363          194
    Units redeemed..........................................     (10,479)    (7,246)       (43)      (5,191)
                                                               ---------   --------   --------     --------
  Units outstanding at end of period........................      50,925     44,687     13,320           --
                                                               =========   ========   ========     ========

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

(b) On the close of business on March 19, 1999, Capital Appreciation Sub-Account merged with and into Equity Sub-Account

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                       MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                                --------------------------------------------------------------------
                                                         CAPITAL GROWTH             COMPETITIVE EDGE, "BEST IDEAS"
                                                --------------------------------   ---------------------------------
FOR THE YEARS ENDED DECEMBER 31,                  2001        2000        1999       2001        2000       1999(a)
--------------------------------                ---------   ---------   --------   ---------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss).................   $  (2,028)  $  (7,567)  $ (3,559)  $   (154)   $   (335)    $   (30)
Net realized gains (losses)..................     (45,422)    148,155     79,289     (8,234)        253           2
Change in unrealized gains (losses)..........    (185,091)   (137,695)    54,785    (14,532)    (17,348)      2,240
                                                ---------   ---------   --------   --------    --------     -------
Increase (decrease) in net assets from
 operations..................................    (232,541)      2,893    130,515    (22,920)    (17,430)      2,212
                                                ---------   ---------   --------   --------    --------     -------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits.....................................          --          --         --         --          --          --
Benefit payments.............................          --          --         --         --          --          --
Payments on termination......................     (17,783)    (20,663)        --         --          --          --
Contract maintenance charges.................      (4,699)    (10,185)    (6,118)      (646)       (680)        (44)
Transfers among the sub-accounts and with the
 Fixed Account--net..........................      (5,645)    248,206    347,192    (15,760)     86,598      25,138
                                                ---------   ---------   --------   --------    --------     -------
Increase (decrease) in net assets from
 capital transactions........................     (28,127)    217,358    341,074    (16,406)     85,918      25,094
                                                ---------   ---------   --------   --------    --------     -------
INCREASE (DECREASE) IN NET ASSETS............    (260,668)    220,251    471,589    (39,326)     68,488      27,306
NET ASSETS AT BEGINNING OF PERIOD............     897,255     677,004    205,415     95,794      27,306          --
                                                ---------   ---------   --------   --------    --------     -------
NET ASSETS AT END OF PERIOD..................   $ 636,587   $ 897,255   $677,004   $ 56,468    $ 95,794     $27,306
                                                =========   =========   ========   ========    ========     =======

UNITS OUTSTANDING
  Units outstanding at beginning of period...      60,518      45,834     18,371      9,900       2,311          --
    Units issued.............................      19,734      23,428     44,634      4,628       7,853       2,315
    Units redeemed...........................     (21,456)     (8,744)   (17,171)    (6,847)       (264)         (4)
                                                ---------   ---------   --------   --------    --------     -------
  Units outstanding at end of period.........      58,796      60,518     45,834      7,681       9,900       2,311
                                                =========   =========   ========   ========    ========     =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                     -----------------------------------------------------------------------------
                                               DIVIDEND GROWTH                              EQUITY
                                     ------------------------------------   --------------------------------------
FOR THE YEARS ENDED DECEMBER 31,        2001         2000         1999         2001          2000        1999(b)
--------------------------------     ----------   ----------   ----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)......   $   47,231   $   49,644   $   17,340   $   (14,082)  $   (14,762)  $  (10,840)
Net realized gains (losses).......     (169,445)     607,704      538,414       333,240       876,434      381,810
Change in unrealized gains
 (losses).........................     (186,956)    (540,198)    (763,516)   (1,829,350)   (1,704,373)   1,117,295
                                     ----------   ----------   ----------   -----------   -----------   ----------
Increase (decrease) in net assets
 from operations..................     (309,170)     117,150     (207,762)   (1,510,192)     (842,701)   1,488,265
                                     ----------   ----------   ----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits..........................           --       13,531      (29,127)           --            --      (26,014)
Benefit payments..................      (90,636)          --           --      (114,477)      (35,588)          --
Payments on termination...........      (73,644)     (33,992)      (6,408)      (60,609)      (46,571)      (6,408)
Contract maintenance charges......      (33,024)     (55,451)     (56,844)      (32,613)      (71,647)     (37,882)
Transfers among the sub-accounts
 and with the Fixed
 Account--net.....................      724,786     (466,062)   2,342,211      (363,096)    1,435,086    2,239,256
                                     ----------   ----------   ----------   -----------   -----------   ----------
Increase (decrease) in net assets
 from capital transactions........      527,482     (541,974)   2,249,832      (570,795)    1,281,280    2,168,952
                                     ----------   ----------   ----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET
 ASSETS...........................      218,312     (424,824)   2,042,070    (2,080,987)      438,579    3,657,217
NET ASSETS AT BEGINNING OF
 PERIOD...........................    4,542,279    4,967,103    2,925,033     5,522,767     5,084,188    1,426,971
                                     ----------   ----------   ----------   -----------   -----------   ----------
NET ASSETS AT END OF PERIOD.......   $4,760,591   $4,542,279   $4,967,103   $ 3,441,780   $ 5,522,767   $5,084,188
                                     ==========   ==========   ==========   ===========   ===========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning
   of period......................      388,076      442,872      252,280       298,771       238,918      105,396
    Units issued..................      118,859       65,986      221,943        57,110       102,568      160,991
    Units redeemed................      (73,992)    (120,782)     (31,351)      (98,965)      (42,715)     (27,469)
                                     ----------   ----------   ----------   -----------   -----------   ----------
  Units outstanding at end of
   period.........................      432,943      388,076      442,872       256,916       298,771      238,918
                                     ==========   ==========   ==========   ===========   ===========   ==========

(b) On the close of business on March 19, 1999, Capital Appreciation Sub-Account merged with and into Equity Sub-Account

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                 MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                       --------------------------------------------------------------------------
                                                 EUROPEAN GROWTH                    GLOBAL DIVIDEND GROWTH
                                       -----------------------------------   ------------------------------------
FOR THE YEARS ENDED DECEMBER 31,         2001         2000         1999         2001         2000         1999
--------------------------------       ---------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)........   $   1,976   $   (3,305)  $   (3,507)  $   17,523   $   (2,159)  $   (2,291)
Net realized gains (losses).........      96,793      144,422       69,883       (9,438)      79,287       86,270
Change in unrealized gains
 (losses)...........................    (269,303)    (211,714)     154,979      (80,731)    (114,235)      38,007
                                       ---------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
 from operations....................    (170,534)     (70,597)     221,355      (72,646)     (37,107)     121,986
                                       ---------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits............................          --           --         (696)          --           --           --
Benefit payments....................     (22,740)          --           --      (10,721)          --           --
Payments on termination.............         302      (16,219)          --      (31,153)     (15,576)          --
Contract maintenance charges........      (5,815)     (14,249)      (9,547)      (6,863)     (12,671)     (12,830)
Transfers among the sub-accounts and
 with the Fixed Account--net........      16,142       37,255      439,120      (38,627)      13,024      191,662
                                       ---------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
 from capital transactions..........     (12,111)       6,787      428,877      (87,364)     (15,223)     178,832
                                       ---------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS...    (182,645)     (63,810)     650,232     (160,010)     (52,330)     300,818
NET ASSETS AT BEGINNING OF PERIOD...     986,085    1,049,895      399,663    1,016,888    1,069,218      768,400
                                       ---------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD.........   $ 803,440   $  986,085   $1,049,895   $  856,878   $1,016,888   $1,069,218
                                       =========   ==========   ==========   ==========   ==========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of
   period...........................      64,865       65,081       31,701       81,671       82,985       67,763
    Units issued....................      14,284       14,599       39,260        2,965        6,451       23,294
    Units redeemed..................     (14,302)     (14,815)      (5,880)     (10,562)      (7,765)      (8,072)
                                       ---------   ----------   ----------   ----------   ----------   ----------
  Units outstanding at end of
   period...........................      64,847       64,865       65,081       74,074       81,671       82,985
                                       =========   ==========   ==========   ==========   ==========   ==========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                   MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                              -----------------------------------------------------------------
                                                         HIGH YIELD                      INCOME BUILDER
                                              --------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,                2001        2000        1999       2001       2000       1999
--------------------------------              ---------   ---------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)...............   $  39,542   $  71,685   $ 82,185   $ 17,188   $ 15,452   $ 21,484
Net realized gains (losses)................     (31,791)   (122,797)   (25,434)    (3,663)    (3,216)     2,207
Change in unrealized gains (losses)........    (101,207)    (98,003)   (60,019)   (11,307)   (16,525)      (830)
                                              ---------   ---------   --------   --------   --------   --------
Increase (decrease) in net assets from
 operations................................     (93,456)   (149,115)    (3,268)     2,218     (4,289)    22,861
                                              ---------   ---------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits...................................          --          --         --         --         --      1,746
Benefit payments...........................          --          --         --         --         --         --
Payments on termination....................      (4,570)         --         --         --         --    (38,577)
Contract maintenance charges...............         660      (5,886)    (9,790)    (1,537)    (4,806)    (5,449)
Transfers among the sub-accounts and with
 the Fixed Account--net....................      (4,713)   (173,596)    16,076    109,544     20,936     95,087
                                              ---------   ---------   --------   --------   --------   --------
Increase (decrease) in net assets from
 capital transactions......................      (8,623)   (179,482)     6,286    108,007     16,130     52,807
                                              ---------   ---------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS..........    (102,079)   (328,597)     3,018    110,225     11,841     75,668
NET ASSETS AT BEGINNING OF PERIOD..........     278,999     607,596    604,578    377,193    365,352    289,684
                                              ---------   ---------   --------   --------   --------   --------
NET ASSETS AT END OF PERIOD................   $ 176,920   $ 278,999   $607,596   $487,418   $377,193   $365,352
                                              =========   =========   ========   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of
   period..................................      44,957      65,765     63,988     33,803     32,504     27,346
    Units issued...........................      11,015      36,187     14,539     26,658      5,410     13,973
    Units redeemed.........................     (12,549)    (56,995)   (12,762)   (17,375)    (4,111)    (8,815)
                                              ---------   ---------   --------   --------   --------   --------
  Units outstanding at end of period.......      43,423      44,957     65,765     43,086     33,803     32,504
                                              =========   =========   ========   ========   ========   ========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                  MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                         ------------------------------------------------------------------------
                                                      MONEY MARKET                         PACIFIC GROWTH
                                         ---------------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,            2001          2000          1999         2001       2000       1999
--------------------------------         -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)..........   $    59,128   $    67,122   $    50,701   $    724   $  1,548   $   (295)
Net realized gains (losses)...........            --            --            --    (11,997)    (1,774)     2,207
Change in unrealized gains (losses)...            --            --            --    (39,550)   (91,916)    45,281
                                         -----------   -----------   -----------   --------   --------   --------
Increase (decrease) in net assets from
 operations...........................        59,128        67,122        50,701    (50,823)   (92,142)    47,193
                                         -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits..............................     3,081,196     4,498,846     8,929,743         --         --         21
Benefit payments......................            --            --            --         --         --         --
Payments on termination...............        (5,000)      (15,277)           --     (6,163)        --         --
Contract maintenance charges..........       (17,350)      (18,516)      (22,736)      (638)    (3,506)    (1,039)
Transfers among the sub-accounts and
 with the Fixed Account--net..........    (1,706,803)   (5,062,723)   (8,061,644)    19,096     41,299    178,912
                                         -----------   -----------   -----------   --------   --------   --------
Increase (decrease) in net assets from
 capital transactions.................     1,352,043      (597,670)      845,363     12,295     37,793    177,894
                                         -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS.....     1,411,171      (530,548)      896,064    (38,528)   (54,349)   225,087
NET ASSETS AT BEGINNING OF PERIOD.....     1,404,183     1,934,731     1,038,667    187,224    241,573     16,486
                                         -----------   -----------   -----------   --------   --------   --------
NET ASSETS AT END OF PERIOD...........   $ 2,815,354   $ 1,404,183   $ 1,934,731   $148,696   $187,224   $241,573
                                         ===========   ===========   ===========   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of
   period.............................       122,687       177,656       107,977     20,718     17,629      1,980
    Units issued......................       648,755       171,887       198,756      5,648      5,985     21,194
    Units redeemed....................      (532,545)     (226,856)     (129,077)    (3,487)    (2,896)    (5,545)
                                         -----------   -----------   -----------   --------   --------   --------
  Units outstanding at end of
   period.............................       238,897       122,687       177,656     22,879     20,718     17,629
                                         ===========   ===========   ===========   ========   ========   ========

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                 MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                        -------------------------------------------------------------------------
                                                QUALITY INCOME PLUS                      S&P 500 INDEX
                                        ------------------------------------   ----------------------------------
FOR THE YEARS ENDED DECEMBER 31,           2001         2000         1999         2001         2000      1999(a)
--------------------------------        ----------   ----------   ----------   ----------   ----------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss).........   $   73,388   $   61,160   $   58,257   $      (79)  $   (4,211)  $ (1,104)
Net realized gains (losses)..........       (2,937)     (14,583)       1,500      (11,501)       7,710      2,773
Change in unrealized gains
 (losses)............................       40,883       53,885      (99,578)    (167,498)    (124,533)    49,324
                                        ----------   ----------   ----------   ----------   ----------   --------
Increase (decrease) in net assets
 from operations.....................      111,334      100,462      (39,821)    (179,078)    (121,034)    50,993
                                        ----------   ----------   ----------   ----------   ----------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits.............................           --           --           50           --           --      1,790
Benefit payments.....................           --           --           --           --           --         --
Payments on termination..............       (8,160)          --      (33,690)      (6,860)        (484)        --
Contract maintenance charges.........      (10,767)     (13,148)     (14,720)      (8,681)     (13,970)    (2,600)
Transfers among the sub-accounts and
 with the Fixed Account--net.........      439,303       93,601     (133,710)     153,140      927,805    544,106
                                        ----------   ----------   ----------   ----------   ----------   --------
Increase (decrease) in net assets
 from capital transactions...........      420,376       80,453     (182,070)     137,599      913,351    543,296
                                        ----------   ----------   ----------   ----------   ----------   --------
INCREASE (DECREASE) IN NET ASSETS....      531,710      180,915     (221,891)     (41,479)     792,317    594,289
NET ASSETS AT BEGINNING OF PERIOD....    1,129,888      948,973    1,170,864    1,386,606      594,289         --
                                        ----------   ----------   ----------   ----------   ----------   --------
NET ASSETS AT END OF PERIOD..........   $1,661,598   $1,129,888   $  948,973   $1,345,127   $1,386,606   $594,289
                                        ==========   ==========   ==========   ==========   ==========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of
   period............................       98,612       91,187      106,687      142,536       54,865         --
    Units issued.....................       60,434       49,224       21,445       37,110      107,307     63,362
    Units redeemed...................      (25,488)     (41,799)     (36,945)     (20,665)     (19,636)    (8,497)
                                        ----------   ----------   ----------   ----------   ----------   --------
  Units outstanding at end of
   period............................      133,558       98,612       91,187      158,981      142,536     54,865
                                        ==========   ==========   ==========   ==========   ==========   ========

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                    MORGAN STANLEY VARIABLE INVESTMENT SERIES SUB-ACCOUNTS
                                             ---------------------------------------------------------------------
                                                    SHORT-TERM BOND                        STRATEGIST
                                             ------------------------------   ------------------------------------
FOR THE YEARS ENDED DECEMBER 31,               2001       2000     1999(a)       2001         2000         1999
--------------------------------             --------   --------   --------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)..............   $  2,281   $ 1,349    $   258    $   20,274   $   23,108   $   (3,620)
Net realized gains (losses)...............        547       (23)       151        15,885      154,356       28,670
Change in unrealized gains (losses).......        445       353       (107)     (191,396)    (175,941)     102,295
                                             --------   -------    -------    ----------   ----------   ----------
Increase (decrease) in net assets from
 operations...............................      3,273     1,679        302      (155,237)       1,523      127,345
                                             --------   -------    -------    ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits..................................         --        --      4,087            --           --         (696)
Benefit payments..........................         --        --         --       (35,303)          --           --
Payments on termination...................         --        --         --       (15,763)      (6,640)          --
Contract maintenance charges..............       (497)     (432)      (121)       (7,131)     (16,704)     (13,031)
Transfers among the sub-accounts and with
 the Fixed Account--net...................     92,830     3,210     30,915       (23,347)     322,392      500,898
                                             --------   -------    -------    ----------   ----------   ----------
Increase (decrease) in net assets from
 capital transactions.....................     92,333     2,778     34,881       (81,544)     299,048      487,171
                                             --------   -------    -------    ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS.........     95,606     4,457     35,183      (236,781)     300,571      614,516
NET ASSETS AT BEGINNING OF PERIOD.........     39,640    35,183         --     1,439,145    1,138,574      524,058
                                             --------   -------    -------    ----------   ----------   ----------
NET ASSETS AT END OF PERIOD...............   $135,246   $39,640    $35,183    $1,202,364   $1,439,145   $1,138,574
                                             ========   =======    =======    ==========   ==========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of
   period.................................      3,743     3,485         --        95,861       76,400       40,897
    Units issued..........................     10,898     5,752      6,514        30,136       26,583       44,293
    Units redeemed........................     (2,566)   (5,494)    (3,029)      (36,019)      (7,122)      (8,790)
                                             --------   -------    -------    ----------   ----------   ----------
  Units outstanding at end of period......     12,075     3,743      3,485        89,978       95,861       76,400
                                             ========   =======    =======    ==========   ==========   ==========

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                  MORGAN STANLEY VARIABLE          THE UNIVERSAL INSTITUTIONAL
                                               INVESTMENT SERIES SUB-ACCOUNTS        FUNDS, INC. SUB-ACCOUNTS
                                             ----------------------------------   ------------------------------
                                                         UTILITIES                   EMERGING MARKETS EQUITY
                                             ----------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,                2001         2000        1999       2001       2000     1999(a)
--------------------------------             ----------   ----------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)..............   $   11,798   $   11,414   $  2,144   $ (1,355)  $ (1,401)  $   (20)
Net realized gains (losses)...............       25,051       60,467     30,317     (2,624)    23,821         1
Change in unrealized gains (losses).......     (329,981)     (56,637)    42,122     (8,366)  (113,528)    2,285
                                             ----------   ----------   --------   --------   --------   -------
Increase (decrease) in net assets from
 operations...............................     (293,132)      15,244     74,583    (12,345)   (91,108)    2,266
                                             ----------   ----------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits..................................           --           --         --         --         --        12
Benefit payments..........................      (14,903)     (31,647)        --         --         --        --
Payments on termination...................           --           --         --     (1,041)        --        --
Contract maintenance charges..............       (8,439)     (12,205)    (8,559)    (1,214)    (1,994)      (26)
Transfers among the sub-accounts and with
 the Fixed Account--net...................      (22,240)     381,029    329,461      6,216    240,727     7,911
                                             ----------   ----------   --------   --------   --------   -------
Increase (decrease) in net assets from
 capital transactions.....................      (45,582)     337,177    320,902      3,961    238,733     7,897
                                             ----------   ----------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS.........     (338,714)     352,421    395,485     (8,384)   147,625    10,163
NET ASSETS AT BEGINNING OF PERIOD.........    1,154,250      801,829    406,344    157,788     10,163        --
                                             ----------   ----------   --------   --------   --------   -------
NET ASSETS AT END OF PERIOD...............   $  815,536   $1,154,250   $801,829   $149,404   $157,788   $10,163
                                             ==========   ==========   ========   ========   ========   =======

UNITS OUTSTANDING
  Units outstanding at beginning of
   period.................................       73,990       52,486     29,711     16,911        660        --
    Units issued..........................       29,812       45,619     32,592      1,118     19,118       662
    Units redeemed........................      (32,756)     (24,115)    (9,817)      (750)    (2,867)       (2)
                                             ----------   ----------   --------   --------   --------   -------
  Units outstanding at end of period......       71,046       73,990     52,486     17,279     16,911       660
                                             ==========   ==========   ========   ========   ========   =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                      THE UNIVERSAL INSTITUTIONAL FUNDS, INC. SUB-ACCOUNTS
                                                 ---------------------------------------------------------------
                                                         EQUITY GROWTH                 INTERNATIONAL MAGNUM
                                                 ------------------------------   ------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2001       2000     1999(a)      2001       2000     1999(a)
--------------------------------                 --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)..................   $ (3,031)  $ (2,735)  $   (330)  $   (127)  $    (99)  $   126
Net realized gains (losses)...................    (16,194)    22,745      5,257     (3,753)        69       100
Change in unrealized gains (losses)...........    (41,567)   (93,067)    19,986    (10,751)   (11,960)    4,170
                                                 --------   --------   --------   --------   --------   -------
Increase (decrease) in net assets from
 operations...................................    (60,792)   (73,057)    24,913    (14,631)   (11,990)    4,396
                                                 --------   --------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits......................................         --         --         27         --         --        44
Benefit payments..............................     (3,537)        --         --         --         --        --
Payments on termination.......................         --         --         --         --         --        --
Contract maintenance charges..................     (2,562)    (4,025)      (725)      (597)      (927)     (135)
Transfers among the sub-accounts and with the
 Fixed Account--net...........................     61,400    283,490    141,739     76,373     41,319    40,660
                                                 --------   --------   --------   --------   --------   -------
Increase (decrease) in net assets from capital
 transactions.................................     55,301    279,465    141,041     75,776     40,392    40,569
                                                 --------   --------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS.............     (5,491)   206,408    165,954     61,145     28,402    44,965
NET ASSETS AT BEGINNING OF PERIOD.............    372,362    165,954         --     73,367     44,965        --
                                                 --------   --------   --------   --------   --------   -------
NET ASSETS AT END OF PERIOD...................   $366,871   $372,362   $165,954   $134,512   $ 73,367   $44,965
                                                 ========   ========   ========   ========   ========   =======

UNITS OUTSTANDING
  Units outstanding at beginning of period....     33,884     13,209         --      7,065      3,758        --
    Units issued..............................     21,031     35,336     13,281     10,769     11,697     3,821
    Units redeemed............................    (15,230)   (14,661)       (72)    (1,639)    (8,390)      (63)
                                                 --------   --------   --------   --------   --------   -------
  Units outstanding at end of period..........     39,685     33,884     13,209     16,195      7,065     3,758
                                                 ========   ========   ========   ========   ========   =======

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

                NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                 THE UNIVERSAL INSTITUTIONAL     VAN KAMPEN LIFE INVESTMENT TRUST
                                                   FUNDS, INC. SUB-ACCOUNTS                SUB-ACCOUNT
                                                ------------------------------   --------------------------------
                                                       U.S. REAL ESTATE                LIT EMERGING GROWTH
                                                ------------------------------   --------------------------------
FOR THE YEARS ENDED DECEMBER 31,                  2001       2000     1999(a)      2001        2000      1999(a)
--------------------------------                --------   --------   --------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss).................   $  3,356   $   686     $  181    $  (6,674)  $  (4,590)  $   (328)
Net realized gains (losses)..................        836       345         (3)     (48,785)      9,126      3,826
Change in unrealized gains (losses)..........       (361)    3,769       (280)    (244,053)   (189,468)    60,407
                                                --------   -------     ------    ---------   ---------   --------
Increase (decrease) in net assets from
 operations..................................      3,831     4,800       (102)    (299,512)   (184,932)    63,905
                                                --------   -------     ------    ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS FROM
 CAPITAL TRANSACTIONS
Deposits.....................................         --        --      1,757           --      10,149      1,787
Benefit payments.............................         --        --         --       (5,826)         --         --
Payments on termination......................         --        --         --       (6,525)       (487)        --
Contract maintenance charges.................       (561)     (128)       (22)      (6,441)     (6,114)      (507)
Transfers among the sub-accounts and with the
 Fixed Account--net..........................     62,077    39,288      3,344      352,725     713,566    165,815
                                                --------   -------     ------    ---------   ---------   --------
Increase (decrease) in net assets from
 capital transactions........................     61,516    39,160      5,079      333,933     717,114    167,095
                                                --------   -------     ------    ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS............     65,347    43,960      4,977       34,421     532,182    231,000
NET ASSETS AT BEGINNING OF PERIOD............     48,937     4,977         --      763,182     231,000         --
                                                --------   -------     ------    ---------   ---------   --------
NET ASSETS AT END OF PERIOD..................   $114,284   $48,937     $4,977    $ 797,603   $ 763,182   $231,000
                                                ========   =======     ======    =========   =========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period...      4,171       544         --       48,547      13,084         --
    Units issued.............................      4,973     3,800        546       47,911      42,716     13,883
    Units redeemed...........................       (196)     (173)        (2)     (21,725)     (7,253)      (799)
                                                --------   -------     ------    ---------   ---------   --------
  Units outstanding at end of period.........      8,948     4,171        544       74,733      48,547     13,084
                                                ========   =======     ======    =========   =========   ========

(a) For the Period Beginning May 3, 1999 and Ended December 31, 1999

                       See notes to financial statements.

NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

1.  ORGANIZATION
Northbrook Life Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is a wholly owned subsidiary of The Allstate Corporation.

Northbrook Life issues the Morgan Stanley Variable Life contract, the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death, variable life contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

MORGAN STANLEY VARIABLE INVESTMENT SERIES

Aggressive Equity              Income Builder
Capital Growth                 Money Market
Competitive Edge, "Best
  Ideas"                       Pacific Growth
Dividend Growth                Quality Income Plus
Equity                         S&P 500 Index
European Growth                Short-Term Bond
Global Dividend Growth         Strategist
High Yield                     Utilities

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

Emerging Markets Equity        International Magnum
Equity Growth                  U.S. Real Estate

VAN KAMPEN LIFE INVESTMENT TRUST

LIT Emerging Growth

Northbrook Life provides insurance and administrative services to the policyholders for a fee.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS--Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

INVESTMENT INCOME--Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

REALIZED GAINS AND LOSSES--Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

FEDERAL INCOME TAXES--The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

OTHER--To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDITS OF INVESTMENT COMPANIES.

3.  EXPENSES

MORTALITY AND EXPENSE RISK CHARGE--Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract.

CONTRACT MAINTENANCE CHARGE--

- MONTHLY DEDUCTIONS--Northbrook Life deducts monthly for cost of insurance, tax expense and administrative expense from the Account Value. The cost of insurance is determined based upon several variables, including the contractholder's death benefit amount and Account Value. Tax expense is charged at an annual rate equal to .40% of the Account Value for the first ten contract years. Northbrook Life deducts a monthly administrative fee of .25% of the Account Value.

- ANNUAL MAINTENANCE FEE--Northbrook Life deducts an annual maintenance fee of $30 on each contract anniversary. This charge is waived on contracts that meet certain requirements.

-------------------------------------------------------------------

4.  PURCHASES OF INVESTMENTS

The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                          Purchases
                                          ----------
Investments in the Morgan Stanley
 Variable Investment Series
 Sub-Accounts:
  Aggressive Equity.....................  $  116,322
  Capital Growth........................     274,339
  Competitive Edge, "Best Ideas"........      30,524
  Dividend Growth.......................   1,084,949
  Equity................................   1,309,889
  European Growth.......................     285,291
  Global Dividend Growth................      57,438
  High Yield............................      63,623
  Income Builder........................     173,135
  Money Market..........................   2,035,021
  Pacific Growth........................      40,721
  Quality Income Plus...................     630,087
  S&P 500 Index.........................     246,675
  Short-Term Bond.......................     124,074
  Strategist............................     282,229
  Utilities.............................     318,712

Investments in The Universal
 Institutional Funds, Inc. Sub-
 Accounts:
  Emerging Markets Equity...............       5,965
  Equity Growth.........................     103,837
  International Magnum..................      90,098
  U.S. Real Estate......................      68,028

Investments in the Van Kampen Life
 Investment Trust Sub-Account:
  LIT Emerging Growth...................     421,016
                                          ----------
                                          $7,761,973
                                          ==========

-------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS

The accumulation unit value, the investment income ratio, the expense ratio assessed by Northbrook Life, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk charges which are assessed as a percentage of daily net assets.

                                                                                           For the year ended December 31,
                                                              At December 31, 2001                      2001
                                                              ---------------------   -----------------------------------------
                                                                  Accumulation         Investment     Expense        Total
                                                                   Unit Value         Income Ratio*   Ratio**      Return***
                                                              ---------------------   -------------   --------   --------------
Investments in the Morgan Stanley Variable Investment Series
 Sub-Accounts:
  Aggressive Equity.........................................         $10.02                0.36%        0.90%            -29.11%
  Capital Growth............................................          10.83                0.51         0.90             -26.97
  Competitive Edge, "Best Ideas"............................           7.35                0.71         0.90             -24.02
  Dividend Growth...........................................          11.00                1.92         0.90              -6.06
  Equity....................................................          13.40                0.50         0.90             -27.53
  European Growth...........................................          12.39                1.06         0.90             -18.50
  Global Dividend Growth....................................          11.57                2.77         0.90              -7.09
  High Yield................................................           4.07               18.26         0.90             -34.35
  Income Builder............................................          11.31                4.94         0.90               1.38
  Money Market..............................................          11.78                3.75         0.90               2.97
  Pacific Growth............................................           6.50                1.29         0.90             -28.08
  Quality Income Plus.......................................          12.44                6.19         0.90               8.58
  S&P 500 Index.............................................           8.46                0.85         0.90             -13.03
  Short-Term Bond...........................................          11.20                3.31         0.90               5.76
  Strategist................................................          13.36                2.40         0.90             -10.99
  Utilities.................................................          11.48                2.07         0.90             -26.42

Investments in The Universal Institutional Funds, Inc.
 Sub-Accounts:
  Emerging Markets Equity...................................           8.65                0.00         0.90              -7.33
  Equity Growth.............................................           9.24                0.00         0.90             -15.88
  International Magnum......................................           8.31                0.49         0.90             -20.02
  U.S. Real Estate..........................................          12.77                4.94         0.90               8.85

Investments in the Van Kampen Life Investment Trust
 Sub-Account:
  LIT Emerging Growth.......................................          10.67                0.00         0.90             -32.11

* INVESTMENT INCOME RATIO--This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

** EXPENSE RATIO--This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

*** TOTAL RETURN--This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

--------------------------------------------------------------------------------
NORTHBROOK LIFE
VARIABLE LIFE SEPARATE
ACCOUNT A

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNAUDITED)

NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------

                                           Aggressive     Dividend                   European      Global
                                             Equity        Growth        Equity       Growth      Advantage
                                           ----------   -----------   -----------   -----------   ---------
ASSETS
Investments at fair value                  $  396,989   $ 3,347,206   $ 2,443,922   $   531,813   $  33,392
                                           ----------   -----------   -----------   -----------   ---------

   Total assets                            $  396,989   $ 3,347,206   $ 2,443,922   $   531,813   $  33,392
                                           ==========   ===========   ===========   ===========   =========

NET ASSETS
Accumulation units                         $  396,989   $ 3,347,206   $ 2,443,922   $   531,813   $  33,392
                                           ----------   -----------   -----------   -----------   ---------

   Total net assets                        $  396,989   $ 3,347,206   $ 2,443,922   $   531,813   $  33,392
                                           ==========   ===========   ===========   ===========   =========

FUND SHARE INFORMATION
   Number of shares                            50,379       330,099       140,779        44,281       6,409
                                           ==========   ===========   ===========   ===========   =========

   Cost                                    $  657,152   $ 5,681,393   $ 5,155,894   $ 1,007,271   $  68,193
                                           ==========   ===========   ===========   ===========   =========

See notes to financial statements.

                                        1

                                                 Morgan Stanley Variable Investment Series Sub-Accounts
                                           ------------------------------------------------------------------

                                             Global
                                            Dividend        High        Income        Limited        Money
                                             Growth        Yield        Builder       Duration      Market
                                           ----------   -----------   -----------   -----------   -----------
ASSETS
Investments at fair value                  $  671,947   $   185,231   $   477,271   $   760,216   $ 3,250,352
                                           ----------   -----------   -----------   -----------   -----------

   Total assets                            $  671,947   $   185,231   $   477,271   $   760,216   $ 3,250,352
                                           ==========   ===========   ===========   ===========   ===========

NET ASSETS
Accumulation units                         $  671,947   $   185,231   $   477,271   $   760,216   $ 3,250,352
                                           ----------   -----------   -----------   -----------   -----------

   Total net assets                        $  671,947   $   185,231   $   477,271   $   760,216   $ 3,250,352
                                           ==========   ===========   ===========   ===========   ===========

FUND SHARE INFORMATION
   Number of shares                            73,922       179,836        54,174        74,677     3,250,352
                                           ==========   ===========   ===========   ===========   ===========

   Cost                                    $  993,442   $   553,868   $   608,912   $   758,605   $ 3,250,352
                                           ==========   ===========   ===========   ===========   ===========

See notes to financial statements.

                                        2

                                                Morgan Stanley Variable Investment Series Sub-Accounts
                                           ----------------------------------------------------------------

                                             Pacific      Quality       S&P 500
                                             Growth     Income Plus      Index       Strategist   Utilities
                                           ----------   -----------   -----------   -----------   ---------
ASSETS
Investments at fair value                  $  134,798   $ 1,729,480   $   986,619   $ 1,103,103   $ 472,040
                                           ----------   -----------   -----------   -----------   ---------

   Total assets                            $  134,798   $ 1,729,480   $   986,619   $ 1,103,103   $ 472,040
                                           ==========   ===========   ===========   ===========   =========

NET ASSETS
Accumulation units                         $  134,798   $ 1,729,480   $   986,619   $ 1,103,103   $ 472,040
                                           ----------   -----------   -----------   -----------   ---------

   Total net assets                        $  134,798   $ 1,729,480   $   986,619   $ 1,103,103   $ 472,040
                                           ==========   ===========   ===========   ===========   =========

FUND SHARE INFORMATION
   Number of shares                            42,523       165,977       132,789        93,483      46,876
                                           ==========   ===========   ===========   ===========   =========

   Cost                                    $  254,566   $ 1,741,190   $ 1,594,517   $ 1,444,544   $ 905,693
                                           ==========   ===========   ===========   ===========   =========

See notes to financial statements.

                                        3

                                                                                                              Van Kampen
                                                                                                            Life Investment
                                                                                                                 Trust
                                                The Universal Institutional Funds, Inc. Sub-Accounts          Sub-Account
                                           --------------------------------------------------------------   ---------------

                                           UIF Emerging
                                             Markets       UIF Equity   UIF International   UIF U.S. Real    LIT Emerging
                                              Equity         Growth           Magnum           Estate           Growth
                                           -------------   ----------   -----------------   -------------   ---------------
ASSETS
Investments at fair value                  $      63,265   $  293,344   $         106,066   $     231,992   $       490,687
                                           -------------   ----------   -----------------   -------------   ---------------

   Total assets                            $      63,265   $  293,344   $         106,066   $     231,992   $       490,687
                                           =============   ==========   =================   =============   ===============

NET ASSETS
Accumulation units                         $      63,265   $  293,344   $         106,066   $     231,992   $       490,687
                                           -------------   ----------   -----------------   -------------   ---------------

   Total net assets                        $      63,265   $  293,344   $         106,066   $     231,992   $       490,687
                                           =============   ==========   =================   =============   ===============

FUND SHARE INFORMATION
   Number of shares                               11,277       30,273              14,237          19,478            25,010
                                           =============   ==========   =================   =============   ===============

   Cost                                    $     117,069   $  518,370   $         152,859   $     243,303   $     1,002,636
                                           =============   ==========   =================   =============   ===============

See notes to financial statements.

NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                          Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ----------------------------------------------------------------

                                                     Aggressive    Capital       Dividend                   European
                                                       Equity     Growth (a)      Growth        Equity       Growth
                                                     ----------   ----------   ------------   ----------   ----------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $    1,397   $    1,559   $     65,669   $    7,477   $    9,839
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk                             (3,122)      (3,389)       (30,101)     (20,994)      (4,879)
                                                     ----------   ----------   ------------   ----------   ----------

    Net investment income (loss)                         (1,725)      (1,830)        35,568      (13,517)       4,960
                                                     ----------   ----------   ------------   ----------   ----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    86,324      582,504        621,152      441,525       97,026
  Cost of investments sold                              142,059      892,054        952,639      831,217      158,222
                                                     ----------   ----------   ------------   ----------   ----------

    Realized gains (losses) on fund shares              (55,735)    (309,550)      (331,487)    (389,692)     (61,196)

Realized gain distributions                                   -            -              -            -            -
                                                     ----------   ----------   ------------   ----------   ----------

    Net realized gains (losses)                         (55,735)    (309,550)      (331,487)    (389,692)     (61,196)

Change in unrealized gains (losses)                     (64,044)     238,873       (878,681)    (413,470)    (162,485)
                                                     ----------   ----------   ------------   ----------   ----------

    Net realized and unrealized gains
      (losses) on investments                          (119,779)     (70,677)    (1,210,168)    (803,162)    (223,681)
                                                     ----------   ----------   ------------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $ (121,504)  $  (72,507)  $ (1,174,600)  $ (816,679)  $ (218,721)
                                                     ==========   ==========   ============   ==========   ==========

(a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market
    Portfolio

See notes to the financial statements.

                                        5

                                                           Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ------------------------------------------------------------------
                                                                       Global
                                                        Global        Dividend      High        Income       Limited
                                                     Advantage (b)     Growth       Yield       Builder    Duration (c)
                                                     -------------   ----------   ---------   ----------   ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $        466    $   14,220   $  28,035   $   16,856    $    7,282
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk                                 (355)       (5,592)     (1,262)      (3,428)       (1,633)
                                                     ------------    ----------   ---------   ----------    ----------

    Net investment income (loss)                              111         8,628      26,773       13,428         5,649
                                                     ------------    ----------   ---------   ----------    ----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                      12,785        68,760      23,503       51,348        63,333
  Cost of investments sold                                 22,652        97,943      69,360       54,945        63,210
                                                     ------------    ----------   ---------   ----------    ----------

    Realized gains (losses) on fund shares                 (9,867)      (29,183)    (45,857)      (3,597)          123

Realized gain distributions                                     -             -           -            -           805
                                                     ------------    ----------   ---------   ----------    ----------

    Net realized gains (losses)                            (9,867)      (29,183)    (45,857)      (3,597)          928

Change in unrealized gains (losses)                        (5,161)     (161,214)     (1,734)     (93,134)          921
                                                     ------------    ----------   ---------   ----------    ----------

    Net realized and unrealized gains
      (losses) on investments                             (15,028)     (190,397)    (47,591)     (96,731)        1,849
                                                     ------------    ----------   ---------   ----------    ----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $    (14,917)   $ (181,769)  $ (20,818)  $  (83,303)   $    7,498
                                                     ============    ==========   =========   ==========    ==========

(b) Previously known as Competitive Edge, "Best Ideas"

(c) Previously known as Short-Term Bond Portfolio

See notes to the financial statements.

                                        6

                                                         Morgan Stanley Variable Investment Series Sub-Accounts
                                                     ---------------------------------------------------------------

                                                        Money       Pacific      Quality      S&P 500
                                                       Market        Growth    Income Plus     Index      Strategist
                                                     -----------   ---------   -----------   ----------   ----------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $    30,898   $       -   $    78,032   $   13,569   $   15,511
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk                             (19,111)     (1,008)      (11,132)      (8,843)      (8,551)
                                                     -----------   ---------   -----------   ----------   ----------

    Net investment income (loss)                          11,787      (1,008)       66,900        4,726        6,960
                                                     -----------   ---------   -----------   ----------   ----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                  1,083,000       2,530       341,826      159,124      351,107
  Cost of investments sold                             1,083,000       4,086       345,848      228,752      455,654
                                                     -----------   ---------   -----------   ----------   ----------

    Realized gains (losses) on fund shares                     -      (1,556)       (4,022)     (69,628)    (104,547)

Realized gain distributions                                    -           -             -            -            -
                                                     -----------   ---------   -----------   ----------   ----------

    Net realized gains (losses)                                -      (1,556)       (4,022)     (69,628)    (104,547)

Change in unrealized gains (losses)                            -     (32,155)      (14,939)    (365,190)    (115,487)
                                                     -----------   ---------   -----------   ----------   ----------

    Net realized and unrealized gains
      (losses) on investments                                  -     (33,711)      (18,961)    (434,818)    (220,034)
                                                     -----------   ---------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $    11,787   $ (34,719)  $    47,939   $ (430,092)  $ (213,074)
                                                     ===========   =========   ===========   ==========   ==========

See notes to the financial statements.

                                        7

                                                   Morgan Stanley
                                                      Variable
                                                  Investment Series
                                                     Sub-Accounts         The Universal Institutional Funds, Inc. Sub-Accounts
                                                  -----------------   -------------------------------------------------------------

                                                                      UIF Emerging
                                                                         Markets     UIF Equity   UIF International   UIF U.S. Real
                                                      Utilities          Equity        Growth           Magnum            Estate
                                                   ----------------   ------------   ----------   -----------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                            $    14,340      $          -   $        -   $               -   $           -
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk                              (4,324)           (1,041)      (2,192)               (868)         (1,378)
                                                   ----------------   ------------   ----------   -----------------   -------------

    Net investment income (loss)                          10,016            (1,041)      (2,192)               (868)         (1,378)
                                                   ----------------   ------------   ----------   -----------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    214,334           108,042       21,678               2,518          48,183
  Cost of investments sold                               326,363           198,919       34,555               2,988          50,989
                                                   ----------------   ------------   ----------   -----------------   -------------

    Realized gains (losses) on fund shares              (112,029)          (90,877)     (12,877)               (470)         (2,806)

Realized gain distributions                                    -                 -            -                   -           1,497
                                                   ----------------   ------------   ----------   -----------------   -------------

    Net realized gains (losses)                         (112,029)          (90,877)     (12,877)               (470)         (1,309)

Change in unrealized gains (losses)                     (123,038)           65,805     (110,378)            (28,252)        (14,438)
                                                   ----------------   ------------   ----------   -----------------   -------------

    Net realized and unrealized gains
      (losses) on investments                           (235,067)          (25,072)    (123,255)            (28,722)        (15,747)
                                                   ----------------   ------------   ----------   -----------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                      $  (225,051)     $    (26,113)  $ (125,447)  $         (29,590)  $     (17,125)
                                                   ================   ============   ==========   =================   =============

See notes to the financial statements.

                                        8

                                                         Van Kampen
                                                      Life Investment
                                                           Trust
                                                        Sub-Account
                                                      ---------------

                                                       LIT Emerging
                                                          Growth
                                                      ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                             $         2,382
Charges from Northbrook Life Insurance Company:
  Mortality and expense risk                                   (4,491)
                                                      ---------------

    Net investment income (loss)                               (2,109)
                                                      ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                         146,584
  Cost of investments sold                                    241,812
                                                      ---------------

    Realized gains (losses) on fund shares                    (95,228)

Realized gain distributions                                         -
                                                      ---------------

    Net realized gains (losses)                               (95,228)

Change in unrealized gains (losses)                          (138,835)
                                                      ---------------

    Net realized and unrealized gains
      (losses) on investments                                (234,063)
                                                      ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS                                       $      (236,172)
                                                      ===============

See notes to the financial statements.

NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

(unaudited)

                                                   Morgan Stanley Variable Investment Series Sub-Accounts
                                             -----------------------------------------------------------------

                                             Aggressive    Capital       Dividend                    European
                                               Equity     Growth (a)      Growth         Equity       Growth
                                             ----------   ----------   ------------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                 $   (1,725)  $   (1,830)  $     35,568   $   (13,517)  $    4,960
Net realized gains (losses)                     (55,735)    (309,550)      (331,487)     (389,692)     (61,196)
Change in unrealized gains (losses)             (64,044)     238,873       (878,681)     (413,470)    (162,485)
                                             ----------   ----------   ------------   -----------   ----------

Increase (decrease) in net assets
  from operations                              (121,504)     (72,507)    (1,174,600)     (816,679)    (218,721)
                                             ----------   ----------   ------------   -----------   ----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                              -            -              -             -            -
Benefit payments                                      -            -        (89,890)      (82,397)           -
Payments on termination                          (5,895)     (14,725)      (334,905)      (28,565)     (20,603)
Contract maintenance charges                     (4,179)      (4,609)       (35,372)      (28,718)      (6,454)
Transfers among the sub-accounts
  and with the Fixed Account - net               18,056     (544,746)       221,382       (41,499)     (25,849)
                                             ----------   ----------   ------------   -----------   ----------

Increase (decrease) in net assets
  from capital transactions                       7,982     (564,080)      (238,785)     (181,179)     (52,906)
                                             ----------   ----------   ------------   -----------   ----------

INCREASE (DECREASE) IN NET ASSETS              (113,522)    (636,587)    (1,413,385)     (997,858)    (271,627)

NET ASSETS AT BEGINNING OF PERIOD               510,511      636,587      4,760,591     3,441,780      803,440
                                             ----------   ----------   ------------   -----------   ----------

NET ASSETS AT END OF PERIOD                  $  396,989   $        -   $  3,347,206   $ 2,443,922   $  531,813
                                             ==========   ==========   ============   ===========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period       50,925       58,796        432,943       256,916       64,847
    Units issued                                 40,205        1,450        223,717        78,302       10,620
    Units redeemed                              (39,684)     (60,246)      (255,556)      (96,128)     (16,124)
                                             ----------   ----------   ------------   -----------   ----------
  Units outstanding at end of period             51,446            -        401,104       239,090       59,343
                                             ==========   ==========   ============   ===========   ==========

(a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market
    Portfolio

See notes to the financial statements.

                                       10

                                                   Morgan Stanley Variable Investment Series Sub-Accounts
                                             -------------------------------------------------------------------

                                                               Global
                                                Global        Dividend       High       Income        Limited
                                             Advantage (b)     Growth       Yield       Builder     Duration (c)
                                             -------------   ----------   ---------   -----------   ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                 $        111    $    8,628   $  26,773   $    13,428   $     5,649
Net realized gains (losses)                        (9,867)      (29,183)    (45,857)       (3,597)          928
Change in unrealized gains (losses)                (5,161)     (161,214)     (1,734)      (93,134)          921
                                             ------------    ----------   ---------   -----------   -----------

Increase (decrease) in net assets
  from operations                                 (14,917)     (181,769)    (20,818)      (83,303)        7,498
                                             ------------    ----------   ---------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                -             -           -             -             -
Benefit payments                                  (13,363)      (18,406)     (6,125)      (15,018)            -
Payments on termination                                 -             -      (4,736)      (16,119)      (49,219)
Contract maintenance charges                         (501)       (7,395)       (703)       (5,796)       (2,493)
Transfers among the sub-accounts
  and with the Fixed Account - net                  5,705        22,639      40,693       110,089       669,184
                                             ------------    ----------   ---------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                        (8,159)       (3,162)     29,129        73,156       617,472
                                             ------------    ----------   ---------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                 (23,076)     (184,931)      8,311       (10,147)      624,970

NET ASSETS AT BEGINNING OF PERIOD                  56,468       856,878     176,920       487,418       135,246
                                             ------------    ----------   ---------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $     33,392    $  671,947   $ 185,231   $   477,271   $   760,216
                                             ============    ==========   =========   ===========   ===========

UNITS OUTSTANDING
  Units outstanding at beginning of period          7,681        74,074      43,423        43,086        12,075
    Units issued                                    1,162        23,050     115,428        14,908        76,848
    Units redeemed                                 (2,603)      (24,540)   (107,965)       (8,528)      (22,793)
                                             ------------    ----------   ---------   -----------   -----------
  Units outstanding at end of period                6,240        72,584      50,886        49,466        66,130
                                             ============    ==========   =========   ===========   ===========

(b) Previously known as Competitive Edge, "Best Ideas"

(c) Previously known as Short-Term Bond Portfolio

See notes to the financial statements.

                                       11

                                                    Morgan Stanley Variable Investment Series Sub-Accounts
                                             --------------------------------------------------------------------

                                                 Money        Pacific       Quality       S&P 500
                                                Market         Growth     Income Plus      Index       Strategist
                                             -------------   ----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                 $      11,787   $   (1,008)  $    66,900   $     4,726   $     6,960
Net realized gains (losses)                              -       (1,556)       (4,022)      (69,628)     (104,547)
Change in unrealized gains (losses)                      -      (32,155)      (14,939)     (365,190)     (115,487)
                                             -------------   ----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from operations                                   11,787      (34,719)       47,939      (430,092)     (213,074)
                                             -------------   ----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                         1,253,859            -             -             -             -
Benefit payments                                   (39,090)           -       (24,087)      (15,616)       (4,307)
Payments on termination                           (103,960)           -       (70,367)       (6,760)        1,650
Contract maintenance charges                       (25,519)      (1,428)      (11,995)      (11,939)      (11,762)
Transfers among the sub-accounts
  and with the Fixed Account - net                (662,079)      22,249       126,392       105,899       128,232
                                             -------------   ----------   -----------   -----------   -----------

Increase (decrease) in net assets
  from capital transactions                        423,211       20,821        19,943        71,584       113,813
                                             -------------   ----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                  434,998      (13,898)       67,882      (358,508)      (99,261)

NET ASSETS AT BEGINNING OF PERIOD                2,815,354      148,696     1,661,598     1,345,127     1,202,364
                                             -------------   ----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $   3,250,352   $  134,798   $ 1,729,480   $   986,619   $ 1,103,103
                                             =============   ==========   ===========   ===========   ===========

UNITS OUTSTANDING
  Units outstanding at beginning of period         238,897       22,879       133,558       158,981        89,978
    Units issued                                   889,794        3,587       145,520        41,430        55,959
    Units redeemed                                (853,898)        (250)     (143,894)      (36,525)      (48,970)
                                             -------------   ----------   -----------   -----------   -----------
  Units outstanding at end of period               274,793       26,216       135,184       163,886        96,967
                                             =============   ==========   ===========   ===========   ===========

See notes to the financial statements.

                                       12

                                               Morgan Stanley
                                                 Variable
                                             Investment Series
                                                Sub-Accounts         The Universal Institutional Funds, Inc. Sub-Accounts
                                             -----------------   -------------------------------------------------------------

                                                                 UIF Emerging
                                                                    Markets     UIF Equity   UIF International   UIF U.S. Real
                                                 Utilities          Equity        Growth          Magnum             Estate
                                             -----------------   ------------   ----------   -----------------   -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                 $          10,016   $     (1,041)  $   (2,192)  $            (868)  $      (1,378)
Net realized gains (losses)                           (112,029)       (90,877)     (12,877)               (470)         (1,309)
Change in unrealized gains (losses)                   (123,038)        65,805     (110,378)            (28,252)        (14,438)
                                             -----------------   ------------   ----------   -----------------   -------------

Increase (decrease) in net assets
  from operations                                     (225,051)       (26,113)    (125,447)            (29,590)        (17,125)
                                             -----------------   ------------   ----------   -----------------   -------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                     -              -            -                   -               -
Benefit payments                                       (12,030)             -            -                   -               -
Payments on termination                                 (3,259)             -       (6,536)                  -               -
Contract maintenance charges                            (5,237)        (1,603)      (3,293)             (1,188)         (2,183)
Transfers among the sub-accounts
  and with the Fixed Account - net                     (97,919)       (58,423)      61,749               2,332         137,016
                                             -----------------   ------------   ----------   -----------------   -------------

Increase (decrease) in net assets
  from capital transactions                           (118,445)       (60,026)      51,920               1,144         134,833
                                             -----------------   ------------   ----------   -----------------   -------------

INCREASE (DECREASE) IN NET ASSETS                     (343,496)       (86,139)     (73,527)            (28,446)        117,708

NET ASSETS AT BEGINNING OF PERIOD                      815,536        149,404      366,871             134,512         114,284
                                             -----------------   ------------   ----------   -----------------   -------------

NET ASSETS AT END OF PERIOD                  $         472,040   $     63,265   $  293,344   $         106,066   $     231,992
                                             =================   ============   ==========   =================   =============

UNITS OUTSTANDING
  Units outstanding at beginning of period              71,046         17,279       39,685              16,195           8,948
    Units issued                                        39,671          5,264       16,741               5,034          13,283
    Units redeemed                                     (51,610)       (13,837)      (9,578)             (4,904)         (3,787)
                                             -----------------   ------------   ----------   -----------------   -------------
  Units outstanding at end of period                    59,107          8,706       46,848              16,325          18,444
                                             =================   ============   ==========   =================   =============

See notes to the financial statements.

                                       13

                                               Van Kampen
                                             Life Investment
                                                 Trust
                                               Sub-Account
                                             ---------------

                                              LIT Emerging
                                                 Growth
                                             ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income (loss)                 $        (2,109)
Net realized gains (losses)                          (95,228)
Change in unrealized gains (losses)                 (138,835)
                                             ---------------

Increase (decrease) in net assets
  from operations                                   (236,172)
                                             ---------------

INCREASE (DECREASE) IN NET ASSETS
FROM CAPITAL TRANSACTIONS
Deposits                                                   -
Benefit payments                                           -
Payments on termination                               (3,725)
Contract maintenance charges                          (6,137)
Transfers among the sub-accounts
  and with the Fixed Account - net                   (60,882)
                                             ---------------

Increase (decrease) in net assets
  from capital transactions                          (70,744)
                                             ---------------

INCREASE (DECREASE) IN NET ASSETS                   (306,916)

NET ASSETS AT BEGINNING OF PERIOD                    797,603
                                             ---------------

NET ASSETS AT END OF PERIOD                  $       490,687
                                             ===============

UNITS OUTSTANDING
  Units outstanding at beginning of period            74,733
    Units issued                                      36,450
    Units redeemed                                   (44,476)
                                             ---------------
  Units outstanding at end of period                  66,707
                                             ===============

See notes to the financial statements.

NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Northbrook Life Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is a wholly owned subsidiary of The Allstate Corporation. On September 11, 2002, the boards of directors of Northbrook Life and Allstate approved the merger of the Northbrook Life into Allstate, expected to be effective January 1, 2003. In conjunction with the merger, the Account will be renamed Allstate Life Separate Account A, a Separate Account of Allstate.

     These financial statements and notes as of September 30, 2002 and for the nine month period ended September 30, 2002 are unaudited. These financial statements and notes should be read in conjunction with the Northbrook Life Variable Separate Account A audited financial statements and notes for the period ended December 31, 2001 found in the prospectus for the Northbrook Variable Life contract filed under Form S-6, dated May 1, 2001. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Northbrook Life issues the Morgan Stanley Variable Life contract, the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value upon death, variable life contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

       MORGAN STANLEY VARIABLE INVESTMENT SERIES
            Aggressive Equity                     Limited Duration
            Dividend Growth                       Money Market
            Equity                                Pacific Growth
            European Growth                       Quality Income Plus
            Global Advantage                      S&P 500 Index
            Global Dividend Growth                Strategist
            High Yield                            Utilities
            Income Builder

       THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
            UIF Emerging Markets Equity           UIF International Magnum
            UIF Equity Growth                     UIF U.S. Real Estate

       VAN KAMPEN LIFE INVESTMENT TRUST
            LIT Emerging Growth

     Northbrook Life provides insurance and administrative services to the policyholders for a fee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .90% per annum of the daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract.

     CONTRACT MAINTENANCE CHARGE -

          - MONTHLY DEDUCTIONS - Northbrook Life deducts monthly for cost of insurance, tax expense and administrative expense from the Account Value. The cost of insurance is determined based upon several variables, including the contractholder's death benefit amount and Account Value. Tax expense is charged at an annual rate equal to .40% of the Account Value for the first ten contract years. Northbrook Life deducts a monthly administrative fee of .25% of the Account Value.

          - ANNUAL MAINTENANCE FEE - Northbrook Life deducts an annual maintenance fee of $30 on each contract anniversary. This charge is waived on contracts that meet certain requirements.

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the nine months ended September 30, 2002 were as follows:

     (unaudited)

                                                                              Purchases
                                                                            -------------
     Investments in the Morgan Stanley Variable Investment Series
        Sub-Accounts:
           Aggressive Equity                                                $      92,581
           Capital Growth (a)                                                      16,593
           Dividend Growth                                                        417,935
           Equity                                                                 246,830
           European Growth                                                         49,081
           Global Advantage (b)                                                     4,737
           Global Dividend Growth                                                  74,227
           High Yield                                                              79,405
           Income Builder                                                         137,932
           Limited Duration (c)                                                   687,259
           Money Market                                                         1,517,998
           Pacific Growth                                                          22,343
           Quality Income Plus                                                    428,669
           S&P 500 Index                                                          235,434
           Strategist                                                             471,879
           Utilities                                                              105,904

     Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
           UIF Emerging Markets Equity                                             46,975
           UIF Equity Growth                                                       71,407
           UIF International Magnum                                                 2,793
           UIF U.S. Real Estate                                                   183,135

     Investments in the Van Kampen Life Investment Trust Sub-Account:
           LIT Emerging Growth                                                     73,732
                                                                            -------------

                                                                            $   4,966,849
                                                                            =============

     (a) On August 23, 2002 the Capital Growth Portfolio merged into the Money Market Portfolio

     (b) Previously known as Competitive Edge, "Best Ideas"

     (c) Previously known as Short-Term Bond Portfolio

5.   FINANCIAL HIGHLIGHTS

     The accumulation unit value, the investment income ratio, the expense ratio assessed by Northbrook Life, and the total return is presented for each sub-account. As explained in Note 3, the expense ratio represents mortality and expense risk charges which are assessed as a percentage of daily net assets.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

         * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

         ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying fund portfolios and charges made directly to contractholder accounts through the redemption of units.

         *** TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(unaudited)                                                    At September 30, 2002   For the nine months ended September 30, 2002
                                                               ---------------------   --------------------------------------------

                                                                   Accumulation         Investment          Expense         Total
                                                                    Unit Value         Income Ratio*        Ratio**        Return***
                                                               ---------------------   -------------       ---------     -----------
     Investments in the Morgan Stanley Variable Investment
        Series Sub-Accounts:
           Aggressive Equity                                             $    7.72            0.31 %          0.90 %        -23.02 %
           Dividend Growth                                                    8.34            1.62            0.90          -24.11
           Equity                                                            10.22            0.25            0.90          -23.70
           European Growth                                                    8.96            1.47            0.90          -27.67
           Global Advantage (b)                                               5.35            1.04            0.90          -27.21
           Global Dividend Growth                                             9.26            1.86            0.90          -19.97
           High Yield                                                         3.64           15.48            0.90          -10.66
           Income Builder                                                     9.65            3.49            0.90          -14.71
           Limited Duration (c)                                              11.50            1.63                            2.64
           Money Market                                                      11.83            1.02            0.90            0.37
           Pacific Growth                                                     5.14            0.00            0.90          -20.89
           Quality Income Plus                                               12.79            4.60            0.90            2.83
           S&P 500 Index                                                      6.02            1.16            0.90          -28.85
           Strategist                                                        11.38            1.35            0.90          -14.87
           Utilities                                                          7.99            2.23            0.90          -30.43

     Investments in The Universal Institutional Funds, Inc.
        Sub-Accounts:
           UIF Emerging Markets Equity                                        7.27            0.00            0.90          -15.95
           UIF Equity Growth                                                  6.26            0.00            0.90          -32.27
           UIF International Magnum                                           6.50            0.00            0.90          -21.78
           UIF U.S. Real Estate                                              12.58            0.00            0.90           -1.52

     Investments in the Van Kampen Life Investment Trust
        Sub-Account:
           LIT Emerging Growth                                                7.36            0.37            0.90          -31.08

     (b) Previously known as Competitive Edge, "Best Ideas"
     (c) Previously known as Short-Term Bond Portfolio

                                     PART C

                                OTHER INFORMATION

Item 27. EXHIBITS

(a)(i) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Life Variable Life Separate Account A (formerly known as Northbrook Life Variable Life Separate Account A) (Incorporated herein by reference to Form S-6 Registration Statement (File No. 333-25057) dated April 11, 1997.)

(a)(ii)   Resolution  of the Board of  Directors  of Allstate  Life  Insurance
Company authorizing the transfer of Northbrook Life Variable Life Separate Account A from Northbrook Life Insurance Company to Allstate Life Insurance Company filed herewith.

(b) Not applicable.

(c)(i) Form of Principal Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 033-35412) dated December 31, 1996).

(ii) Form of Selling Agreement (Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 033-35412) dated December 31, 1996).

(d)(i) Form of Contract (Incorporated herein by reference to Form S-6 Registration Statement (File No. 333-25057) dated April 11, 1997.)

(ii) Form of Contract Endorsement (reflecting Allstate as issuer) filed herewith

(e) Form of Application for the Contract : filed herewith

(f)(i) Articles of Incorporation of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement (File No. 333-77605) dated April 24, 2001.)

(ii) By-Laws of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement (File No. 333-77605) dated April 24, 2001.)

(g) Not applicable.

(h) Forms of Participation Agreements (Incorporated herein by reference to Post-Effective Amendment No. 20 to Form N-4 Registration Statement (File No. 002-82511) dated April 30, 1996.)

(i) Administrative Contracts (not applicable)

(j) Other Material Contracts (not applicable)

(k)(i) Opinion and Consent of Counsel as to legality of securities issued by Northbrook Life Insurance Company (Illinois) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-25057) dated August 22, 1997).

(ii) Opinion and Consent of Counsel as to legality of securities issued by Northbrook Life Insurance Company (Arizona) (Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registration Statement (File No. 333-25057) dated April 30, 1999).

(iii) Opinion and Consent of Counsel as to legality of securities to be issued by Allstate filed herewith.

(l)(i) Actuarial Opinion and Consent (Incorporated herein by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-25057) dated April 30, 1998.)

(ii) Actuarial Opinion and Consent. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-25057) dated May 1, 2000.)

(iii) Actuarial Opinion and Consent. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-25057) dated April 16, 2001).

(iv) Actuarial Opinion and Consent. (Incorporated herein by reference to Post-Effective Amendment No. 5 to Form S-6 Registration Statement (File No. 333-25057) dated April 22, 2002).

(m)(i) Hypothetical Illustrations (Incorporated herein by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-25057) dated April 30, 1998.)

(ii) Hypothetical Illustrations (Incorporated herein by reference to Post-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-25057) dated May 1, 2000.)

(iii) Hypothetical Illustrations (Incorporated herein by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-25057) dated April 16, 2001).

(iv) Hypothetical Illustrations (Incorporated herein by reference to Post-Effective Amendment No. 5 to Form S-6 Registration Statement (File No. 333-25057) dated April 22, 2002).


(n) Other Consents
         (i) Consent of Foley & Lardner
         (ii) Consent of Deloitte & Touche LLP

(o) Omitted financial statements (not applicable)

(p) Initial Capital Arrangements (not applicable)

(q) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-25057) dated August 22, 1997.)

(r)(i) Powers of Attorney for Marla G. Friedman, John C. Lounds, Kevin R. Slawin and Casey J. Sylla (Incorporated herein by reference to Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

(ii) Power of Attorney for Samuel H. Pilch (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-77605) dated July 8, 1999.)

(iii) Powers of Attorney for Richard I. Cohen, Margaret G.Dyer, Edward M. Liddy,
J. Kevin McCarthy, and Robert W. Pike (Incorporated herein by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-77605) dated April 28, 2000.)

(iv) Power of Attorney for David A. Bird and Steven E. Shebik (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement (File No. 333-77605) dated April 29, 2002.)

(v) Power of Attorney for Casey J. Sylla, Eric A. Simonson, and Michael J. Roche filed herewith.

(s) Independent Auditor's Awareness Letter filed herewith.

(t) Merger Agreement and Articles of Merger between Northbrook Life Insurance Company and Allstate Life Insurance Company filed herewith.

Item 28.
DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                                 POSITION AND OFFICE WITH
BUSINESS ADDRESS                                   DEPOSITOR OF THE ACCOUNT

Casey J. Sylla                                       Chairman of the Board, President, and Director
                                                     (Principal Executive Officer)
Michael J. Velotta                                   Senior Vice President, General Counsel, Secretary, and
                                                     Director
Richard L. Baker                                     Vice President
David A. Bird                                        Senior Vice President and Director
Patricia A. Coffey                                   Vice President
Richard I. Cohen                                     Director
Margaret G. Dyer                                     Senior Vice President and Director
Thomas W. Evans                                      Vice President
Marla G. Friedman                                    Senior Vice President and Director
Karen C. Gardner                                     Vice President
Dennis Gomez                                         Vice President
John R. Hunter                                       Vice President
John C. Lounds                                       Senior Vice President and Director
Edward M. Liddy                                      Director
J. Kevin McCarthy                                    Senior Vice President and Director
Mary J. McGinn                                       Vice President and Assistant Secretary
William H. Monie                                     Vice President
Robert W. Pike                                       Director
Samuel H. Pilch                                      Group Vice President, Controller,
                                                     and Director(Principal Accounting Officer)
Michael J. Roche                                     Senior Vice President and Director
Steven E. Shebik                                     Senior Vice President, Chief Financial Officer, and
                                                     Director
                                                     (Principal Financial Officer)
Eric A. Simonson                                     Senior Vice President, Chief Investment Officer
                                                     and Director
Kevin R. Slawin                                      Senior Vice President and Director
Thomas J. Wilson II                                  Director
B. Eugene Wraith                                     Vice President
James P. Zils                                        Treasurer
D. Steven Boger                                      Assistant Vice President
Lisa Cochrane                                        Assistant Vice President
Errol Cramer                                         Assistant Vice President and Appointed Actuary
Lawrence W. Dahl                                     Assistant Vice President
Robert C. Doebler                                    Assistant Vice President
Sarah R. Donahue                                     Assistant Vice President
Phillip Emmanuele                                    Assistant Vice President
Lisa J. Flanary                                      Assistant Vice President
Douglas F. Gaer                                      Assistant Vice President
Gregory J. Guidos                                    Assistant Vice President
Brent H. Hamann                                      Assistant Vice President
John Hershberger                                     Assistant Vice President
Ronald A. Johnson                                    Assistant Vice President
Teresa G. Logue                                      Assistant Vice President
Robert L. Park                                       Assistant Vice President and Chief Compliance Officer
Barry S. Paul                                        Assistant Vice President and Assistant Treasurer
John Pintozzi                                        Assistant Vice President
Joseph P. Rath                                       Assistant Vice President, Assistant General Counsel
                                                     and Assistant Secretary
Charles L. Salisbury                                 Assistant Vice President
Robert A. Shore                                      Assistant Vice President
Robert E. Transon                                    Assistant Vice President
Timothy N. Vander Pas                                Assistant Vice President
Patricia W. Wilson                                   Assistant Vice President and Assistant Secretary
Richard Zaharias                                     Assistant Vice President
Laura R. Zimmerman                                   Assistant Vice President
Joanne M. Derrig                                     Assistant Vice President and Chief Privacy Officer
Doris M. Bryant                                      Assistant Secretary
Susan L. Lees                                        Assistant Secretary
Paul N. Kierig                                       Assistant Secretary
Kristine Leston                                      Assistant Secretary

The principal business address of Mr. Bird is 544 Lakeview Parkway, Vernon Hills, Illinois 60061. The principal business address of Mr. Monie is 1776 American Heritage Drive, Jacksonville, Florida 32224. The principal business address of Mr. Wraith, Mr. Dahl and Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.


Item 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 2002 (File No. 1-11840).


Item 30.  INDEMNIFICATION



The By-Laws of Allstate Life Insurance Company ("Depositor") provide that it will indemnify its officers and directors for certain damages and expenses that may be incurred in the performance of their duty to Depositor. No indemnification is provided, however, when such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty, unless indemnification is deemed appropriate by the court upon application. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

The General Agency Agreement between Allstate Life Insurance Company and Morgan Stanley DW Inc. provides that Allstate will indemnify Morgan Stanley DW Inc. as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, Morgan Stanley DW Inc., is the principal underwriter for the following affiliated investment companies:

         Allstate Life Insurance Company Separate Account A
         Allstate Financial Advisors Separate Account I
         Allstate Life of New York Variable Annuity Account
         Allstate Life of New York Variable Annuity Account II


(b) The directors and principal officers of the principal underwriter are:


Name and Principal Business         Positions and Offices
Address* of Each Such Person        With Principal Underwriter

Bruce F. Alonso                             Director, Executive Vice President
John H. Schaefer                            President, Director, Chief Operating Officer
Donald G. Kempf, Jr.                        Director
John J. Mack                                Director
Stephen S. Crawford                         Director
Robert G. Scott                             Director
Philip J. Purcell                           Director, Chairman and Chief Executive Officer
James F. Higgins                            Director
Stephen R. Miller                           Director, Executive Vice President
Mitchell M. Merin                           Director
Michael H. Stone                            Executive Vice President, General Counsel and
                                            Secretary
Lee Horwitz                                 Senior Vice President and Controller
Joseph G. Siniscalchi                       Director, Executive Vice President
Thomas O'Connell                            Executive Vice President
Frederick J. Frohne                         Executive Vice President
Ronald T. Carman                            Senior Vice President, Associate General
                                            Counsel and Assistant Secretary
Joyce L. Kramer                             Senior Vice President, Deputy General Counsel
                                            and Assistant Secretary
Alexander C. Frank                          Senior Vice President and Treasurer
Charles F. Vadala, Jr.                      Senior Vice President and Chief Financial
                                            Officer
Michael T. Cunningham                       Senior Vice President
Lorena J. Kern                              Senior Vice President
Debra M. Aaron                              Vice President
Darlene R. Lockhart                         Vice President
Harvey B. Mogenson                          Vice President
Kevin Mooney                                Vice President
Saul Rosen                                  Vice President
Frank G. Skubic                             Vice President
Eileen S. Wallace                           Vice President
Sabrina Hurley                              Assistant Secretary

* The principal business address of the above-named individuals is 1585 Broadway, New York, New York 10036.


(c) Compensation of Morgan Stanley DW Inc.

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant for the year ended December 31, 2002.


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          (1)                   (2)                     (3)                     (4)                     (5)
    Name of Principal        Net Underwriting       Compensation on          Brokerage            Other Compensation
      Underwriter             Discounts and        Events Occasioning        Commissions
                               Commissions         the Deduction of a
                                                  Deferred Sales Load
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Morgan Stanley DW Inc.            N/A                    N/A                     N/A               $24,597,731.06
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Item 32.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062. The Distributor, Morgan Stanley DW Inc., is located at 1585 Broadway, New York, New York 10036.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a)of the Investment Company Act and the rules promulgated thereunder.

Item 33. MANAGEMENT SERVICES

None

Item 34. REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company under the Contracts. Allstate Life Insurance Company bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life Insurance Company to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to the Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus (es), or otherwise.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Township of Northfield, State of Illinois, on the 2nd day of January, 2003.

                 Allstate Life Variable Life Separate Account A
                                            (Registrant)

                                            By: Allstate Life Insurance Company
                                             (Depositor)

                               By: /s/Michael J. Velotta
                                   --------------------------
                                      Michael J. Velotta
                                      Senior Vice President, Secretary and
                                          General Counsel


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of Allstate Life Insurance Company on the 2nd day of January, 2003.

*/CASEY J. SYLLA                                             Chairman of the Board,
------------------                                           President and Director
Casey J. Sylla                                               (Principal Executive Officer)


/s/MICHAEL J. VELOTTA                                        Senior Vice President, Secretary,
-----------------                                            General Counsel and Director
Michael J. Velotta


*/DAVID A. BIRD                                              Senior Vice President and Director
------------------
David A. Bird


*/RICHARD I. COHEN                                           Director
------------------
Richard I. Cohen


*/MARGARET G. DYER                                           Senior Vice President and Director
------------------
Margaret G. Dyer


*/MARLA G. FRIEDMAN                                          Senior Vice President and Director
------------------
Marla G. Friedman


*/EDWARD M. LIDDY                                            Director
------------------
Edward M. Liddy


*/JOHN C. LOUNDS                                             Senior Vice President and Director
------------------
John C. Lounds



*/J. KEVIN MCCARTHY                                          Senior Vice President and Director
------------------
J. Kevin McCarthy


*/ROBERT W. PIKE                                             Director
------------------
Robert W. Pike


*/SAMUEL H. PILCH                                            Group Vice President, Controller,
------------------                                           and Director (Principal Accounting Officer)
Samuel H. Pilch


*/MICHAEL J. ROCHE                                           Senior Vice President and Director
------------------
Michael J. Roche


*/STEVEN E. SHEBIK                                           Senior Vice President, Chief
------------------                                           Financial Officer and Director
Steven E. Shebik                                             (Principal Financial Officer)

*/ERIC A. SIMONSON                                           Senior Vice President, Chief
-----------------                                            Investment Officer and Director
Eric A. Simonson


*/KEVIN R. SLAWIN
-----------------                                            Senior Vice President and Director
Kevin R. Slawin

*/THOMAS J. WILSON II                                        Director
-----------------
Thomas J. Wilson II




*/By Michael J. Velotta, pursuant to Powers of Attorney previously filed.

                                  EXHIBIT INDEX

Exhibit Number              Description

(a)(ii)                     Resolution of the Board of Directors
(d)(ii)                     Form of Contract Endorsement
                            (reflecting Allstate as issuer)
(e)                         Form of Application for the Contract
(k)(iii)                    Opinion and Consent of Counsel
(n)(i)                      Consent of Foley & Lardner
(n)(ii)                     Consent of Deloitte & Touche LLP
(r)(v)                      Power of Attorney for Casey J. Sylla,
                            Eric A. Simonson, and Michael J. Roche
(s)                         Independent Auditor's Awareness Letter
(t) Merger Agreement and Articles of Merger between Northbrook Life Insurance Company and Allstate Life Insurance Company